CRISIL
An S&P Global Company

Assessment of the travel industry in India

November 2021

Contents

1 Summary

1.1 India's macroeconomic overview

GDP rose at 6.6% CAGR between fiscals 2012 and 2020; growth likely at 9.5% this fiscal

CRISIL forecasts India's GDP growth to rebound to 9.5% in the base case this fiscal, on the back of following drivers:

1. Weak base: GDP contracted 7.3% in fiscal 2021, providing a statistical push to growth this fiscal
2. Global upturns: Higher global growth in 2021 — in world GDP by 5.0%, advanced economies 4.3% and emerging economies 6.3% — should lift exports
3. Covid-19 curve: An active vaccination rollout and, at the same time, learning to live with the virus should broaden growth this fiscal, especially in the services and unorganised sectors
4. Fiscal push: Stretch in the fiscal glide path and focus of the Union Budget 2021-22 on capex are expected to have a multiplier effect on growth.

Real GDP growth (% on-year)


FY24P 5.7%
FY23P 7.8%
FY22P 9.5%
FY21AE -7.3%
FY20 4.0%
FY19 6.5%
FY18 6.8%
FY17 8.3%
FY16 8.0%
FY15 7.4%
FY14 6.4%
FY13 5.5%
-9.0% -7.0% -5.0% -3.0% -1.0% 1.0% 3.0% 5.0% 7.0% 9.0%

Note: AE: Advance estimates; P: Projected by CRISIL Research

Source: Provisional estimates of national income 2020-21 by Central Statistics Office (CSO), Ministry of Statistics and Programme Implementation (MoSPI); CRISIL Research

India's GDP growth is expected to rebound to 9.5% in FY22 from a decline of 7.3% in FY21 due to the impact of COVID-19. We believe India is one of the world's largest and fastest growing economies, with a large middle class population, increasing disposable income and a rapidly growing online consumer segment.

India ranked seventh globally in total tourism spending in 2020, up from ninth in 2019

India ranked seventh worldwide in total tourism spend in calendar year 2020. As a percentage of GDP, tourism spending was 6.9% in calendar year 2019. Travel and tourism GDP fell 36.3% on-year in 2020, owing to the pandemic.

Top 10 countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2020 (%)


2,000
1,500
1,000
500
0
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
8.6%
5.3%
11.6%
4.5%
7.1%
4.7%
9.8%
5.5%
13.1%
7.0%
8.5%
4.7%
6.9%
4.7%
10.1%
4.2%
15.0%
8.5%
10.7%
6.0%
USA
China
Japan
Germany
Italy
France
India
UK
Mexico
Australia
Total Contribution to GDP (In $ Billion) 2019
Total Contribution to GDP (In $ Billion) 2020
Total Contribution to GDP (In %) 2020
Total Contribution to GDP (In %) 2019

Source: World Travel and Tourism Council (WTTC), CRISIL Research

1.2 A snapshot of the travel market in India

Overview of travel market in India

		FY20 E		FY25 P
Rs billion (Gross booking revenue)	Travel industry in India	2,470 – 2,490	CAGR: 5-7%	3,350-3370
	Online penetration (%)	59-61%		71-72%
	Share of Indian travel market as of FY 20	Air ticketing: 50%; Hotel booking: 31%; Rail ticketing: 19%		
	Online travel market	1,480 – 1,500	CAGR: 9-11%	2,390 – 2,410
	OTA share in online Travel Market (%)	63-67%		69-71%
	OTA industry in India	960-980	CAGR: 11-13%	1,680-1,700
Rs billion (Net revenue)	OTA industry in India (net revenue)	85-87	CAGR: 10-12%	140-160
	Share of OTA as of FY20	Air ticketing: 52%; Hotel booking: 38%; Others (bus, rail, etc.): 10%		
	Share of B2B in OTA	35-45%		38-48%
	B2B in OTA	33-37	CAGR: 12-14%	62-66

Notes: 1. E: Estimated P: Projected 2. For gross bookings, CRISIL Research has considered airline ticketing (domestic and international), hotels (room revenues across premium, mid-market and budget accommodations) and railway ticketing (long distance train ticketing) segments of the travel industry in India. The market size includes tickets booked through offline and online modes and is estimated at the gross bookings level (defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges, and these are net of cancellations, discounts and/or refunds). CRISIL Research has not included bus bookings under Indian travel industry in this section.

3. For estimating the online travel agency (OTA) industry, CRISIL Research has considered net revenue i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

4. Business-to-customer (B2C) category includes direct or retail customers; business-to-business (B2B) category includes corporate clients and travel agents.

5. Online travel industry includes bus bookings revenue, along with flight, rail and hotel bookings

Source: Industry interactions, CRISIL Research

The Indian travel industry is expected to grow at 5-7% CAGR, expanding to Rs 3,350-3,370 billion in fiscal 2025 from Rs 2,470-2,490 billion in fiscal 2020, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, and increase in frequency of travel for business and leisure purposes. Online penetration within the industry is expected to reach . As a result, the online travel market in India is estimated to grow to Rs 2,390- 2,410 billion in fiscal 2025 from Rs 1,480-1,500 billion in fiscal 2020, or at 9-11% CAGR. Within the online travel market, share of online travel agencies (OTAs) is expected to increase faster in comparison with captive players.

The OTA industry in India in gross booking revenue terms is estimated to grow at 11-13% CAGR between fiscals 2020 and 2025 to Rs 1,680-1,700 billion. In net revenue terms, it is likely to grow at 10-12% to Rs 140- 160 billion by fiscal 2025, driven by changing customer preferences and technological advancements. Within the OTA market, the business-to-business (B2B) category is expected to grow faster than the business-to-customer (B2C) category through fiscal 2025. The B2B category is estimated to grow at 12-14% CAGR to Rs 62-66 billion in fiscal 2025 from Rs 33-37 billion in fiscal 2020.

1.3 Review of the travel market in India

Indian travel industry to grow at 5-7% CAGR between fiscals 2020 and 2025

The Indian travel industry was estimated at Rs 1,590-1,610 billion in fiscal 2015. Led by a growing economy, geographical and cultural diversity, and various government initiatives, the Indian travel industry grew at 8-10% CAGR between fiscal 2015 to 2020, to a size of Rs 2,470-2,490 billion. The growth momentum is expected to continue. We expect the industry to grow annually by 5-7% to Rs 3,350-3,370 billion by fiscal 2025, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, increase in frequency of travel business and leisure purposes, reforms in visa and increase in connectivity across means of transport.

Trend and outlook for Indian travel industry


(Rs billion)
4,000
3,000
2,000
1,000
0
1,590-1,610
CAGR (FY15-20): 8-10%
2,470-2,490
1,000-1,020
CAGR (FY20-25): 5-7%
3,350-3,370
FY15E
FY20E
FY21E
FY25P

Notes: 1. E: Estimated P: Projected 2. Market size for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. 3. Market size estimates take into consideration Covid-19 impact. FY21 market impacted due to COVID-19

Source: CRISIL Research

Air travel to retain majority share in Indian travel market as of fiscal 2025

Trend in and outlook on segment-wise share in the Indian travel market


(Rs billion)
100%
80%
60%
40%
20%
0%
1,590-1,610
23-25%
28-30%
46-48%
2,470-2,490
18-20%
30-32%
49-51%
3,350-3,370
15-17%
26-28%
56-58%
FY15E
FY20E
FY25P
Air ticketing
Hotel booking
Rail ticketing

Notes: 1. E: Estimated P: Projected 2. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. 3. Market size estimates take into consideration Covid-19 impact. 4. The numbers above the bar charts represent total Indian travel market for that year

Source: CRISIL Research

Online penetration in the Indian travel market likely at 71-72% in fiscal 2025

The Indian travel market is growing fast and has significantly evolved with digitalisation. The global distribution system (GDS) was introduced for travel and hospitality service providers in India during the 1990s, at a time internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Moreover, emergence of OTAs and online travel aggregators during the early 2000s, which initially focussed on airline ticketing, propelled growth of online ticketing.

Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smart phones, user friendliness of online platforms, convenience in terms of comparison and varied modes of payment offered (credit cards, debit cards and net banking), and faster pace of service providers adopting digital platforms for their businesses. Online penetration of the Indian travel industry — defined as share of bookings done online through captive websites of the service providers or through OTAs — as stood at ~59-61% as of fiscal 2020. This share is further expected to increase to 71-72% by fiscal 2025, supported by growth in online transactions.

Trend in and outlook on online penetration of the Indian travel market


(Rs billion)
1,590-1,610
2,470-2,490
3,350-3,370
100%
80%
60%
40%
20%
0%
56-58%
42-44%
39-41%
59-61%
28-29%
71-72%
FY15
FY20E
FY25P
Online
Offline

Note: 1. E: Estimated P: Projected 2. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. 3. Market size estimates take into consideration Covid-19 impact. 4. The numbers above the bar charts represent the total Indian travel market for that year

Source: CRISIL Research

Online penetration of air ticketing at 68-70% as of fiscal 2020

Industry estimates indicate that air ticketing had a high online penetration of 68-70% as of fiscal 2020 as the segment was among the earliest to adopt online channels. This was followed by railway ticketing at 72-74%. Commencement of e-ticketing services by IRCTC since 2002 has helped the online railways ticketing segment gain ground. In contrast, online penetration in hotel bookings has remained on the lower side at 24-26%. The fragmented nature of the Indian hotel industry as compared with airlines or railways and comparatively slower

adoption by hotel brands and chains, especially the mid and small-sized ones onto the digital platforms including OTAs has kept the online penetration of hotels relatively low.

Segment-wise share in online penetration


(Rs billion)
1,220-1,240
770-790
460-480
1,900-1,940
900-920
520-530
100%
80%
60%
40%
20%
0%
30-32%
68-70
74-76%
24-26%
26-28%
73-75%
19-21%
79-81%
63-65%
35-37%
17-19%
81-83%
Air ticketing
Hotel booking
Rail ticketing
FY20E
FY25P
Online
Offline

Notes: 1. E: Estimated P: Projected 2. The numbers above the bar charts represent total travel market for that segment
Source: CRISIL Research

CRISIL Research expects online penetration for airline ticketing, hotel booking and rail ticketing to improve to 79-81%, 35-37% and 81-83%, respectively, by fiscal 2025, largely driven by the convenience offered by online channels vis-à-vis offline ones. Online penetration of hotel bookings is expected to increase on account of supply expansion as more players, especially from smaller tier 1, 2 and 3 cities come onto the online platform. Moreover, support from higher penetration of internet and increased smartphone usage, coupled with a youthful population which has rapidly adapted to the digital era, are expected to increase consumers' preference for online travel booking across segments in the medium to long term.

1.4 Review of the online ticketing market in India

Indian online ticketing market to grow at 9-11% CAGR between fiscals 2020 and 2025

The Indian online ticketing market was estimated at Rs 1,480-1,500 billion in fiscal 2020, more than doubling from Rs 670-690 billion in fiscal 2015. This translates to ~16-18% CAGR through these years. The growth could be attributed largely to the increasing penetration of internet and smart phones. Growth in share of low-cost airlines and increasing popularity of online railway ticket booking system owing to its convenience have further supported the growth. Hence, the Indian online ticketing market is estimated to register a 9-11% CAGR growing to Rs 2,390-2,410 billion in fiscal 2025. While increasing penetration of internet and smart phones will continue to aid growth in the medium to long term, the pent up demand after Covid 19 will support growth in the near term.

That said, the industry also faces some challenges. Concern about security of travellers' personal information and online financial frauds are the key concerns that require to be addressed effectively in order to ensure seamless transition from offline to online channels.

Trend in and outlook on the online ticketing industry in India


(Rs billion)
3,000
2,500
2,000
1,500
1,000
500
0
CAGR (FY15-20): 16-18%
CAGR (FY20-25): 9-11%
670-690
1,480-1,500
630-650
2,390-2,410
FY15E
FY20E
FY21E
FY25P

Notes: 1. E: Estimated P: Projected 2. Online ticketing industry includes bus bookings revenue along with flight, rail and hotel bookings. FY21 market impacted due to COVID-19

Source: CRISIL Research

Airline ticketing accounts for a dominant share in the Indian online ticketing industry

Sub-segments within online ticketing market over FY20-25 (based on gross revenue)


(Rs billion)
FY25P
63-65%
17-19%
13-15%
<5%
2,390-2,410
FY20E
56-58%
22-24%
12-14%
6-8%
1,480-1,500
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Air Ticketing
Rail Ticketing
Hotel Booking
Bus ticketing

Notes: 1. E: Estimated P: Projected 2. The numbers to the right of the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL Research

1.5 Share of OTAs and captive websites in online ticketing market in India

OTAs to dominate air, hotel and bus ticketing by fiscal 2025

Within the online air ticketing segment, OTAs enjoyed a high share of 81-83%, with captive websites comprising the rest, as of fiscal 2020. Ease of comparison and competitive pricing have played a major role in OTAs' achieving dominance in the sector.

In the case of railways segment, IRCTC is the dominant player in online rail ticketing. While OTAs have ventured into the rail ticketing segment; the bookings are routed via the IRCTC platform itself, limiting the earning margins of OTAs. IRCTC has also initiated a number of measures to improve the user interface and ensure ease in booking process across its mobile and web platforms, which is expected to limit the growth potential of OTAs in this segment.

Within the online hotels booking segment, OTAs enjoy 78-80% share. Higher degree of convenience offered by OTAs with regards to number of options, ease of comparison and competitive pricing have played a critical role in their gaining dominance.

In case of bus ticketing, while online penetration remains low on account of ready availability of tickets with state transport corporations as well as private players, OTAs enjoy a higher share at 75-78% in comparison with captive players. Industry interactions indicate that this is largely on account of higher degree of user friendliness of OTAs platforms vis-à-vis captive websites.

Trend in and outlook on segment-wise share of OTAs in online ticketing (based on gross revenue)


(Rs billion)
840-850
190-200
335-345
100-110
1,520-1,530
325-325
425-435
110-115
100%
80%
60%
40%
20%
0%
17-19%
20-22%
86-88%
22-24%
17-19%
14-16%
84-86%
16-18%
81-83%
79-80%
12-14%
76-78%
81-83%
84-86%
13-15%
82-84%
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
FY20E
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
FY25P
OTAs
Captive

Notes: 1. E: Estimated P: Projected 2. The numbers above the bar charts represent total online ticketing market for that segment

Source: Industry interactions, CRISIL Research

Based on gross bookings, OTAs to comprise 69-71% of total online ticketing by fiscal 2025

As per industry estimates, in value terms, OTAs accounted for ~64-66% of the total online ticketing industry in India as of fiscal 2020, based on gross booking revenue. In absolute terms, it translated to an estimated market size of Rs 970-980 billion. The share is estimated to have grown from 51-53% (Rs 350-360 billion) during fiscal 2015, owing to comparatively more user-friendly interface as compared with captive websites of service providers and ease of comparison across options. Higher discounts from the OTAs and offers by banking and payment partners have also made them competitive in pricing. This trend is expected to continue in the medium term with the share of OTAs in total online ticketing industry expected to reach 69-71% by fiscal 2025, translating to Rs 1,680-1,700 billion in absolute terms.

Trend in and outlook on share of OTAs in total online ticketing industry in India (based on gross revenue)


(Rs billion)
670-690
1,480-1,500
2,390-2,410
100%
80%
60%
40%
20%
0%
47-49%
51-53%
33-37%
63-67%
29-31%
69-71%
FY15E
FY20E
FY25P
OTAs
Captive

Notes: 1. E: Estimated P: Projected. Online ticketing industry includes bus bookings revenues along with flight, rail and hotel bookings 2. The numbers above the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL Research

1.6 Impact of Covid-19 on the Indian online travel market

Curtailed mobility of people due to the pandemic and related restrictions shrunk India's air-passenger traffic in both domestic and international segments in fiscal 2021. This delivered a serious jolt to the Indian domestic air travel industry that had logged double-digit growth in seven of the past ten fiscals, before its fortunes took a turn for the worse with the bankruptcy and grounding of a couple of major carriers. However, with rising vaccination and easing of lockdown restrictions across most states in the country, revival in air traffic demand (especially domestic) is visible, though full revival will still take time.

Hotels and tourism have been among the worst impacted businesses, due to the pandemic. Though there is gradual growth in demand, especially in the leisure market, the budget and mid-market hotels, which account for 50% of the revenue of the total hotel industry, were also severely impacted by lockdowns. The demand is expected to improve in the near term with corporate offices opening up and business travel resuming as rate of vaccination increases.

The impact of Covid-19 on the airlines and hospitality industries in turn affected the Indian online travel market. While signs of recovery are now visible, vaccination rates and further spread of Covid remain key monitorables.

1.7 Overview of the Indian OTA market

CRISIL Research defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets through their websites and applications. These are typically third-party agents reselling products and services provided/organised by others for an agreed commission. While estimating the OTA industry size, CRISIL Research has considered net revenue i.e. typical commissions earned across segments, defined as gross bookings less procurement costs of relevant services and products for sale.

It must be noted that metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. But a key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

CRISIL Research has not included metasearch engines while estimating the Indian OTA industry.

Indian OTA market in gross bookings revenue terms expected to grow at 11-13% CAGR from fiscals 2020 to 2025

Based on gross booking revenue, CRISIL Research estimates Indian OTA market grew at 21-23% CAGR from Rs 350-360 billion as of fiscal 2015 to Rs 960-980 billion as of fiscal 2020, driven by rapid growth in affordable access to internet, rising internet penetration, growing awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. The uptrend is estimated to continue in the medium term, with the market expected to grow at 11-13% CAGR to Rs 1,680-1,700 billion by fiscal 2025.

Indian OTA industry's growth trend and outlook (based on gross booking revenue)


(Rs billion)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
350-360
CAGR (FY15-20): 21-23%
960-980
390-410
CAGR (FY20-25): 11-13%
1,680-1,700
FY15E
FY20E
FY21E
FY25P

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on gross booking revenues, inclusive of bus booking revenue
Source: CRISIL Research

Indian OTA industry in net revenue terms expected to expand at 10-12% CAGR from fiscals 2020 to 2025

The Indian OTA industry is estimated at Rs 85-87 billion as of fiscal 2020, growing from Rs 23-25 billion at an estimated 28-30% CAGR from fiscal 2015. OTA platforms have gained popularity and acceptance driven by the rapid spread of internet services, smartphone usage and by providing a one-stop shop for travel-related bookings at competitive price points. The platforms have invested in technology to become more user friendly, which have helped them gain customer loyalty. Tie-ups with various banking and payment channels have ensured competitive pricing across segments. Going forward, the industry is expected to gain further traction as online bookings across segments increase. CRISIL Research estimates the industry to grow at 10-12% CAGR to Rs 140-160 billion by fiscal 2025 driven by changing customer preferences and technological advancements.

Indian OTA industry's growth trend and outlook (based on net revenue)


(Rs billion)
160
120
80
40
0
23-25
85-87
40-42
140-160
CAGR (FY15-20): 28-30%
CAGR (FY20-25): 10-12%
FY15E
FY20E
FY21E
FY25P

Notes: 1. E: Estimated, P: Projected 2. Market size estimates of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue

CRISIL Research has considered net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

Source: CRISIL Research

Air ticketing comprised dominant share of Indian OTA industry as of fiscal 2020

Segment-wise share in Indian OTA market, FY20 (based on net revenue)


Others (bus, rail, cruise etc), 9-11%
Air ticketing, 51-53%
Hotel booking, 37-39%

Source: CRISIL Research

1.8 Growth potential and challenges for OTAs

Rising internet penetration, convenience and competitive pricing big differentiators

OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors are will also aid the industry's growth. They are:

- **Internet subscriber growth:** India has witnessed a drastic surge in internet users over the past few years with internet penetration as a percentage of total population reaching ~60% as of fiscal 2021. CRISIL Research expects the total number of internet subscribers in the country to cross 1,000 million by fiscal 2025, resulting in 75% internet penetration. CRISIL Research expects the internet subscriber base to reach 1,070-1,090 million by fiscal 2025, increasing at 7-9% CAGR from fiscals 2020-25.

Internet subscribers' growth over fiscals 2020-2025


(million)
1,200
1,000
800
600
400
200
0
252
302
343
422
494
637
740-750
825
1,070-1,090
CAGR (FY20-25): 7-9%
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY25P

Note: P: Projected
Source: TRAI, CRISIL Research

- **Convenience:** OTAs function as a one-stop shop for all travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets, and bus tickets. The biggest advantage for customers is the availability of multiple options across segments. This allows for easy comparison of prices, dates, locations, and time schedules on a single platform. In contrast, captive websites only showcase the brand's own offerings
- **Competitive pricing:** In spite of the strong macroeconomic indicators and rising disposable incomes, India remains a price-sensitive country when it comes to discretionary spending, including in travel and tourism. Both urban and rural customers prefer to compare prices across sources to get the best deal, which is offered by OTAs. OTAs and their banking partners have been aggressive in offering discounts and rebates to increase customer volumes. This trend is expected to continue in the near term
- **Focus on technology:** OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise's internal ERP software will aid adoption and growth of OTAs
- **Entry into newer categories:** OTAs are entering into newer areas such as corporate travel, freight and value-added services such as insurance. Offering additional services will further support OTA growth

Garnering market share in higher margin segments remains a challenge

- **Increasing focus on direct bookings by hotel players:** While hotels were earlier keen to list on OTAs due to the visibility they offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels avoid the OTAs' commission, which were increasing. Direct bookings also boost customer relationships, which can be further leveraged to cross-sell other services such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher margin segments of hotels and holiday packages

- **Limited presence in holiday packages segment:** While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires significant and experienced personnel on site as well as operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability
- **Increasing competition from global OTAs, new entrants**: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry's competitive landscape in the medium to long term

1.9 Share of different customer categories in the overall OTA industry

B2B (business to business) share to reach 38-48% in fiscal 2025

The OTA industry in India largely caters to two different categories of customers – retail customers under the B2C category and corporate clients and travel agents under the B2B category. Both segments vary in terms of booking requirements and rates offered.

- *B2C or business to customer:* The largest category of customers of OTAs is the direct or retail customers who use the platforms for bookings. The rates offered to them are listed on the website/application. Apart from the OTAs' discounts, they also receive certain rebates from banking and payment partners to promote higher usage of credit/debit cards and payment gateways
- *B2B or business to business:* This model includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account on cancellations, rescheduling, fixed budget allocated for the year on travel, shorter time-frame for bookings, etc. This requires a dedicated service component and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and to stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains and instead use OTA platforms to process the bookings.

Share of customer categories in overall OTA industry (based on net revenue)


B2B,
35-45%
B2C, 55-
65%
2019-20
B2B, 38-
48%
B2C, 52-
62%
2024-25

Source: Industry interaction, CRISIL Research

B2B (business to business) segment in the Indian OTA industry's growth trend and outlook (based on net revenue)


(Rs bn)
70
60
50
40
30
20
10
0
33-37
62-66
CAGR (FY20-25): 12-14%
FY20E
FY25P

Note: E: Estimated, P: Projected
Based on net revenues. CRISIL Research has considered net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).
Source: Industry interaction, CRISIL Research

B2B share on the rise

Interactions with the industry players indicate the share of B2B in the travel booking industry has been rising for the past few years, primarily as OTAs provide dedicated support and wider base of options to choose from. Travel requirements are customised as per the companies' requirements and relationships with companies provide

opportunities to cross-sell other products and services. While corporate travel was significantly impacted in fiscal 2021 on account of the pandemic, it is expected to revive in the medium term as offices open up with rising vaccinations and easing travel restrictions.

Growth drivers of the B2B (business to business) segment

- **Focus on technology** – Unlike traditional travel agents (TTAs), where reach is relatively limited, OTAs are providing a wider range of services. OTAs are providing a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions
- **Changing customer preferences** – The requirements of corporate travellers are different as against those of leisure travellers, such as invoicing and MIS reporting, travel locations and instant support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth
- **Value-added services** – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services, OTAs are trying to leverage these relationships to cross sell other products and services.

1.10 Competitive assessment of OTAs and corporate travel players in India

CRISIL Research has compiled profiles of key players in the online travel agency (OTA) industry on the basis of gross booking revenue and operating revenue as detailed below. Information in this section is sourced from publicly available sources including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market

Players	Year of commencement of business	Company headquarters	Number of customers as of FY19 (million)	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2005	Gurugram, Haryana	9.7	11.1[4]	11.7[1]	~27,000[6]	1,006[7]
MakeMyTrip Ltd.	2000	Gurugram, Haryana	39.0	46.0[3]	51.0	~11,000	3,256[7]
Cleartrip Pvt. Ltd.	2005	Mumbai, Maharashtra	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	2008	New Delhi	8.1	9.7	10.3[5]	59,274	374[7]
ixigo (Le Travenues Technology Limited)	2007	Gurugram, Haryana	27.3	25.4[1]	64.66[1]	NA[2]	200

Note: 1: Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers who have provided their unique mobile number and/ or e-mail address, as applicable, on company's websites and mobile applications.

MakeMyTrip Ltd: Defined as transacted customers (life to date) till the end of given period as per company presentation

Yatra Online, Inc: Defined as cumulative customers excluding B2B business as per company presentation

ixigo: Registered users refers to users who have provided their unique mobile number or email address, as applicable, on its platforms as of the relevant period

2: NA - Not available since data has not been reported by the company

3: As of March 31, 2020, as per company's FY20 Q4 presentation

4: As of March 31, 2020, as per company's annual report for fiscal 2020

5: As of December 31, 2020, as per company's investor presentation

6: Number of agents for Yatra Online, Inc. is as of March 31, 2021 as per company's annual report for fiscal 2021

7: Employee strength is as of March 31, 2021 as per respective annual reports for fiscal 2021

8: Monthly active users is the number of unique devices (including, amongst others, laptops and mobile phones) which have recorded at least one visit to a page/ screen on our platforms in a given period divided by the number of months in that period

Source: Companies' annual reports, Investor presentation, news articles, companies' websites, CRISIL Research

Key segments for different OTA players

Players	Consumer (B2C)												Corporate Travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others			
	Domestic	International	Domestic	International	Domestic	International		Private	State transport					
Yatra Online, Inc	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
MakeMyTrip Ltd.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	
Cleartrip Pvt. Ltd.	✓	✓	✓	✓	✓	✓	✓				✓		✓	
Easy Trip Planners Ltd.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	
Le Travenues Technology Limited	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓			

Note: Others for Cleartrip Pvt Ltd includes activities such as food tours, treks, culinary classes, segway tours, etc.

Others for Easy Trip Planners Ltd includes visa processing, activities like sightseeing, events, shows, etc.

Others for MakeMyTrip Ltd includes villas and apartments bookings, visa processing, gift cards,

Others for Yatra Online, Inc includes cruises, activities like sightseeing, events, shows, monument visits, etc.

Others for Le Travenues Technology Limited include locals & metros, Ixigo money

Key segments for different corporate players

Players	Consumer (B2C)												Corporate Travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others			
	Domestic	International	Domestic	International	Domestic	International		Private	State transport					
Yatra Online, Inc	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
GBT India Pvt Ltd													✓	
CWT India Pvt Ltd													✓	

Players	Consumer (B2C)											Corporate Travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
FCM Travel Solutions India Pvt Ltd	✓	✓	✓	✓	✓	✓					✓	✓	
Thomas Cook India Ltd	✓	✓	✓	✓	✓	✓					✓	✓	

Note: Others for FCM India includes visa, forex

Others for Thomas Cook India includes visa, forex, insurance

Source: Companies' websites

Number of corporate clients for OTA players

Players	Number of large corporate clients	Number of other corporate clients (medium, small medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~700	~41,000	41,700
MakeMyTrip Ltd.	NA[1]	NA[1]	~16,100[1]
Cleartrip Pvt Ltd.	NA	NA	NA
Easy Trip Planners Ltd.	NA	NA	12,505
Le Travenues Technology Limited	NA	NA	NA

Note 1: Includes 100 corporate accounts for Q2T (Quest to travel) and about 1000 key accounts and 15000 small and medium enterprises from MyBiz program.

NA: Not available

Sources: Companies' annual reports, investor presentations, earnings calls, CRISIL Research

Number of hotel / accommodation tie-ups for OTA players

Players	Number of Domestic hotel / accommodation tie-ups	Number of International hotel / accommodation tie-ups	Total number of hotel / accommodation tie-ups
Yatra Online, Inc.	94,000	20,00,000+	20,94,000+
MakeMyTrip Ltd.	77,500	7,00,000+	7,77,500+
Cleartrip Pvt. Ltd.	NA	NA	3,00,000+[1]
Easy Trip Planners Ltd.	73,400	10,23,000+	10,96,400+
Le Travenues Technology Limited	NA	NA	NA

Note 1: From company website accessed on October 29, 2021

NA: Not available

Sources: Companies' annual reports, investor presentations, CRISIL Research

Operational performance for fiscal 2020

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY20 (%)	Gross bookings CAGR for FY18-20 (%)	Operating revenue[2] (Rs billion)	Take rate (Operating revenue/ Gross booking revenue)	Operating revenue on-year growth for FY20 (%)	Operating revenue CAGR for FY18-20 (%)

Yatra Online, Inc.	85.3	-23.3%	-4.0%	7.3	8.6%	-23.4%	-22.6%
MakeMyTrip Ltd.*	432.0	14.2%	20.8%	36.3	8.4%	7.4%	-8.8%
Cleartrip Pvt. Ltd.	NA[3]	NA[3]	NA[3]	3.2	N.Ap[4]	-15.4%	-8.3%
Easy Trip Planners Ltd.	42.0	43.1%	47.0%	1.4	3.4%	39.8%	18.7%
Le Travenues Technology Limited	18.4	372.4%	NA[1]	1.5	8.4%	35.2%	NA[1]

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

3: NA – Not available in Ministry of Corporate Affairs (MCA) filings made by the company, NA[1] – 2018 numbers not available

4. N.Ap – Not applicable as latest data available for Cleartrip Pvt Ltd is 2020 and 2019 only

**Exchange rate for MakeMyTrip Ltd: Financials reported by company are in USD, and have been converted into Rs using average USD-INR exchange rate for fiscal 2020 and 2021*

Source: Companies' annual reports, CRISIL Research

1.11 B2B (business to business) competitive assessment

CRISIL Research has compiled profiles of key players in the corporate travel industry on the basis of gross booking revenue and operating revenue as detailed below. Information in this section is sourced from publicly available sources including annual reports and investor presentations of listed players, regulatory filings, rating rationales, and/or company websites as relevant.

Key players in the domestic corporate travel market

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel	B2C travel	Employee count
Yatra Online, Inc	2005	Gurugram, Haryana	Corporate travel management	✓	1,006[3]
GBT India Pvt Ltd	2014	Delhi, India	Corporate travel management, meetings and events, global business consulting		1,234[3]
CWT India Pvt Ltd	1998	Mumbai, Maharashtra	Travel Management, meetings and events, travel consulting		982[3]
FCM Travel Solutions India Pvt Ltd	1997	Mumbai, Maharashtra	Corporate travel management, account management, meetings and events, consulting services	✓	1,659[1]
Thomas Cook India Ltd.	2008	Mumbai, Maharashtra	Corporate travel; meetings, incentives, conventions and exhibitions (MICE)	✓	5,898[2]

1: Employee count at the end of FY20

2: On-roll employees at the end of FY21

3: As of FY21

Source: Companies' annual reports, CRISIL Research

Operational performance for fiscal 2020

Players	Gross booking revenues[1] (Rs billion)	Gross bookings on-year growth for FY20 (%)	Gross booking revenue CAGR for FY18-20 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY20 (%)	Net revenue CAGR for FY18-20 (%)
Yatra Online, Inc.	~42.7[7]	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.44[5]	13%	18%
CWT India Pvt Ltd	NA	NA	NA	2.26	9%	-2%
FCM Travel Solutions India Pvt Ltd	24.6[8]	34.9%	50%	2.03	0%	5%
Thomas Cook India Ltd	10.5[3]	-5.7%	14%	1.4[5]	-4%	0%

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

3: For Thomas Cook, gross revenue is available only for MICE section, net revenue given only for corporate travel

5. Net revenue for corporate travel segment of Thomas Cook India Ltd from its annual report

6: Net revenue for fiscal 2021 for GBT was Rs 1.82 billion. Fiscal 2021 figures not available for other B2B players in terms of revenue from corporate segment

7: Yatra stated that corporate travel made up 50% of its gross revenue pre-Covid in the Q1 FY22 earnings call

8: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenue of Rs 80.3 billion in fiscal 2020. Out of this, gross revenue of Rs 55.7 billion came from foreign exchange services which have been adjusted for comparison.

NA: Not available in the annual report filings

Source: Companies' annual reports, CRISIL Research

Key observations

- For the fiscal 2020, Yatra Online, Inc was ranked second among key OTA players in India with regards to operating revenue. It registered operating revenue of ~ Rs 7.3 billion. In fiscal 2020, MakeMyTrip Ltd recorded the highest operating revenue, of ~Rs 36.3 billion.

2 Macroeconomic overview of India

2.1 Review of India's GDP growth

GDP clocked 6.6% CAGR over fiscals 2012-20

In 2015, the Ministry of Statistics and Programme Implementation (MoSPI) changed the base year for calculating India's gross domestic product (GDP) to fiscal 2012 from fiscal 2005. Based on this, the country's GDP increased at an 8-year CAGR of 6.6% to Rs 146 trillion in fiscal 2020 from Rs 87 trillion in fiscal 2012.

Economy re-bounded in second half of fiscal 2021 after shrinking in the first half

After contracting in the first half because of the pandemic, the economy rebounded in the second half, growing 0.5% and 1.6% on-year in the third and fourth quarters, respectively. While the economy shrank in fiscal 2021, agriculture and allied activities, and electricity, gas, water supply and other utility services were the outliers, logging positive growth. On the other hand, contact-intensive trade, hotels and transport sectors, and services related to broadcasting were hit the most and continued to shrink in all the quarters. Construction – a labour-intensive sector – was also severely hit in the first half but rebounded in the second.

Real GDP growth in India (new series)


160
120
80
40
0
12%
8%
4%
0%
-4%
-8%
-12%
5.5%
6.4%
7.4%
8.0%
8.3%
6.8%
6.5%
4.0%
-7.3%
87
92
98
105
114
123
131
140
146
135
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21 AE
GDP (Rs trillion)
Y-o-Y GDP growth rate

Note: AE: Advance estimates

Source: Provisional estimates of annual national income, 2019-20, Central Statistics Office (CSO), MoSPI, CRISIL Research

CRISIL
An S&P Global Company

Quarter-wise real GDP growth in fiscal 2021


45
36
27
18
9
0
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-24.40%
-7.4%
0.5%
1.6%
27
33
36
39
Q1 FY21 AE
Q2 FY21 AE
Q3 FY21 AE
Q4 FY21 AE
GDP (Rs trillion)
Y-o-Y GDP growth rate

Note: AE: Advance estimates

Source: Provisional estimates of Annual National Income 2020-21, Central Statistics Office (CSO), MoSPI, CRISIL Research

Looked at from the supply side, i.e., GVA, a much-better measure of the economic performance, the economy shrank a lesser 6.2% in fiscal 2021 compared with 4.1% growth in fiscal 2020. In absolute terms, real GVA was Rs 124.5 trillion last fiscal, down from Rs 127.4 trillion in fiscal 2019.

GVA at basic prices (constant FY12 prices)

Rs trillion	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21AE	CAGR
GVA at basic prices	81.1	85.5	90.6	97.1	104.9	113.3	120.3	127.4	132.7	124.5	4.9%
Y-o-y growth (%)		5.4%	6.1%	7.2%	8.0%	8.0%	6.2%	5.9%	4.1%	-6.2%	

Note: CAGR is between fiscal 2012 and 2021

Source: MoSPI, CRISIL Research

2.2 Outlook for GDP growth in fiscal 2022

Fiscal 2022 base case GDP growth expected to be 9.5%

India is getting back on its feet slowly, with divergent growth trends. Though data suggests there has been some pick-up in recent months, recovery is weak and uneven. And indeed, the scars of the pandemic continue to run deep for small businesses, the urban poor and parts of the services sector.

Fiscal 2022 is also seen emerging as a story of two halves. The first half will be characterised by a base effect-driven recovery amid the challenge associated with resurgence in Covid-19 infections. But the second half should see a more broad-based growth, as vaccine rollout and herd immunity support sectors that are lagging. The gains made by the economy in the fourth quarter of fiscal 2021 seem to have fizzled out in the first quarter of this fiscal because of the fierce second wave, leading to localised lockdowns in most states. At the same time, monetary policy has begun normalising, and some tightness in domestic financial conditions is inevitable. Against this backdrop, policy support remains critical, apart from action in the external environment.

In fiscal 2021, the policy response to the pandemic focused more on damage control and measures to support the economy. In the current fiscal, the government is expected to normalise some of the extraordinary or unconventional policy moves, while trying to ensure there is smooth revival in growth. This will pertain to most of the services sectors, especially contact-based travel, tourism, and entertainment. Also, stronger global growth should support India's exports to some extent. Revival will not be uniform across sectors, though. So far, the rural economy has been more resilient than the urban.

Real GDP growth (% on-year)


FY24 P
5.7%
FY23 P
7.8%
FY22 P
9.5%
FY21 AE
-7.3%
FY20
4.0%
FY19
6.5%
FY18
6.8%
FY17
8.3%
FY16
8.0%
FY15
7.4%
FY14
6.4%
FY13
5.5%
-9.0%
-7.0%
-5.0%
-3.0%
-1.0%
1.0%
3.0%
5.0%
7.0%
9.0%

AE: Advance estimates; P: Projected by CRISIL Research;
Source: Provisional estimates of national income 2020-21, CSO, MoSPI, CRISIL Research

CRISIL forecasts India's GDP growth to rebound to 9.5% in the base case this fiscal, on the back of following drivers:

1. Weak base: GDP contracted 7.3% in fiscal 2021, providing a statistical push to growth this fiscal
2. Global upturns: Higher global growth in 2021 — in world GDP by 5.0%, advanced economies 4.3% and emerging economies 6.3% — should lift exports
3. Covid-19 curve: An active vaccination rollout and, at the same time, learning to live with the virus should broaden growth this fiscal, especially in the services and unorganised sectors
4. Fiscal push: Stretch in the fiscal glide path and focus of the Union Budget 2021-22 on capex are expected to have a multiplier effect on growth.

Risks to the fiscal 2022 forecast

The base case of 9.5% GDP growth assumes that Covid-19 restrictions will continue, and mobility will remain affected in some form or other, at least till August and September. The pace of economic recovery will also be a function of what the pace of vaccination is in the coming months. We find that countries with over 40% of their population vaccinated are seeing a faster and more broad-based economic recovery. The government plans to vaccinate India's entire adult population (68% of total population) by this December – a tall order even if there are sufficient vaccines available. CRISIL's base case is 70% of the adult population vaccinated by December.

A third wave would pose a significant downside risk to the growth forecast, as would a slower-than-anticipated pace of vaccination. In such a pessimistic case, CRISIL sees GDP growing at 8% in fiscal 2022.

2.3 Review of share of trade, hotels, and transport in GVA

GVA increased at 6.4% CAGR over fiscals 2012-20, driven by services and manufacturing

India's GVA, at constant prices, increased at 6.4% CAGR over fiscals 2012-20 to Rs 132.7 trillion. Over the long term, sectoral contribution has also evolved, with India moving from being an agricultural to a services-led economy.

Manufacturing, which clocked 6.1% CAGR in the period, maintained its share in the GVA, while the Pay Commission revisions at the central and state levels helped supporting demand across segments such as automobiles and fast moving consumer goods (FMCG). Good monsoons over the past three years have also propped up rural demand.

The construction sector grew at a slower 3.7% CAGR during the period, as the real estate sector faced a slowdown. Demonetisation impacted growth in the real estate sector, which has traditionally been cash-driven, resulting in a decline in its share in the GVA.

Broader service sectors (trade, hotels, transport, communication and services related to broadcasting; financial, real estate and professional services; and public administration, defence and other services) grew at a healthier 7-9% CAGR, increasing their share in the GVA.

Trend in sector-wise share in GVA (%)


100%
80%
60%
40%
20%
0%
2011-12
2012-13
2013-14
2014-15
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21 PE
Public Administration, defence and other services
Financial , real estate & prof servs
Trade, hotels, transport, communication and services related to broadcasting
Construction
Electricity, gas, water supply & other utility services
Manufacturing
Mining & quarrying
Agriculture,forestry & fishing

Note: PE: Provisional estimates;

Numbers above the bar charts represent GVA at constant (2011-12) prices in Rs trillion

Source: MoSPI, CRISIL Research

Share of hotels and restaurants in GVA increased a tad from 1.1% in FY13 to 1.2% in FY20

The contribution of hotels and restaurants at constant prices increased at 7.7% CAGR over fiscals 2013-2020, compared with 6.5% CAGR of total GVA over the same period. This translates into a slight increase in the share of hotels and restaurants in GVA from 1.1% in fiscal 2013 to 1.2% in fiscal 2020.

GVA of hotels and restaurants was driven by rising disposable incomes, growing middle class, and evolving lifestyle of the Indian population with an inclination towards higher discretionary spending on services such as hotels and restaurants.

Share of hotels and restaurants in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	CAGR (%)
GVA of hotels & restaurants (Rs trillion)	0.9	0.98	1.0	1.1	1.2	1.3	1.4	1.56	7.7
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.4	132.7	6.5
Share of hotels & restaurants in GVA (%)	1.1	1.0	1.0	1.1	1.1	1.1	1.1	1.2	-

Note: The values have been rounded off to the nearest decimal.

Source: National Accounts Statistics 2021, MoSPI, CRISIL Research

Share of transport in GVA

The contribution of transport (air, railways, road, water, and services incidental to transport) at constant prices increased at 5.9% CAGR over fiscals 2013-2020, with air transport growing the fastest at 11.8% CAGR.

The share of transport in GVA slipped to 4.8% in fiscal 2020 from ~5% in fiscal 2013, exhibiting slightly lower growth than that of total GVA during the period. GVA of transport was driven by the government's focus on transportation infrastructure, resulting in improved connectivity, healthy income growth and consequent affordability across different means of transport.

Share of transport in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	CAGR (%)
GVA of transport (Rs trillion)	4.3	4.6	4.9	5.2	5.5	5.8	6.2	6.4	5.9
GVA of railways (Rs billion)	0.69	0.74	0.81	0.85	0.82	0.88	0.91	0.94	4.6
GVA of road transport (Rs billion)	2.82	3.00	3.21	3.43	3.62	3.96	4.17	4.31	6.3
GVA of water transport (Rs billion)	0.07	0.07	0.08	0.08	0.09	0.12	0.13	0.13	9.1
GVA of air transport (Rs billion)	0.04	0.05	0.05	0.06	0.07	0.08	0.09	0.09	11.8
GVA of services incidental to transport (Rs billion)	0.66	0.70	0.76	0.81	0.87	0.84	0.89	0.91	4.6
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.4	132.7	6.5

Share of transport in GVA (%)	5.0	5.0	5.0	5.0	4.8	4.9	4.9	4.8	-

Note: The values have been rounded off to the nearest decimal.

Source: National Accounts Statistics 2021, MoSPI, CRISIL Research

2.4 Review of private final consumption growth

Private final consumption expenditure to maintain dominant share in GDP

Private final consumption expenditure (PFCE) at constant prices clocked 6.8% CAGR between fiscals 2012 and 2020, maintaining its dominant share in the GDP pie, at ~57% or Rs 83.3 trillion. Factors contributing to this growth included good monsoons, wage revisions due to the implementation of the Pay Commission's recommendations, benign interest rates and low inflation. In fiscal 2021, PFCE declined on account of the pandemic, which affected consumption demand following strict lockdowns, employment loss, limited disposable spending and disruption in demand-supply dynamics.

PFCE (at constant prices)


Rs trillion
100.0
80.0
60.0
40.0
20.0
0.0
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
56.2% 56.2% 56.7% 56.2% 56.1% 56.1% 55.8% 56.3% 57.1% 56.0% 55.6% 55.7% 55.9%
49.1 51.8 55.6 59.1 63.8 69.0 73.3 78.8 83.2 75.6 82.2 88.9 94.2
FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21E FY22P FY23P FY24P
PFCE at constant prices
PFCE as % of GDP

P: projected

E: estimated

Source: Second advance estimates of national income 2020-21, CSO, MoSPI, CRISIL Research

Share of hotels and restaurants in PFCE increased to 2.4% in fiscal 2020

The contribution of hotels and restaurants in PFCE at constant prices increased at 7% CAGR between fiscals 2012 and 2020. After declining in fiscals 2014 and 2015, the share in PFCE picked up to 2.4% in fiscal 2020.

Steady share of hotels and restaurants in PFCE (at constant prices)


2.0
1.5
1.0
0.5
0.0
2.5%
2.4%
2.4%
2.3%
2.3%
2.2%
2.2%
2.1%
2.1%
2.0%
2.3%
2.2%
2.2%
2.3%
2.2%
2.3%
2.3%
2.4
1.2
1.2
1.3
1.4
1.6
1.7
1.9
2.0
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
PFCE Of Hotels and Restaurant (Rs Trillion)
Share of Hotels and Restaurant in PFCE

Source: National Accounts Statistics, MoSPI, CRISIL Research

Share of transport in PFCE rose to 18.2% in fiscal 2020

The contribution of transport to PFCE at constant prices increased at 9.3% CAGR between fiscals 2012 and 2020. Its share in PFCE, which had declined a tad in fiscals 2013 and 2014, picked up fiscal 2015 onwards to 15.5% in fiscal 2017. It further increased to 17% in fiscal 2018 and 18.2% in fiscal 2020, outpacing total PFCE growth during the year.

Share of transport in PFCE (at constant prices) trending up


16
14
12
10
8
6
4
2
0
19.0%
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
14.9%
14.3%
14.4%
15.2%
15.5%
17.4%
17.8%
18.2%
8
8
9
10
11
13
14
15
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
PFCE Of Transport (Rs Trillion)
Share of Transport in PFCE

Source: National Accounts Statistics, MoSPI, CRISIL Research

2.5 Review of per capita income growth

Per capita income increased at 5% CAGR between fiscals 2012 and 2020

India's per capita income, a broad indicator of living standards, increased at a healthy 8-year CAGR of ~5% from Rs 63,462 in fiscal 2012 to Rs 94,566 in fiscal 2020. Growth was led by better job opportunities, which boosted overall GDP growth. Moreover, population growth has remained stable at ~1% CAGR.

Trend in per capita net national income (NNI) at constant prices

	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21 (PE)
Per capita NNI (Rs crore)	63,462	65,538	68,572	72,805	77,659	83,003	87,586	92,241	94,566	86,659
On-year growth (%)		3.3	4.6	6.2	6.7	6.9	5.5	5.3	2.5	-8.4

Note: PE: provisional estimates

Source: CSO, MoSPI, and RBI for average exchange rate of the rupee vis-a-vis the dollar, CRISIL Research

Decline in poverty indicates rise in middle and higher income groups in India

In a report titled 'Global Economic Prospects, January 2019', the World Bank estimates the number of poor (defined as people living on or below the international poverty line of purchasing power parity or PPP of $1.90 per day) in India plunged from 405 million in 1981 to 175 million in 2015. In percentage terms, the share of the poor in India's total population declined from 57.4% in 1981 to 13.4% in 2015 and is estimated at 8.4% for 2018. The fall in poverty has been attributed to improvement in macroeconomic parameters such as GDP growth, employment rate, income equality, and the adoption of employment and other public welfare schemes by the government. The World Bank projects the absolute number of poor in India to further reduce from 175 million in 2015 to ~77 million in 2020, thus bringing the share down to 5.5% in 2020.

The decline in poor populace indicates that the middle and high income groups in India have grown at a fast clip, from 42.6% in 1981 to 86.6% in 2015, with their share expected to reach 94.5% by 2020. A positive macroeconomic outlook coupled with growth across key employment-generating sectors such as real estate, infrastructure, automobiles, etc, is expected to have a cascading effect on the overall per capita income levels of the population in the medium to long term. This, in turn, is expected to drive consumption expenditure and discretionary spending.

Low income group on the decline


(Share in %)
(Population in billions)
0.71
0.87
1.23
1.31
1.35
1.38
100%
80%
60%
40%
20%
0%
42.6%
57.4%
52.6%
47.4%
72.1%
27.9%
86.6%
13.4%
91.6%
8.4%
94.5%
5.5%
1981
1990
2010
2015
2018E
2020P
Low income group
Middle and high income group

Note: E: estimated, P: projected

Values above bar columns indicate the total population in billions for respective years as per the United Nations' population estimates. The World Bank defines poor as those living on or below the international poverty line of PPP (purchasing power parity) $1.90 per day. Data for 2018 are estimates and data for 2020 are projections and calculated using data from the World Bank (2018l).

Source: World Bank and CRISIL Research

2.6 Review of consumer price index

Inflation based on the consumer price index (CPI) fell for the second consecutive month – to 5.3% on-year in August 2021 from 5.6% in July 2021 and 6.7% in August 2020. The sharper-than-expected moderation was driven by plunging food inflation, which benefited from a high base and a sequential decline in prices for key items. Incidentally, food is the most volatile part of consumer inflation in India. Non-food inflation, however, continued to rise, reflecting continuing pass-through of high input costs from producers to consumers.

Input costs for producers continue to trend up, as seen in the rise in wholesale price index (WPI)-based inflation to 11.4% on-year in August 2021 from 11.2% in the previous month and 0.4% in August 2020. WPI inflation was in double digits for the fifth consecutive month. A low base contributed to the high rates, but prices rose sequentially as well. On a seasonally adjusted basis, WPI rose 1% on-month in August, higher than the 0.5% level in the previous month.

CPI inflation – near-term trend

(on-year %)


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
August 21
5.3
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21

Source: MoSPI, CSO, CRISIL Research

Inflation continues to face pressure from high international prices of commodities such as edible oils and metals, which are at decadal highs, and crude oil prices, which remain beyond the comfort zone at around $70 per barrel. Surging shipping costs have also added to manufacturing costs. The pass-through by producer to consumer prices – already underway – could gain more steam as domestic demand strengthens in the second half of this fiscal.

Food will keep the lid on overall inflation, as it benefits from the high base of last year. However, the impact of rising global food prices and monsoon remain key monitorables.

Based on these factors, CPI inflation is expected to average 5.8% this fiscal compared with 6.2% last year.

Annual CPI inflation remains at the higher side of the RBI's target band

(on-year %)


12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.9
9.4
5.9
4.9
4.5
3.6
3.4
4.8
6.2
5.8
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22 F

Note: F: forecasted. P: projected by CRISIL Research
Source: Ministry of Commerce and Industry, MoSPI, CSO, and CRISIL Research

2.7 Review of population growth and urbanisation

By 2030, India's population projected to touch 1.5 billion, urbanisation to reach 40%

As per Census 2011, India's total population was 1.2 billion and comprised nearly 246 million households. From 2001 to 2011, population rose at 1.8% CAGR.

According to the 'World Urbanization Prospects: The 2018 Revision' by the United Nations, India will be second only to China in terms of population. Together, the two countries accounted for nearly 37% of the world's population in 2015. The report further projects India's population will clock 1% CAGR to reach 1.5 billion people by 2030, making India the world's most populous country, surpassing China (1.4 billion people by 2030).

India's burgeoning population


Billion
1.7
1.5
1.3
1.1
0.9
0.7
0.5
0.3
0.1
-0.1
CAGR 2.0%
CAGR 0.9%
0.45
0.55
0.70
0.87
1.05
1.23
1.31
1.35
1.38
1.51
1960
1970
1980
1990
2000
2010
2015
2018E
2020P
2030P

Note: E: estimated. P: projected
Source: World Urbanization Prospects: The 2018 Revision, United Nations, CRISIL Research

The share of India's urban population, in relation to its total population, has been rising over the years, and was ~31% in 2010. People from rural areas move to cities for better job opportunities, education, quality of life, etc. Entire families or only a few individuals (generally an earning member or students) may migrate, while the rest of the family continues to live in the native, rural house. The above-mentioned United Nations report expects nearly 40% of the country's population to live in urban areas by 2030.

More and more people moving from rural to urban areas


100%
80%
60%
40%
20%
0%
82%
80%
77%
74%
72%
69%
67%
65%
60%
18%
20%
23%
26%
28%
31%
33%
35%
40%
1960
1970
1980
1990
2000
2010
2015
2020P
2030P
Share of urban population (%)
Share of rural population(%)

Note: P: projected

Source: World Urbanization Prospects: The 2018 Revision, United Nations, CRISIL Research

3 Indian online travel market

3.1 Internet subscription trend in India

Growth of 7-9% CAGR in internet subscribers expected over fiscals 2020-2025

Internet services in India were launched in August 1995. Videsh Sanchar Nigam Ltd (VSNL) was the first commercial internet service provider (ISP) to offer public internet services in the country. The internet services sector started growing after 1998, when private players such as Sify Ltd, Data Infosys Ltd (now known as Data Ingenious Global Ltd), Reliance Communications Infrastructure Ltd and Bharti Airtel Ltd (Bharti Televentures Ltd) began operations. With increasing competition, tariffs declined and subscriber base widened. However, the dot-com bubble burst in 2001, bringing about a dramatic change in consumers' outlook towards technology and internet services companies. As highly rated technology stocks crashed and the public's interest in ISPs declined, companies cut down on expansion plans and the subscriber base shrunk.

The internet subscriber base reached 252 million in fiscal 2014, translating to an annual growth of 35% between fiscals 2012 and 2014, led mainly by rolling out of networks using third generation (3G) and broadband wireless access (BWA) spectrum, which was started in fiscal 2012. Between fiscals 2014 and 2018, the subscriber base expanded ~18% annually, driven by the launch of fourth generation (4G) services, which increased accessibility and was significantly cheaper. Falling prices of smartphones also aided growth. According to the Telecom Regulatory Authority of India (TRAI), India's internet subscriber base (wireless and wireline*) was 740 million in fiscal 2020.

*Note: *A wireless internet subscriber makes use of infrared or radio frequency signals to share information and resources between devices and a wireline internet subscriber uses physical cables to transfer data between different devices and computer systems.*

With telecommunication companies (telcos) expanding 4G services in rural areas in a focussed and aggressive manner, their subscriber base has grown rapidly in recent times. While urban growth is expected to diminish, rural areas, where penetration remains low, are expected to drive overall growth. The number of 2G and 3G subscribers is expected to decline in fiscal 2020, as players are focusing on ring-fencing 4G subscribers – high revenue generators. Telecom operators have introduced schemes for 4G users, offering better data packs, connectivity and speed. Operators have been offering 4G services at 3G prices and using better experience as the point of differentiation between the two, prompting 2G and 3G subscribers to move to 4G. For example, in April 2018, Bharti Airtel rolled out a scheme offering 1 GB data free per day for a month to those moving from 2G/ 3G to 4G network for the first time on its network. The scheme gives subscribers an experience of Airtel's high-speed 4G network. In the same year, the company said it may shut down its 3G services in the next two-three years.

All the 2G and 3G subscribers are expected to transition to 4G at the industry level by fiscal 2024. The transition from 3G to 4G will be easier than that from 2G to 4G. This is because rural subscribers tend to stick to the 2G technology they are using currently due to the comfort factor. 4G subscriber additions are expected to reach saturation by fiscal 2021, resulting in slowing wireless broadband subscriber additions, even as narrowband subscribers continue their decline. After the likely introduction of fifth generation (5G) by fiscal 2021, wireless broadband subscriber additions are expected to pick up pace in fiscal 2022 after a few months of initial testing and gradual rise in consumer adoption supported by availability of 5G-enabled mobile devices and development of 5G-

based use cases. As a result, wireless subscriber base is expected to grow at 7-9% between fiscals 2020 and 2025.

Wireline broadband will comprise the bulk of the wired internet subscriber base because of the continued shift of retail subscribers to a higher bandwidth amid the growing popularity of social networking and availability of video content. The entry of JioFiber in the wireline broadband segment is likely to expand the market with its competitive pricing, even though it might not disrupt the market as its pricing for mid-size packs remains higher than current wireless pricing on a per GB basis. Wireline subscriber base is expected to grow at 6-8% between fiscals 2020 and 2025, as strong growth in the broadband segment is offset by a shrinking narrowband subscriber base.

Consequently, CRISIL Research expects the internet subscriber base to reach 1,070-1,090 million by fiscal 2025, at a 7-9% CAGR between fiscals 2020 and 2025.

Internet subscriber growth over fiscals 2020-2025


(Million)
1,200
1,000
800
600
400
200
0
252
302
343
422
494
637
740-750
825
1,070-1,090
CAGR (FY20-25): 7-9%
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY25P

Note: P: Projected
Source: TRAI, CRISIL Research

4G adoption to continue to drive internet subscriber additions

India has seen exponential growth in the number of internet subscribers, which more than doubled to ~825 million in fiscal 2021 from ~300 million in fiscal 2015, as internet penetration as a percentage of population increased to ~59% from ~23%. Growth was led by explosion in the number of wireless internet subscribers triggered by accelerated adoption of 4G services due to cheap tariffs and increased availability of affordable smartphones.

Of the total internet subscribers, wireless subscribers account for ~800 million, the remaining being wired subscribers. Additionally, 4G mobile broadband prices have been much lower than those of wired broadband. Hence, most of the internet consumption is taking place via mobile phones and hotspots.

However, over the last year, we have seen the price parity between both mediums converging as wired broadband tariffs have been dropping, while the wireless tariff shot up. Also, pandemic-led lockdowns created a need for reliable and higher bandwidth internet connections, which has led to sudden interest in the wired broadband space.

In the medium to long term, wireless 4G subscriber additions will drive internet subscriber growth supported by lower tariffs, affordable handsets and popularity of video-on-demand platforms.

CRISIL Research expects the internet subscriber base to expand at 7-9% CAGR between fiscals 2020 and 2025. This will translate into ~1,080 million Indian subscribers online by fiscal 2025, as the internet penetration increases to 73-76%.

Pandemic to propel wireline broadband market

The wired broadband market has remained stagnant for the past three fiscals. Amid the Covid-19 pandemic, we expect more urban subscribers to sign up for wired broadband subscriptions owing to the likelihood of prolonged work from home requirements.

Globally, work from home has become the new norm. In India, too, lockdowns have led to more people working from home, leading to a 25-30% rise in data traffic during the lockdown months. As most activities such as virtual meetings and online classes are conducted at home, there is a greater need for high speed reliable internet connections. Internet service providers and telcos have been acquiring new bandwidths and improving last mile infra to cater to the surge in broadband subscriptions. Also, players such as Reliance Jio and Bharti Airtel have lowered the entry-level broadband plans to Rs 399 and Rs 499, respectively. These developments are likely to improve fixed broadband penetration as we expect wired internet subscriber base (narrowband and broadband) to increase to 30-32 million by fiscal 2025.

CRISIL Research expects India's wireless broadband subscriber base to expand moderately over the next five years, led by rising demand for 4G services. The 4G data subscriber base has already exceeded that of 3G in India. Proliferation of smartphones, competitive data tariffs and increasing ease of access will be the primary drivers of wireless broadband penetration.

Wireless internet subscribers have been a dominant force in India's internet subscriber's growth story, growing at a CAGR of ~20% between fiscals 2015 and 2020. We expect subscribers in this segment to grow at 7-9% CAGR between fiscals 2020 and 2025. Moderation in the growth rate would be owing to a high base and relatively slower upgradation of sticky non-internet 2G subscribers.

However, factors such as increased 4G coverage, affordable handsets and low wired broadband infrastructure penetration in rural areas will boost 4G addition. Reliance Jio's (a 4G-only telco) plan to launch affordable 4G and 5G handsets will also support 4G data subscriber growth.

With telcos expanding 4G services in rural areas in a focussed and aggressive manner, their subscriber base has grown rapidly in recent times. While urban growth is expected to diminish, rural areas, where penetration remains low, are expected to drive overall growth.

Growth of wireline, wireless broadband base in India


(Million)
Wireline Broadband CAGR (FY20-25): 9-11%
Wireless Broadband CAGR (FY20-25): 7-9%
16
85
17
145
18
263
18
399
19
563
19
715
23
755
30-32
1040-1060
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY25P
Wireline Broadband
Wireless Broadband

Note: P: projected

Source: TRAI, CRISIL Research

As per ITU, internet penetration in India lower than that of BRIC nations in 2019

Global internet penetration, as reported by International Telecommunication Union (ITU - a United Nations specialised agency for information and communication technologies) was 51% in 2019. ITU defines internet penetration as individuals using the internet per 100 inhabitants. Globally, ~72% of households in urban areas had access to the internet at home in 2019, almost twice as much as in rural areas (nearly 37%). The urban-rural gap was small in developed countries, but in developing countries urban access to the internet was 2.3 times as high as rural access. In Africa, only 28% of households in urban areas had access to the internet at home, but that was still 4.5 times as high as the percentage in rural areas, which was 6.3%. In other regions of the world, household internet access in urban areas was between 70% and 88%, while access in rural areas ranged 37-78%. At the end of 2019, just over half of the world population was using the internet, but this proportion was over 69% among youth (aged 15-24 years).

As per a TRAI report, the country's internet subscriber base is 825 million as of March 2021. Despite the large base, India lags peer countries in internet penetration. According to the latest ITU database (2019), internet penetration in India was 41%, lower than that of the other BRIC nations -- Brazil (74%), Russian Federation (83%) and China (65%). Also, developed countries such as Japan, Germany, the UK and the US recorded significantly higher internet penetration at 93%, 88%, 93% and 89%, respectively, during the said period. The untapped market presents a significant opportunity for growth in internet penetration and usage in India.

Internet penetration (2019): Global data


(in %)
100
80
60
40
20
0
74
65
88
41
93
83
93
89
51
Brazil
China
Germany
India
Japan
Russian Federation
United Kingdom
United States of America
Global

Note: The values have been rounded off to the nearest decimal.
Source: International Telecommunication Union (ITU) statistics, CRISIL Research

India's internet penetration likely to reach ~75% by fiscal 2025 led by 4G, FTTH services

India has witnessed a drastic surge in internet users over the past few years with internet penetration as a percentage of total population crossing 50% in fiscal 2020 compared with less than 25% in fiscal 2015. CRISIL Research expects the total number of internet subscribers in the country to reach 1,000 million by fiscal 2025, resulting in ~75% internet penetration. By 2025, we expect complete transition of 2G and 3G data services to 4G. This can be attributed to increased demand for data, competitive pricing of 4G services and availability of affordable handsets. Consequently, narrowband is expected to decline as better speed is available to users at lower price points.

The wired/ wireline segment is expected to log a CAGR of 7-9% over fiscals 2020-2025, against 3% over the previous five fiscals as telcos and ISPs focus more on this under-penetrated segment.

Trend of internet penetration in India


(%)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
24
27
33
38
48
50-52
58-60
75
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY25P

Note: P: projected
Source: TRAI, CRISIL Research

3.2 Internet user base widens in urban and rural India

Low base, government initiatives to drive rural internet subscriber base in medium term

As per the TRAI, internet teledensity is defined as the number of internet subscribers per 100 population. As of March 2021, the country's internet teledensity in rural areas was 36.24% compared with 107.30% in urban areas. The overall figure stood at 60.73%.

The share of rural subscribers in the total user base shot up in fiscal 2021 as telcos increased their focus on expanding the rural subscriber base with lower price packs and widening distribution even as the urban subscriber base nears saturation.

The TRAI's March 2021 update pegs the country's total internet subscriber base at 825 million, with rural subscribers constituting ~39%, or ~323 million, of it. With telecommunication companies aggressively focussing on expanding 4G services in the rural areas, the subscription there has grown rapidly in recent times.

Internet subscription trends in urban and rural India


(million)
342.7
740-745
820-830
502.5
457.2
CAGR (Urban): 19%
CAGR (Rural): 20.7%
286.0
322.8
190.6
111.8
FY15
FY20
FY21
Urban
Rural

Note:

The TRAI started publishing urban and rural internet subscription data from fiscal 2015. The above bar graph represents the total number of internet subscribers in urban and rural India.

Source: TRAI, CRISIL Research

3.3 Trend in mobile phone usage

Low rural teledensity to drive mobile subscriber growth

The wireless subscriber base in India stood at ~1,181 million in March 2021, up from 1,157 million in March 2020. Urban teledensity dropped by ~133 bps to 137%, while rural teledensity improved by 154 bps to 60.08%. This indicates significant urban consolidation, triggered due to the introduction of minimum recharge plans in fiscal 2019 and tariff hikes in fiscal 2020. The urban churn is mainly due to the large presence of dual SIM subscribers who have switched to primary SIMs because of the increasing cost of ownership of a mobile phone. Over the long term, the number of wireless subscribers is expected to touch 1,210-1,220 million by fiscal 2025, mainly driven by rural areas, given their low teledensity of ~60%. The launch of 5G, expected in fiscal 2023, will be a key monitorable. The subscriber base at the end of July 31, 2021, stood at ~1,187 million, adding more than 6 million subscribers to the figure of March 2021.

Mobile phone (wireless) subscriber base in India


(million)
1,400
1,200
1,000
800
600
400
200
0
905
970
1,034
1,170
1,183
1,162
1157
1181
1210-1220
CAGR (FY20-25):
0-2%
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY25P

Note: P: Projected

Source: TRAI, CRISIL Research

3.4 Review of the travel market in India

Indian travel industry expected to grow at 6.0% CAGR over fiscals 2020 to 2025

CRISIL Research has considered airline ticketing (domestic and international), hotels (room revenue across premium, mid-market and budget accommodations) and railway ticketing (long distance train ticketing) segments for mapping the travel industry in India. The market size includes tickets booked via offline and online modes and is estimated at the gross bookings level (defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges, and these are net of cancellations, discounts and/or refunds). CRISIL Research has not included bus bookings under the Indian travel industry in this section.

The Indian travel industry was estimated at Rs 1,590-1,610 billion in fiscal 2015. Led by the country's growing economy, geographic and cultural diversity of the country and various government initiatives, the Indian travel industry grew at a CAGR of 8-10% to reach Rs 2,470-2,490 billion in fiscal 2020. The growth momentum is expected to continue with the industry expected to grow annually by 6.0% to reach Rs 3,350-3,370 billion in fiscal 2025, driven by development of tourism infrastructure, rising income levels, translating to higher discretionary spending on travel and tourism, increase in the frequency of travel for business and leisure purposes, reforms in visa and passport norms thereby allowing easier access to India (in case of FTAs) and other countries (in case of Indian passport holders) and increase in connectivity across various means of transport.

Indian travel industry: Trends and outlook


(Rs billion)
4,000
3,000
2,000
1,000
0
1,590-1,610
CAGR (FY15-20): 8-10%
2,470-2,490
1,000-1,020
CAGR (FY20-25): 5-7%
3,350-3,370
FY15E
FY20E
FY21E
FY25P

Note: E: Estimated P: Projected; market sizing for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as the bus booking industry is largely unorganised. Market sizing estimates have taken into account the impact of Covid-19. FY21 market impacted due to COVID-19

Source: CRISIL Research

Air travel to retain majority share in Indian travel market as of fiscal 2025

The air ticketing segment, which grew at a CAGR of 9-11% between fiscals 2015 and 2020, enjoyed a 49-51% share of the Indian travel market as of fiscal 2020. This growth momentum is expected to continue at 8% CAGR till fiscal 2025, led by increased passenger traffic in the Indian travel industry, especially in domestic travel. The share of air ticketing in the overall Indian travel market is expected to remain in the majority by fiscal 2025. With 30-32% share as of fiscal 2020, the hotel segment remains the second-highest contributor to the Indian travel market with the segment expected to grow at 2-4% CAGR between fiscals 2020 and 2025. The railways ticketing segment accounted for 18-20% share of the overall Indian travel market and is expected to grow at 1-3% CAGR in the medium term by fiscal 2025.

Segment-wise share in the Indian travel market


(Rs bn)
100%
80%
60%
40%
20%
0%
1,590-1,610
23-25%
28-30%
46-48%
FY15E
2,470-2,490
18-20%
30-32%
49-51%
FY20E
3,350-3,370
15-17%
26-28%
56-58%
FY25P
Air ticketing
Hotel booking
Rail ticketing

Note: E: Estimated P: Projected

The Indian travel industry's size does not include bus bookings, as the bus booking industry is largely unorganised. Market sizing estimates have taken into account the impact of Covid-19

The numbers above the bar charts represent the total Indian travel market for that year

Source: CRISIL Research

Online penetration in the Indian travel market to reach 71-72% in fiscal 2025

The Indian travel market is growing fast and has evolved significantly with digitisation. The global distribution system (GDS)* was introduced for travel and hospitality service providers in India during the 1990s, at a time when internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Another factor that fuelled the growth of online ticketing in the country was the emergence of online travel agencies (OTAs) and online travel aggregators during the early 2000s, who initially focussed on airline ticketing.

*Note: * Global distribution systems (GDS) is a worldwide network of electronic reservation systems used by travel product suppliers and buyers to provide and avail of booking services. GDS enables transactions between suppliers such as airlines, hotels, car rentals and travel agencies. GDS gathers and combines the information from several travel product suppliers in a common database. It enables travel agents to access real-time information such as rates, inventory, availability of various travel products to make bookings. GDS has been a stepping stone for internet-based travel services and is expected to help the travel industry grow further in future as more travel agents are expected to integrate GDS into their websites.*

Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smartphones, user-friendliness of online platforms, convenience in terms of comparison and varied modes of payment offered (credit cards, debit cards and net banking) and faster pace of service providers adopting digital platforms for their respective businesses. Online penetration, defined as share of bookings done online via captive websites of the service providers or through OTAs of the Indian travel industry as sized above stood at 59-61% as of fiscal 2020. This share is further expected to increase to 71-72% by fiscal 2025, supported by growth in online transactions.

Online penetration in the Indian travel market


(Rs bn)
1,590-1,610
2,470-2,490
3,350-3,370
100%
80%
60%
40%
20%
0%
56-58%
42-44%
39-41%
59-61%
28-29%
71-72%
FY15
FY20E
FY25P
Online
Offline

Note: E: Estimated P: Projected

The Indian travel industry's size does not include bus bookings, as the bus booking industry is largely unorganised. Market size estimates are after taking into account the impact of Covid-19. The numbers above the bar charts represent total Indian travel market for that year

Source: CRISIL Research

Online penetration of air ticketing at 68-70% as of fiscal 2020

Industry estimates indicate that air ticketing has a high online penetration of 68-70% as of fiscal 2020 as it was among the earliest to adopt online channels, followed by railway ticketing at 72-74% for the corresponding period. Commencement of e-ticketing services by IRCTC since 2002 helped the online railway ticketing segment gain ground. In contrast, online penetration in hotel bookings remained on the lower end of the spectrum at 24-26% as of fiscal 2020. This can be attributed to the fragmented nature of the Indian hotel industry as compared to the airlines or railways and comparatively slower adoption of hotel brands and chains, especially the mid and small-sized ones on the digital platforms, including OTAs.

Segment-wise share in online penetration in India


(Rs bn)
100%
80%
60%
40%
20%
0%
1,220-1,240
770-790
460-480
1,900-1,940
900-920
520-530
30-32%
68-70
74-76%
24-26%
26-28%
73-75%
19-21%
79-81%
63-65%
35-37%
17-19%
81-83%
Air ticketing
Hotel booking
Rail ticketing
FY20E
Air ticketing
Hotel booking
Rail ticketing
FY25P
Online
Offline

Note: E: Estimated P: Projected
The numbers above the bar charts represent the total travel market for that segment
Source: CRISIL Research

Going forward, CRISIL Research expects online penetration for all segments, airline ticketing, hotel booking and rail ticketing, to improve to 79-81%, 35-37%, and 81-83%, respectively, by fiscal 2025, largely driven by the convenience offered by online channels as compared to offline ones. Online penetration of hotel bookings is expected to increase on account of supply expansion as more players, especially from Tier 1, 2 and 3 cities come onto the online platforms. Supported by higher internet penetration, increased smartphone usage, coupled with a youthful population which has rapidly adapted to the digital era, consumers' preference for online travel booking across segments is expected to increase in the medium-to-long term.

3.5 Review of the online ticketing market in India

Indian online ticketing market to grow at 9-11% CAGR from fiscals 2020 to 2025

Online bookings are typically done over the internet by using laptops, desktops, tablets and mobiles. Offline bookings include bookings made through phone calls and walk-ins. Business-to-consumer (B2C) and business-to-business (B2B) bookings are typically categorised as online bookings. The industry size has been estimated at gross bookings defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges, and these are net of cancellations, discounts and/or refunds. CRISIL Research has also considered the online bookings for the buses segment for the purpose of this market sizing.

While online ticketing of movies, sports and other events is also widely popular in India today, they have been kept out of the purview of this study as the focus is on travel-related segments. Tour or holiday packages have also been excluded from the market sizing in order to avoid over-estimation.

In fiscal 2020, the Indian online ticketing market was estimated to be worth Rs 1,480-1,500 billion, logging a 16-18% CAGR from Rs 670-690 billion in fiscal 2015. The growth can be largely attributed to the increasing

penetration of the internet and smartphones. Growth in the share of low-cost airlines, increasing popularity of online railway ticket booking system and convenience that online bookings offer has further supported growth. The Indian online ticketing market is estimated to reach Rs 2,390-2,410 billion in fiscal 2025, logging a CAGR of 9-11%. While increasing penetration of the internet and smartphones will continue to aid growth in the medium-to-long term, pent-up demand after Covid-19 will support growth in the near term.

The online ticketing industry also faces some challenges. Concerns about the security of travellers' personal information and online financial frauds are the key challenges that need to be addressed effectively in order to ensure seamless transition from offline to online channels.

Online ticketing industry in India – Trend and outlook


(Rs billion)
3,000
2,500
2,000
1,500
1,000
500
0
670-690
CAGR (FY15-20): 16-18%
1,480-1,500
630-650
CAGR (FY20-25): 9-11%
2,390-2,410
FY15E
FY20E
FY21E
FY25P

Note: E: Estimated P: Projected. The online ticketing industry includes bus booking revenue along with flight, rail and hotel bookings. FY21 market impacted due to COVID-19

Source: CRISIL Research

3.6 Sub-segments within the online ticketing market

Airline ticketing accounts for a dominant share in the Indian online ticketing industry

The online ticketing market in India is dominated by the high-volume airline ticketing business, including both domestic and international travel. The segment accounted for 56-58% of overall online ticketing in fiscal 2020. Industry estimates indicate airlines had the highest online penetration of 68-70% among the segments as it was among the earliest to adopt online channels. Going forward, online air ticketing is expected to grow further as more travelers (retail as well as corporate) migrate from offline to online platforms. Consequently, it is expected to maintain its dominance in the online ticketing market in India.

In fiscal 2020, rail ticketing accounted for 22-24% of the online ticketing industry in India. The IRCTC, which introduced online rail ticketing in 2002, has been instrumental in popularising the online option for bookings in India. As per its annual reports, the share of e-ticketing in total ticket bookings improved from ~54% in fiscal 2015 to ~73% in fiscal 2020. Going forward, online rail ticketing in volume terms is set to grow on account of the convenience it offers compared with the offline channels.

The hotel segment accounted for 12-14% of the online ticketing industry in India, in fiscal 2020. Industry interactions indicate online penetration of hotel bookings in India stands at 24-26%. The hotel industry in India is fragmented with a large number of organised and unorganised players. Adoption of online channels for booking hotel rooms posed a challenge in the initial phases for most players. A majority share of the hotel inventory available online is in metros and Tier 1 cities, whose customers have become comfortable with the online platform. Consequently, its share in the online ticketing market in India is expected to increase to 13-15% by fiscal 2025 as the share of customers from Tier 2 and 3 cities increases and demand from both leisure and business travel improves after slowing down in fiscal 2021 on account of the pandemic.

Bus ticketing has the lowest share in the total online ticketing industry in India at 6-8%. The segment is at a fairly nascent stage as few players have a major presence in this segment. Online penetration also remains low on account of the ready availability of tickets with players, both private and state transport corporations.

Sub-segments within the online ticketing market over fiscals 2020-2025 (based on gross revenue)


(Rs bn)
FY25P
63-65%
17-19%
13-15%
<5%
2,390-2,410
FY20E
56-58
22-24%
12-14%
6-8%
1,480-1,500
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Air Ticketing
Rail Ticketing
Hotel Booking
Bus ticketing

Note: E: Estimated P: Projected

The numbers to the right of the bar charts represent total online ticketing market for that year
Source: Industry interactions, CRISIL Research

3.7 Share of OTAs and captive websites in the Indian online ticketing market

OTAs to dominate air, hotel and bus ticketing in fiscal 2025

Within the online air ticketing segment, OTAs enjoyed a higher share of 81-83% compared with captive websites that had 17-19% in fiscal 2020. Ease of comparison and competitive pricing have played a major role in OTAs achieving dominance in the sector.

In the railways segment, IRCTC is the dominant player in online rail ticketing. While OTAs have ventured into the rail ticketing segment, the bookings are routed via the IRCTC platform itself, limiting the earning margins of OTAs. IRCTC has also initiated a number of measures to improve the user interface and ensure ease in the booking process across its mobile and web platforms, which is expected to limit the growth potential of OTAs in this segment.

Within the online hotel bookings segment, OTAs enjoy 78-80% share. A higher degree of convenience offered by OTAs with regard to the number of options, ease of comparison and competitive pricing have played a critical role in them gaining dominance.

In bus ticketing, while online penetration remains low on account of ready availability of tickets with state transport corporations as well as private players, OTAs enjoy a higher share at 75-78% in comparison with captive players. Industry interactions indicate that this is largely on account of a higher degree of user-friendliness of OTA platforms as compared to captive websites.

Segment-wise share of OTAs in the online ticketing industry in India (based on gross revenue)



(Rs bn)
840-850
190-200
335-345
100-110
1,520-1,530
325-325
425-435
110-115
100%
80%
60%
40%
20%
0%
17-19%
20-22%
22-24%
17-19%
14-16%
16-18%
81-83%
79-80%
86-88%
12-14%
76-78%
81-83%
84-86%
84-86%
13-15%
82-84%
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
FY20E
FY25P
OTAs
Captive

Note: E: Estimated P: Projected

The numbers above the bar charts represent the total online ticketing market for that segment

Source: Industry interactions, CRISIL Research

Based on gross bookings, OTAs estimated to make up 69-71% of Indian online ticketing in fiscal 2025

As per industry estimates, in value terms, OTAs accounted for ~64-66% of the total online ticketing industry in India as of fiscal 2020, based on gross booking revenue. In absolute terms, it translated to an estimated market size of Rs 970-980 billion. The share is estimated to have grown from 51-53% (Rs 350-360 billion) during fiscal 2015, owing to comparatively more user-friendly interface as compared with captive websites of service providers and ease of comparison across options. Higher discounts from the OTAs and offers by banking and payment partners have also made them competitive in pricing. This trend is expected to continue in the medium term with the share of OTAs in total online ticketing industry expected to reach 69-71% by fiscal 2025, translating to Rs 1,680-1,700 billion in absolute terms.

Trend in and outlook on share of OTAs in total online ticketing industry in India (based on gross revenue)


(Rs bn)
670-690
1,480-1,500
2,390-2,410
100%
80%
60%
40%
20%
0%
47-49%
51-53%
33-37%
63-67%
29-31%
69-71%
FY15E
FY20E
FY25P
OTAs
Captive

Note: E: Estimated P: Projected. The online ticketing industry includes bus bookings revenue along with flight, rail and hotel bookings

The numbers above the bar charts represent the total online ticketing market for that year

Source: Industry interactions, CRISIL Research

3.8 Impact of Covid-19 on the Indian online travel market

Curtailed mobility of people due to the pandemic and related restrictions shrunk India's air-passenger traffic in both domestic and international segments in fiscal 2021. This delivered a serious jolt to the Indian domestic air travel industry that had logged double-digit growth in seven of the past ten fiscals, before its fortunes took a turn for the worse with the bankruptcy and grounding of a couple of major carriers. However, with rising vaccination and easing of lockdown restrictions across most states in the country, revival in air traffic demand (especially domestic) is visible, though full revival will still take time

Hotels and tourism have been among the worst impacted businesses, due to the pandemic. Though there is gradual growth in demand, especially in the leisure market, the budget and mid-market hotels, which account for 50% of the revenue of the total hotel industry, were also severely impacted by lockdowns. The demand is expected to improve in the near term with corporate offices opening up and business travel resuming as rate of vaccination increases.

The impact of Covid-19 on the airlines and hospitality industries in turn affected the Indian online travel market. While signs of recovery are now visible, vaccination rates and further spread of Covid remain key monitorables.

4 Online travel agency market in India

4.1 Overview of the Indian OTA market

CRISIL Research defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets via their websites and applications. These are typically third-party agents reselling products and services provided / organised by others for an agreed commission. While sizing the OTA industry, CRISIL Research has considered net revenue i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

On the other hand, metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. A key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

CRISIL Research has not included the metasearch engines while estimating the Indian OTA industry.

Indian OTA market to grow by 11-13% CAGR in gross booking revenue terms from fiscals 2020 to 2025

Based on gross booking revenue, CRISIL Research estimates the Indian OTA market grew at a 21-23% CAGR from Rs 350-360 billion as of fiscal 2015 to Rs 970-980 billion as of fiscal 2020. This can be attributed to rapid growth in affordable access to internet, rising internet penetration, growing awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. Growth in the Indian OTA market is estimated to continue in the medium term at 11-13% CAGR to reach Rs 1,680-1,700 billion by fiscal 2025.

Growth in the Indian OTA industry (based on gross booking revenue)


(Rs billion)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
350-360
960-980
390-410
1,680-1,700
CAGR (FY15-20): 21-23%
CAGR (FY20-25): 11-13%
FY15E
FY20E
FY21E
FY25P

Note: E: Estimated, P: Projected
Market sizing of the Indian OTA industry is based on gross booking revenue, inclusive of bus booking revenue
Source: CRISIL Research

Indian OTA industry to log 10-12% CAGR in net revenue terms from fiscals 2020 to 2025

The Indian OTA industry is estimated to have been worth Rs 85-87 billion as of fiscal 2020. It is estimated to have clocked a CAGR of 28-30% from fiscal 2015 to 2020, when its size stood at Rs 23-25 billion. OTA platforms have gained popularity and acceptance driven by the rapid spread of internet services, smartphone usage and by providing a one-stop shop for travel-related bookings at competitive price points. The platforms have invested in technology to become more user-friendly, which has helped them gain customer loyalty. Tie-ups with various banking and payment channels have ensured competitive pricing across segments. Going forward, the industry is expected to gain further traction as online bookings increase across segments. CRISIL Research estimates the industry to grow at 10-12% CAGR to reach Rs 140-160 billion by fiscal 2025, driven by changing customer preferences and technological advancements. This growth is also on account of continued increase in air passenger traffic, and growth in the market size of the hotel industry.

Growth in the Indian OTA industry (based on net revenue)


(Rs billion)
160
120
80
40
0
23-25
CAGR (FY15-20): 28-30%
85-87
40-42
CAGR (FY20-25): 10-12%
140-160
FY15E
FY20E
FY21E
FY25P

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue.

CRISIL Research has considered net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

Source: CRISIL Research

4.2 Overview of segment-wise bookings made via OTAs

Air ticketing segment accounted for major share in Indian OTA industry as of fiscal 2020

In value terms, air ticketing accounted for 51-53% of the Indian OTA industry as of fiscal 2020, as per industry estimates at net revenue terms. OTAs in India commenced operations by selling airline tickets. This is because the airline services industry is largely organised with a limited number of players unlike the hotel industry, which is relatively fragmented with several branded and unbranded players. As customers started adopting and accepting the online booking process, online booking of airline tickets became more popular. Increased air connectivity to Tier 2 and 3 cities at fairly competitive fares, especially offered by low-cost carriers, also prompted Indian consumers to consider air travel as a viable option. Increased business and leisure travel via air also had a cascading effect on online bookings.

Within the online segment, OTAs have garnered a significant share of airline ticketing compared with captive websites of brands. A distinct advantage offered by OTAs over captive websites is that they allow for multi-airline itineraries while captive websites do not. After success in the airline segment, OTAs have started focusing on other segments such as hotel bookings to offer a one-stop solution for all travel needs and garner additional share of customer spending.

Segment-wise share in the Indian OTA market, as of fiscal 2020 (based on net revenue)


Others (bus, rail, cruise, etc.), 9-11%
Hotel booking, 37-39%
Air ticketing, 51-53%

Source: CRISIL Research

Hotels account for 37-39% of OTA revenue

Hotel bookings are estimated to have accounted for 37-39% of OTA revenue in fiscal 2020. Share of online bookings in overall bookings has remained low (estimated at 24-26% in fiscal 2020) because of the fragmented hotel industry in India. Within the online segment, however, OTAs have managed to gain a dominant share over captive websites of hotel chains. Easy comparison of multiple options and highly competitive pricing helped OTAs gain market share over captive websites. Moreover, compared with airline ticketing, margins in hotel bookings are higher, thus making it a lucrative segment for OTAs. This is also reflected in the growing share of the hotels segment in the revenue mix of major OTAs. However, industry interactions indicate larger hotel chains are now beginning to encourage customers to book via captive websites, to counter the high commission of OTAs.

Bus, train bookings' share in overall OTA revenue minor

In online booking of railway tickets, the IRCTC remains the preferred player for travellers. Although OTAs do offer the service to acquire customers and provide end-to-end travel solutions, ticket booking is routed via the IRCTC website itself.

In the bus bookings segment, state transport buses dominate inter-state travel. Tickets are typically booked through traditional travel agents (TTAs) or at their respective offices. Given the ready availability of such tickets in the offline mode, online channels that offer the tickets are fewer. Though players such as Gujarat State Road Transport Corporation (GSRTC), Maharashtra State Road Transport Corporation (MSRTC) and Karnataka State Road Transport Corporation (KSRTC) provide the online booking facility on their captive websites.

Air bookings to continue holding majority share in the medium to long term

Air ticketing enjoys the maximum share in the OTA industry, while margins in the business are lower compared with the hotels or holiday packages business. The main reason for this is the level of service component involved. Additionally, most airlines are financially constrained as high operational costs impact their margins.

Although most OTAs commenced operations by selling airline tickets, they are now focussing on other segments such as hotels and holiday packages to boost their bottom line. Some of them are also looking at mergers and acquisitions to gain market share in other segments. For example, MakeMyTrip acquired Ibibo Group in January 2017 to strengthen its presence in key markets and expand its product portfolio. With the acquisition, MakeMyTrip was able to gain presence in the budget hotel segment. The company also got redBus as part of the deal, which helped it foray into the bus bookings segment. In August 2017, Yatra acquired a majority stake in Air Travel Bureau Ltd (ATB), which specialises in corporate travel management, MICE operations and leisure tourism. The acquisition strengthened Yatra's portfolio in the corporate travel segment. Earlier, in 2013, it had acquired Travelguru to boost its domestic hotels and holidays business. Before that, the company had bought Travel Services International (TSI), a ticket consolidator specialising in the B2B space; MagicRooms, engaged in hotel aggregation and reservation and a global distribution system (GDS) provider for hotel rooms; and BuzzInTown, an event listing site, to widen its portfolio.

Going forward, while OTAs increase their presence in other segments, air bookings is likely to continue holding a major share as air travel grows at a higher pace than other segments.

4.3 Share of different customer categories in the OTA industry

Share of B2B (Business to Business) category to reach 38-48% by fiscal 2025

The OTA industry in India largely caters to two different categories of customers – retail customers under the B2C category, and corporate clients and travel agents under the B2B category. These segments vary in terms of booking requirements and rates offered.

- *B2C or business to customer:* The largest category of customers of OTAs includes direct or retail customers that use online platforms for bookings. The rates offered to them are listed on the website/application. Apart from OTAs' discounts, they receive certain rebates from banking and payment partners, to promote higher usage of credit/debit cards and payment gateways.
- *B2B or business to business:* This model includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account on cancellations, rescheduling, fixed budget allocated for the year on travel, shorter time frame for bookings, etc. This requires a dedicated service component, and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains, and instead use OTA platforms to process the bookings.

Share of customer categories in the OTA industry (based on net revenue)


B2B,
35-45%
B2C, 55-
65%
FY20
B2C, 52-
62%
B2B, 38-
48%
FY25

Source: Industry interactions, CRISIL Research

B2B in the Indian OTA industry's growth trend and outlook (based on net revenue)


(Rs billion)
70
60
50
40
30
20
10
0
33-37
CAGR (FY20-25): 12-14%
62-66
FY20E
FY25P

E: Estimated, P: Projected

Based on net revenues. CRISIL Research has considered net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

Source: Industry interactions, CRISIL Research

B2B share on the rise

Interactions with the industry players indicate the share of B2B in the travel booking industry has been rising for the past few years, primarily as OTAs provide dedicated support and wider base of options to choose from. Travel requirements are customised as per the companies' requirements and relationships with companies provide opportunities to cross-sell other products and services. While corporate travel was significantly impacted in fiscal

2021 on account of the pandemic, it is expected to revive in the medium term as offices open up with rising vaccinations and easing travel restrictions.

Growth drivers of the B2B (business to business) segment

- **Focus on technology** – Unlike traditional travel agents (TTAs), where reach is relatively limited, OTAs are providing a wider range of services. OTAs are providing a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions
- **Changing customer preferences** – The requirements of corporate travellers are different as against those of leisure travellers, such as invoicing and MIS reporting, travel locations and instant support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth
- **Value-added services** – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services, OTAs are trying to leverage these relationships to cross sell other products and services.

Share of traditional travel agents on the decline

The share of traditional travel agents (TTAs) in the travel booking sector has been on a declining trend for the past few years, primarily on account of the rapid growth of internet subscription and smartphone usage. The presence of OTAs has widened the overall travel and tourism market as they are able to serve a wider base of customers using online platforms in any part of the country. On the other hand, TTAs' reach is limited as they need to be physically present to provide the service. The November 2016 demonetisation played a key role in bringing down the share of smaller TTAs and encouraging digital payments, especially in urban cities.

4.4 OTAs' growth potential and challenges

Convenience, competitive pricing key differentiators

OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors are will also aid the industry's growth. They are:

- **Convenience:** OTAs function as a one-stop shop for all travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets, and bus tickets. The biggest advantage for customers is the availability of multiple options across segments. This allows for easy comparison of prices, dates, locations, and time schedules on a single platform. In contrast, captive websites only showcase the brand's own offerings
- **Competitive pricing:** In spite of the strong macroeconomic indicators and rising disposable incomes, India remains a price-sensitive country when it comes to discretionary spending, including in travel and tourism. Both urban and rural customers prefer to compare prices across sources to get the best deal, which is offered by OTAs. OTAs and their banking partners have been aggressive in offering discounts and rebates to increase customer volumes. This trend is expected to continue in the near term
- **Evolution of free independent travellers (FITs):** The urban millennial traveller has become internet-, smartphone- and application-savvy. Such customers have greater awareness about how different components

of travel work and where to source each component from, in order to minimise travel cost and optimise the experience. As per their interests, they research and plan itinerary through OTAs. TTAs, on the other hand, typically offer pre-defined holiday packages, which focus largely on popular tourist attractions. Thus, evolution and growth of FIT is expected to drive the OTA market in the medium to long term.

- **Focus on technology:** OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise's internal ERP software will aid adoption and growth of OTAs
- **Entry into newer categories:** OTAs are entering into newer areas such as corporate travel, freight and value-added services such as insurance. Offering additional services will further support OTA growth

Garnering market share in higher-margin segments remains a challenge

- **Increasing focus on direct bookings by hotel players:** While hotels were earlier keen to list on OTAs due to the visibility they offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels avoid the OTAs' commission, which were increasing. Direct bookings also boost customer relationships, which can be further leveraged to cross-sell other services such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher margin segments of hotels and holiday packages
- **Limited presence in holiday packages segment:** While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires significant and experienced personnel on site as well as operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability
- **Increasing competition from global OTAs, new entrants**: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry's competitive landscape in the medium to long term

5 Competitive assessment of Online Travel Agencies (OTA) in India

CRISIL Research has compiled profiles of key players in the OTA industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market

Players	Year of commencement of business	Company headquarters	Number of customers as of FY19 (million)	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2005	Gurugram, Haryana	9.7	11.1[4]	11.7[1]	~27,000[6]	1,006[7]
MakeMyTrip Ltd.	2000	Gurugram, Haryana	39.0	46.0[3]	51.0	~11,000	3,256[7]
Cleartrip Pvt. Ltd.	2005	Mumbai, Maharashtra	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	2008	New Delhi	8.1	9.7	10.3[5]	59,274	374[7]
ixigo (Le Travenues Technology Limited)	2007	Gurugram, Haryana	27.3	25.4[1]	64.66[1]	NA[2]	200

[1] Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers that have provided their unique mobile number and/ or e-mail address, as applicable, on the company's website and mobile applications

MakeMyTrip Ltd: Defined as transacted customers (life to date) till the end of a given period as per company presentations

Yatra Online, Inc: Defined as cumulative customers (excluding B2B business) as per company presentations

Ixigo: Registered users are those that have provided their unique mobile number or e-mail address, as applicable, on its platforms as of the relevant period

[2]Not available since data has not been reported by the company

[3]As of March 31, 2020, as per the company's FY20 Q4 presentation

[4]As of March 31, 2020, as per the company's annual report for fiscal 2020

[5]As of December 31, 2020, as per the company's investor presentation

[6]Number of agents for Yatra Online, Inc. is as of March 31, 2021, as per the company's annual report for fiscal 2021

[7]Employee strength is as of March 31, 2021, as per the respective annual reports for fiscal 2021

Monthly active users is the number of unique devices (including, among others, laptops and mobile phones) that have recorded at least one visit to a page/screen on the companies' platforms in a given period divided by the number of months in that period

Source: Companies' annual reports, investor presentations, news articles, Companies' websites, CRISIL Research

Key segments for different OTA players

Players	Consumer (B2C)											Corporate travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MakeMyTrip Ltd.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Cleartrip Pvt. Ltd.	✓	✓	✓	✓	✓	✓	✓				✓	✓	
Easy Trip Planners Ltd.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Le Travenues Technology Limited	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓		

Note: 'Others' for Cleartrip Pvt Ltd includes activities such as food tours, treks, culinary classes and segway tours etc.

Others for Easy Trip Planners Ltd includes visa processing, and activities such as sightseeing, events and shows etc

Others for MakeMyTrip Ltd includes villas and apartments bookings, visa processing, gift cards, etc.

Others for Yatra Online, Inc includes cruises, and activities such as sightseeing, events, shows and monument visits, etc.

Others for Le Travenues Technology Ltd includes locals & metros, Ixigo money, etc.

Source: Companies' websites

Key segments for different corporate players

Players	Consumer (B2C)											Corporate Travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
GBT India Pvt Ltd												✓	
CWT India Pvt Ltd												✓	
FCM Travel Solutions India Pvt Ltd	✓	✓	✓	✓	✓	✓					✓	✓	
Thomas Cook India Ltd	✓	✓	✓	✓	✓	✓					✓	✓	

Note: 'Others' for FCM India includes visa, forex

Others for Thomas Cook India includes visa, forex, insurance

Source: Companies' websites

Number of corporate clients for OTA players

Players	Number of large corporate clients	Number of other corporate clients (medium, small medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~700	~41,000	41,700
MakeMyTrip Ltd.	NA[1]	NA[1]	~16,100[1]
Cleartrip Pvt Ltd.	NA	NA	NA
Easy Trip Planners Ltd.	NA	NA	12,505
Le Travenues Technology Limited	NA	NA	NA

Note 1: Includes 100 corporate accounts for Q2T (Quest to travel) and about 1000 key accounts and 15000 small and medium enterprises from MyBiz program.

NA: Not available

Sources: Companies' annual reports, investor presentations, earnings calls, CRISIL Research

Number of hotel / accommodation tie-ups for OTA players

Players	Number of Domestic hotel / accommodation tie-ups	Number of International hotel / accommodation tie-ups	Total number of hotel / accommodation tie-ups
Yatra Online, Inc.	94,000	20,00,000+	20,94,000+
MakeMyTrip Ltd.	77,500	7,00,000+	7,77,500+
Cleartrip Pvt. Ltd.	NA	NA	3,00,000+[1]
Easy Trip Planners Ltd.	73,400	10,23,000+	10,96,400+
Le Travenues Technology Limited	NA	NA	NA

Note 1: From company website accessed on October 29, 2021

NA: Not available

Sources: Companies' annual reports, investor presentations, CRISIL Research

Operational performance for fiscal 2020

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY20 (%)	Gross bookings CAGR for FY18-20 (%)	Operating revenue[2] (Rs billion)	Take rate (Operating revenue/ Gross booking revenue)	Operating revenue on-year growth for FY20 (%)	Operating revenue CAGR for FY18-20 (%)
Yatra Online, Inc.	85.3	-23.3%	-4.0%	7.3	8.6%	-23.4%	-22.6%
MakeMyTrip Ltd.*	432.0	14.2%	20.8%	36.3	8.4%	7.4%	-8.8%
Cleartrip Pvt. Ltd.	NA[3]	NA[3]	NA[3]	3.2	N.Ap[4]	-15.4%	-8.3%
Easy Trip Planners Ltd.	42.0	43.1%	47.0%	1.4	3.4%	39.8%	18.7%
Le Travenues Technology Limited	18.4	372.4%	NA[1]	1.5	8.4%	35.2%	NA[1]

[1]Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

[2]Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

[3]Not available in Ministry of Corporate Affairs (MCA) filings made by the company; NA[1] – 2018 numbers not available

[4]Not applicable as the latest data available for Cleartrip Pvt Ltd is as of 2020 and 2019 only

*Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2020 and 2021

Source: Companies' annual reports, CRISIL Research

Operational performance for fiscal 2021

Players	Gross booking revenue[1] (Rs billion)	Gross booking on-year growth for FY21 (%)	Gross booking CAGR for FY19-21 (%)	Operating revenue[2] (Rs billion)	Take rate (operating revenue/gross booking revenue)	Operating revenue on-year growth for FY21 (%)	Operating revenue CAGR for FY19-21 (%)
Yatra Online, Inc	14.7	-82.8%	-63.6%	1.3	8.7%	-82.6%	-63.5%
MakeMyTrip Ltd	121.4	-71.9%	-43.3%	12.2	10.0%	-66.4%	-39.9%
Cleartrip Pvt Ltd	NA[3]	NA[3]	NA[3]	N.Ap[4]	N.Ap[4]	N.Ap[4]	N.Ap[4]
Easy Trip Planners Ltd	21.3	-49.4%	-14.9%	1.1	5.0%	-24.5%	2.7%
Le Travenues Technology Ltd	21.5	17.1%	135.0%	1.4	6.3%	-12%	9.2%

[1]Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

[2]Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

[3]Not available in Ministry of Corporate Affairs (MCA) filings made by the company

[4]Not applicable as the latest data available for Cleartrip Pvt Ltd is as of 2020

*Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2020 and 2021

Source: Companies' annual reports, CRISIL Research

Profitability for fiscals 2020 and 2021

Players	Operating profit[1] in FY20 (Rs million)	Operating profit in FY21 (Rs million)	Operating profit margin[2] in FY20 (%)	Operating profit margin in FY21 (%)	Net profit margin[3] in FY20 (%)	Net profit margin in FY21 (%)
Yatra Online, Inc	-193.4	-579.4	-2.6%	-45.3%	-11.4%	-93.4%
MakeMyTrip Ltd*	-8,946.7	-2760.0	-24.7%	-22.6%	-87.5%	-34.1%
Cleartrip Pvt Ltd	-326.9	N.Ap[4]	-10.3%	N.Ap[4]	-4.5%	N.Ap[4]
Easy Trip Planners Ltd	102.4	435.4	7.2%	40.8%	23.3%	57.2%
Le Travenues Technology Ltd	-55.1	34.6	-3.6%	2.6%	-4.2%	5.6%

Note: Financials have been reclassified as per CRISIL standards

[1]Operating profit is defined as operating revenues less costs excluding depreciation and amortisation, interest expenses and taxes. Operating profits have been recalculated as per CRISIL's standard format for ease of comparison

[2]Operating profit margin is defined as operating profit as a percentage of operating revenue

[3]Net profit margin is defined as percentage of revenue left after all expenses have been deducted from operating revenue

[4]Not applicable as the latest data available for Cleartrip Pvt Ltd is as of 2020

*Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2020 and 2021

Source: Companies' annual reports, CRISIL Research

Platform user experience metrics for fiscals 2020 and 2021

Players	Repeat transactions (%)[2]	Bounce rate (%)[3]	Total traffic (million visits)[4]	Direct traffic (%)[5]	Mobile traffic (%)[6]	Customer acquisition cost (Rs/customer)[7]
Yatra Online, Inc	94%[9]	NA[8]	129.0	92%	85%	NA[8]
MakeMyTrip Ltd	NA[8]	NA[8]	NA[8]	NA[8]	86%	NA[8]
Cleartrip Pvt Ltd	NA[8]	NA[8]	NA[8]	NA[8]	NA[8]	NA[8]
Easy Trip Planners Ltd	85.9%[11]	37%[12]	83.4[12]	42.6%[12]	87%[10]	224[10]
Le Travenues Technology Ltd	87.2%	NA[8]	37.5[13]	NA[8]	92% flights 98% trains[14]	NA[8]

[2]Repeat transactions are defined as transactions by returning customers, i.e., customers that have made a booking transaction at least once in the past

[3]Bounce rate is defined as the number of customers that do not proceed beyond the first landing page on a booking platform (websites and mobile applications), out of the total number of customers that visit the booking platform in a given period

[4]Total traffic is defined as the total number of customers that visit the booking platform (websites and mobile applications) in a given period

[5]Direct traffic refers to unpaid organic visits without any intermediary (such as TTA (traditional travel agents), other websites, and other apps) received on booking platforms (websites and mobile applications), out of total visits

[6]Mobile traffic is defined as visits on booking platforms (mobile websites and mobile applications) through mobile phones, out of total visits

[7]For Easy Trip Planners Ltd, customer acquisition cost is calculated as amount spent on advertising and sales promotion divided by number of new registered customers added in a given period

[8]Not available since data is not reported by the company

[9]Data for brand Yatra.com only and excludes data from B2E and B2B businesses, and rounded off to the nearest whole number

[10]Data as on December 31, 2020 (9 months FY21)

[11]Repeat transaction rate for Easy Trip between April 1, 2017 and December 31, 2020

[12]Data as on March 31, 2020

[13]Monthly active users is the number of unique devices (including, among others, laptops and mobile phones) that have recorded at least one visit to a page/screen on companies' platforms in a given period divided by the number of months in that period

[14]For Le Travenues Technology Ltd, mobile traffic refers to the bookings happening through mobiles instead of traffic

Source: Companies' annual reports, investor presentations, CRISIL Research

Gross booking revenue per employee as on March 31, 2020

Players	Gross booking revenue (Rs billion)	2020 employee count (nos.)	Gross booking revenue per employee (Rs million)
Yatra Online, Inc	85.3	2,000	42.7
MakeMyTrip Ltd	432.0	3,960	109.1
Cleartrip Pvt Ltd	NA[1]	374	57.0
Easy Trip Planners Ltd	42.0	480	87.6
Le Travenues Technology Ltd*	21.5	200	107.5

**2021 data for Le Travenues Technology Ltd, as 2020 employee count is not available*

[1]Not available since data is not reported by the company

2020 employee count

Source: Companies' annual reports, CRISIL Research

Yearly flight booking volume for key competitors


Million
45
36
27
18
9
0
39.5
42.1
15.0
7.1
9.98
3.2
10.2
8.2
2.6
MakeMy Trip
Easy Trip Planners Ltd.*
Yatra Online, Inc.
FY19 FY20 FY21

Note: MakeMyTrip and Easy Trip Planners Ltd report segments instead of trips. Segments include break journey and lay-over. For example, 1 booking trip may have 2 segments for return trip, 4 segments for lay-over return trip both ways, etc.

**For fiscal 2021, data is available for 9M for Easy Trip Planners Ltd*

Source: Companies' annual reports, CRISIL Research

Break-up of gross booking volume across segments (million)

Players	Air ticketing[1]	Hotels and holiday packages[2]	Others[3]
Fiscal 2021			
Yatra Online, Inc	2.6	0.6	NA[4]
MakeMyTrip Ltd	15.0	8.5	26.7
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd*	3.2	0.014	0.094
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
Fiscal 2020			
Yatra Online, Inc	8.2	1.3	NA[4]
MakeMyTrip Ltd	42.1	29.6	78.6
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd	8.9	0.036	0.48
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
Fiscal 2019			
Yatra Online, Inc	10.2	2.5	NA[4]
MakeMyTrip Ltd	39.5	26.6	61.5
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd	6.38	0.0139[5]	0.12
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
On-year growth between fiscals 2019 and 2020			
Cleartrip Pvt Ltd	N.Ap[6]	N.Ap[6]	N.Ap[6]

Players	Air ticketing[1]	Hotels and holiday packages[2]	Others[3]
Easy Trip Planners Ltd	39.5%	158.1%	300.0%
Le Travenues Technology Ltd	N.Ap[6]	N.Ap[6]	N.Ap[6]
MakeMyTrip Ltd	6.6%	11.3%	27.8%
Yatra Online, Inc	-19.6%	-48.0%	N.Ap[6]
Fiscal 2018			
Yatra Online, Inc	8.9	2.3	NA[4]
MakeMyTrip Ltd	33.3	21.9	39.6
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd	4.7	0.01[5]	-
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
CAGR between fiscals 2018 and 2020			
Yatra Online, Inc	-4.0%	-24.8%	N.Ap[6]
MakeMyTrip Ltd	12.4%	16.3%	40.9%
Cleartrip Pvt Ltd	N.Ap[6]	N.Ap[6]	N.Ap[6]
Easy Trip Planners Ltd	37.6%	~90.0%	-
Le Travenues Technology Ltd	N.Ap[6]	N.Ap[6]	N.Ap[6]

[1]Air ticketing for:

Easy Trip Planners Ltd and Yatra Online, Inc: defined as air passengers travelled during the fiscal year, except for fiscal 2021 for Easy Trip Planners Ltd, which shows flight segments during 9M 2021, which refers to a flight between two cities, whether or not such flight is part of a holiday package

MakeMyTrip Ltd: defined as flight segments during the fiscal year, which refers to a flight between two cities, whether or not such flight is part of a holiday package

[2]Hotels and holiday packages for:

Easy Trip Planners Ltd: defined as hotel booking transactions done by customers with the company during the fiscal year

MakeMyTrip Ltd and Yatra Online, Inc: defined as hotel room nights booked on a standalone basis and as a part of a holiday package

[3]Others for:

Cleartrip Pvt Ltd: includes train ticketing and activities such as food tours, treks, culinary classes and segway tours

Easy Trip Planners Ltd: includes train ticketing, bus ticketing, cab booking and other offerings. Data represents only rail and bus passengers travelled during the fiscal year, as disclosed by the company

MakeMyTrip Ltd: includes bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets booked during the fiscal year, as disclosed in the company's annual reports for respective years

Yatra Online, Inc: includes rail ticketing, bus ticketing, cab booking, and activities such as sightseeing, events and shows etc.

Ixigo does not report booking volumes individually. It reports passenger segments. Passenger Segments refers to the total number of point-to-point passenger tickets booked between two cities, airports, train stations or bus stations, as applicable, whether or not such a ticket is part of a larger or longer itinerary. For example, a booking made with two passengers for a return flight consists of four passenger segments

[4]Not available since gross booking volumes are not reported

[5]Booking volumes for Easy Trip Planners Ltd in the hotels and holiday packages segment for fiscals 2017, 2018 and 2019 are 3,661, 6,507 and 13,949 respectively, and in the others segment for fiscal 2019 is 117,829; rounded off to the nearest double decimal in million

[6]Not applicable since gross booking volumes were not reported, and CAGR calculation is not applicable

**For fiscal 2021, Easy Trip Planners data is for 9M 2021, and not full fiscal*

Source: Companies' annual reports and investor presentations, CRISIL Research

CRISIL
An S&P Global Company

Break-up of gross booking revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Others[1]	Total gross booking revenue
Fiscal 2021				
Yatra Online, Inc.	13,002	1,706	0.0	14,707
MakeMyTrip Ltd.	72,802	27,942	20,646	1,21,390
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	21,007	85	192	21,284
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	21,533
Fiscal 2020				
Yatra Online, Inc.	77,411	7,896	0.00	85,307
MakeMyTrip Ltd.	2,53,901	1,15,330	62,796	4,32,027
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	41,137	585	325	42,047
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	18,386
Fiscal 2019				
Yatra Online, Inc.	97,638	13,512	0.00	1,11,150
MakeMyTrip Ltd.	2,26,285	1,06,680	50,412	3,83,376
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	3,892
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	28,948	338	91	29,378
On-year growth between fiscals 2020 and 2019				
Yatra Online, Inc.	-20.7%	-41.6%	N.Ap.[3]	-23.3%
MakeMyTrip Ltd.	12.2%	8.1%	24.6%	12.7%
Cleartrip Pvt. Ltd.	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]
Easy Trip Planners Ltd.	42.1%	73.1%	257.1%	43.1%
Le Travenues Technology Limited	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	372.4%
Fiscal 2018				
Yatra Online, Inc.	79,156	13,386	0.00	92,542
MakeMyTrip Ltd.	1,85,049	95,081	34,000	3,14,130
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	19,228	197	25	19,451
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	NA[2]
CAGR between fiscals 2018 and 2020				
Yatra Online, Inc.	-1.1%	-23.2%	N.Ap.[3]	-4.0%
MakeMyTrip Ltd.	17.2%	10.1%	35.9%	19.9%
Cleartrip Pvt. Ltd.	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]
Easy Trip Planners Ltd.	46.3%	72.3%	260.6%	47.0%
Le Travenues Technology Limited	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]

Note: 1: Others for:

Cleartrip Pvt. Ltd.: include train ticketing and activities such as food tours, treks, culinary classes, and Segway tours

Easy Trip Planners Ltd.: include train ticketing, bus ticketing, cab booking and other offerings. Data represents only rail tickets booked by customers during the fiscal year, as disclosed by company.

MakeMyTrip Ltd.: include bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets travelled during the fiscal year, as disclosed in company's annual reports for respective years.

Yatra Online, Inc.: include rail ticketing, bus ticketing, cab booking and activities such as sightseeing, events, and shows etc.

Ixigo does not report gross revenues individually, hence just the total is given

2: NA: Not Available since gross booking revenue is not reported.

3: N.Ap: Not Applicable, since gross booking revenues for others[1] were not reported in fiscals 2018, 2019 and 2020 for Yatra Online, Inc.and gross booking revenues are not reported for Cleartrip Pvt Ltd. For Le Travenues Technology Limited, segment wise gross revenues are not reported

Source: Company annual reports and investor presentations, CRISIL Research

Break-up of operating revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Other[1]	Total operating revenue
Fiscal 2021				
Yatra Online, Inc.	893	173	214	1,280
MakeMyTrip Ltd.	4,232	5,046	2,941	12,218
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	968	4	95	1,067
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	NA[2]
Fiscal 2020				
Yatra Online, Inc.	2,610	3,602	1,137	7,348
MakeMyTrip Ltd.	12,361	16,718	7,186	36,265
Cleartrip Pvt. Ltd.	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd.	1,172	67	174	1,414
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	NA[2]
Fiscal 2019				
Yatra Online, Inc.	3,449	4,914	1,232	9,595
MakeMyTrip Ltd.	11,736	16,720	5,756	34,212
Cleartrip Pvt. Ltd.	2,844	173	725	3,742
Easy Trip Planners Ltd.	886	24	101	1,011
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	NA[2]
On-year growth between fiscals 2020 and 2019				
Yatra Online, Inc.	-24.3%	-26.7%	-7.7%	-23.4%
MakeMyTrip Ltd.	5.3%	0.0%	24.8%	6.0%
Cleartrip Pvt. Ltd.	N.Ap[3]	N.Ap[3]	N.Ap[3]	N.Ap[3]
Easy Trip Planners Ltd.	32.3%	179.2%	72.3%	39.9%
Le Travenues Technology Limited	N.Ap[3]	N.Ap[3]	N.Ap[3]	N.Ap[3]
Fiscal 2018				
Yatra Online, Inc.	5,013	6,628	585	12,226
MakeMyTrip Ltd.	11,453	30,103	4,669	46,226
Cleartrip Pvt. Ltd.	2,685	408	676	3,769
Easy Trip Planners Ltd.	973	16	13	1,003
Le Travenues Technology Limited	NA[2]	NA[2]	NA[2]	NA[2]
CAGR between fiscals 2018 and 2020				
Yatra Online, Inc.	-27.8%	-26.3%	39.4%	-22.5%
MakeMyTrip Ltd.	3.9%	-25.5%	24.1%	-11.4%
Cleartrip Pvt. Ltd.	N.Ap[3]	N.Ap[3]	N.Ap[3]	N.Ap[3]

Players	Air ticketing	Hotels and holiday packages	Other[1]	Total operating revenue
Easy Trip Planners Ltd.	9.8%	104.6%	265.8%	18.7%
Le Travenues Technology Limited	N.Ap[3]	N.Ap[3]	N.Ap[3]	N.Ap[3]

Note: Financials have been reclassified as per CRISIL Standards.

1: Others for:

Cleartrip Pvt. Ltd.: include train ticketing and activities such as food tours, treks, culinary classes, and Segway tours, etc.

Easy Trip Planners Pvt Ltd.: include train ticketing, bus ticketing, cab booking and other offerings

MakeMyTrip Ltd.: include bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing.

Yatra Online, Inc.: include rail ticketing, bus ticketing, cab booking and activities like sightseeing, events, and shows

2: NA: Not Available since gross booking revenue is not reported.

3: N.Ap.: Not Applicable

Source: Company annual reports and investor presentations, CRISIL Research

Market share of Yatra Online, Inc. in the Indian OTA market

Players	FY19	FY20
Indian OTA market by gross booking revenue (Rs billion)	860-870	970-980
Yatra Online, Inc.– gross booking revenue (Rs billion)	111.2	85.3
Yatra Online, Inc. – market share in the Indian OTA market	~12.9%	~8.8%

*Note: * Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.*

Source: Company disclosure, CRISIL Research

App rating on Google Play

Applications for flight booking	Rating as of October 2021 on Google Play Store	Ratings and reviews
Yatra	4.2	3,01,684
MakeMyTrip	4.4	10,94,899
Goibibo	4.4	9,57,916
EaseMyTrip	4.6	70,359
Ixigo Flights (Le Travenues Technology Limited)	4.5	1,01,871
Skyscanner	4.5	7,07,533

Source: Google Play Store, CRISIL Research

Shareholding of key players

Easy Trip Planners Ltd		Yatra		MakeMyTrip	
Shareholder	**Share**	**Shareholder**	**Share**	**Shareholder**	**Share**
Promoters (Nishant Pitti, Rikant Pitti, Prashant Pitti)	74.9%	Institutional ownership – foreign entities	42.8%	Institutional ownership – foreign entities	63.3%
General public	12.99%	All directors and officers as a group	4.93%	Deep Kalra	6.97%
Foreign institutions	2.04%			Trip.com voting rights – 48%	

Note: Others for Easy Trip Planners Ltd include banks, financial institutions
Source: Company filings, CRISIL Research

Recovery in quarterly passenger bookings (segments for MakeMyTrip and EaseMyTrip, and trips for Yatra Online, Inc.)


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
In million
11.6
8.6
2.3
5.3
6.5
75%
2.7
2
2.5
1.8
1
0.5
1.9
0.9
60%
1.1
Q3FY20
Q4FY20
Q1FY21
Q2FY21
Q3FY21
Q4FY21
MakeMyTrip
Yatra
EaseMyTrip

Note: Value in bold represents recovery in bookings in the fourth quarter fiscal 2021 versus fourth quarter fiscal 2020 (comparison between MakeMyTrip and Yatra; fourth quarter fiscal 2021 numbers are not available for EaseMyTrip)
Source: Company filings, CRISIL Research

Key observations

- For fiscal 2020, Yatra Online, Inc was ranked second among key OTA players in India with respect to operating revenue. It registered operating revenue of ~Rs 7.3 billion. In fiscal 2020, MakeMyTrip Ltd recorded the highest operating revenue of ~Rs 36.3 billion

5.1 Profiles of players (B2C)

Cleartrip Pvt Ltd

Introduction

Cleartrip Pvt Ltd was incorporated as a private limited company in 2005 by Stuart Crighton and Hrush Bhatt, and is headquartered in Mumbai, India. In 2006, it became a wholly owned subsidiary of Cleartrip Inc (Mauritius), which is a wholly owned subsidiary of Cleartrip Inc (Cayman Islands), which, in turn, is a subsidiary of SAP (ultimate holding company).

In September 2017, Cleartrip Packages & Tours Pvt Ltd was set up as a wholly owned subsidiary of the company.

Key subsidiaries and associates

Name of the company	Holding/Subsidiary/Associate	Shares held
Cleartrip Packages & Tours Pvt Ltd	Subsidiary	99.00%

Source: Company Annual Report fiscal 2019, CRISIL Research

Key business segments

As per the company's website accessed on October 24, 202021, the company provides online travel-related services such as domestic and international flight bookings and hotel bookings, domestic and international holiday packages, train tickets in India through a tie-up with IRCTC, and activities such as food tours, treks, culinary classes, and Segway tours.

Acquisition by Flipkart

In April 2021, the company was acquired by Flipkart as part of its diversification drive. Flipkart acquired a 100% stake in Cleartrip, following which it has been operating independently.

Key acquisitions

In June 2018, the company acquired Saudi Arabian travel start-up Flyin, which offers flight and bus ticketing as well as holiday packages through its website and app, for an undisclosed amount. This was the company's first cross-border acquisition with an objective to step up operations in West Asia's travel market.

Key financials

Parameters	FY14	FY15	FY16	FY17	FY18	FY19	FY20
Gross booking revenue (Rs billion)	NA[1]	NA[1]	NA[1]	NA[1]	NA[1]	NA[1]	NA[1]
Operating income (Rs billion)	1.7	2.3	3.3	3.0	3.8	3.7	3.2
Income growth (%)	-	33.5%	44.2%	-9.0%	24.4%	-0.7%	-15.4%
Operating profit margin (%)	-15.9%	-2.3%	-14.7%	-14.8%	-9.9%	-7.1%	-10.3%
Net profit margin (%)	-23.5%	-12.7%	-19.4%	-20.9%	-16.5%	-8.2%	-4.5%
RoE (%)	-130.5%	-67.1%	-224.5%	-526.7%	N.Ap.[2]	-737.2%	-108.6%
RoCE (%)	-85.2%	-26.7%	-51.2%	-48.9%	-55.2%	-41.9%	-103.1%
Gearing ratio (Times)	0.5	1.3	7.3	8.0	N.Ap.[2]	0.0	0.0

Parameters	FY14	FY15	FY16	FY17	FY18	FY19	FY20
Interest coverage ratio (Times)	-8.1	0.3	-3.9	-2.5	-2.4	-0.2	17.2

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards.

1: NA – Not available since company does not report Gross Bookings

2: N.Ap. – Not Applicable, since tangible networth of the company turned negative as negative net reserves exceeded paid-up equity share capital in fiscal 2018

Source: Company's annual reports, CRISIL Research

Easy Trip Planners Ltd.

Introduction

The company was founded in 2008 by Nishant Pitti and Rikant Pitti, as a travel agency to facilitate travel bookings for other small travel agents operating in India, and is headquartered in New Delhi.

Key business segments

As per the company's website accessed on October 24, 20201, the company provides online travel-related services such as booking of domestic and international flights, domestic and international hotels, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

All segments saw a decline due to Covid-19. Notable changes were observed in the air ticket segments, whose share in the total operating revenue changed from 80.4% in fiscal 2020 to 90.7% in fiscal 2021. The share of hotels and holiday packages dipped due to strict lockdowns on account of the pandemic from 7.2% in fiscal 2020 to 0.4% in fiscal 2021.

Operating revenue by segment

Net revenue (Rs million)	FY19	Contribution in FY19 (%)	FY20	Contribution in FY20 (%)	FY21	Contribution in FY21 (%)
Air tickets	885.6	87.6%	1,171.8	82.9%	968.5	90.8%
Hotels and holiday packages	24.3	2.4%	67.3	4.8%	3.7	0.3%
Others	101.2	10.0%	174.5	12.3%	94.9	8.9%
Total	1,011.1		1,413.6		1,067.1	

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

Others include train ticketing, bus ticketing, cab booking, and other offerings

Source: Company annual reports, CRISIL Research

The company commenced its operations in 2008 with flight bookings in the business-to-business-to-consumer (B2B2C) segment, and subsequently, the B2C (business-to-consumer) segment in 2011. In 2013, the company launched the hotels and packages business, along with its entry into the B2E (business-to-enterprise) segment to service the corporate travel market. It launched its EaseMyTrip Android application in 2015 to expand its presence in the B2C segment. Currently, the company operates in the B2B2C, B2E, and B2C segments through a network of agents, franchise outlets, corporate clients, distributors, and white label solutions as detailed below:

Distribution network as of fiscal 2021

Type of stakeholder	FY20	FY21
Travel agents	55,981	59,274
Customers (Mn)	9.7	10.3
Number of new registered customers (Mn)	2.2	0.5

Source: Company disclosure, CRISIL Research

Key financials

Parameters	FY17	FY18	FY19	FY20	FY21
Gross booking revenues (Rs billion)	18.6	19.9	29.4	42.0	21.3
Operating income (Rs billion)	1.0	1.0	1.0	1.4	1.1
Income growth (%)	137.6%	-2.5%	0.8%	39.6%	-24.5%
Operating profit margin (%)	26.2%	-2.0%	-5.0%	7.2%	40.8%
Net profit margin (%)	19.5%	0.0%	23.7%	23.3%	57.2%
RoE (%)	94.2%	0.1%	43.3%	39.5%	47%
RoCE (%)	110.3%	10.0%	70.2%	58.5%	62.6%
Gearing ratio (Times)	0.2	0.3	0.0	0.1	0.1
Interest coverage ratio (Times)	45.4	3.8	13.2	15.1	24.8

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards.

1: NA: Not available as per CRISIL classified financials

2: N.M.: Not meaningful since periods are not comparable, as income statement is available only for first and second quarters of fiscal 2020.

Source: Company's annual reports, CRISIL Research

Le Travenues Technology Limited (ixigo)

Introduction

Launched in 2007, ixigo is a technology company focused on helping Indian travellers to plan, book and manage their trips across rail and air, as well as assisting books for buses and hotels. It helps travellers make smarter travel decisions by leveraging artificial intelligence, machine learning, and data science-led innovations on its platforms, comprising its websites and mobile applications

Key business segments

As per the company's website accessed on October 21, 2021, the company provides online travel-related services such as booking of domestic and international flights, domestic and international hotels, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

Ticketing revenue has gained considerable share in fiscal 2021 compared with fiscal 2020, increasing from 39.6% in fiscal 2020 to 93.0% in fiscal 2021. The contribution of advertisement revenue to the total operating revenue dipped in fiscal 2021 compared with fiscal 2020. Advertisement accounted for 5.9% in fiscal 2021 compared with 31.6% in fiscal 2020.

Operating revenue by segment

Net revenue (Rs million)	FY19	Contribution in FY19 (%)	FY20	Contribution in FY20 (%)	FY21	Contribution in FY21 (%)
Ticketing	885.6	77.9%	609.2	39.6%	1262.6	93.0%
Advertisement	24.3	2.1%	485.7	31.6%	79.7	5.9%
Others	227.6	20.0%	443.5	28.8%	15.0	1.1%
Total	1,137.5		1,538.3		1,357.2	

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

Source: Company annual reports, CRISIL Research

Distribution network as of fiscal 2021

Type of stakeholder	FY 2019	FY 2020	FY 2021
Monthly active users* (Mn)	27.3	25.4	37.5
Growth in number (Mn)	NA	-1.8	12.1

*Note: *Monthly active users at the end of March 31 for given fiscals*

NA: Not available

Source: Company disclosure, CRISIL Research

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Travenues Innovations Pvt Ltd	Subsidiary	100%
Confirm Ticket Online Solutions Pvt Ltd	Subsidiary	50.1%

Source: Company disclosure, CRISIL Research

Key acquisitions

In August 2021, the company announced that it acquired Hyderabad-based AbhiBus. The deal is a mix of cash and stock, and will help the company consolidate its presence in tier II/III/IV markets

In February 2021, the company acquired Bengaluru-based train booking app, Confirmtkt. The acquisition gave ixigo 100% ownership of Confirmtkt in a stock plus cash deal. As part of the deal, the founders of ixigo joined the Confirmtkt board. Existing investors of Confirmtkt, including venture catalysts, have exited the company. The acquired company has been operated independently following this acquisition.

Key financials

Parameters	FY19	FY20	FY21
Gross booking revenue (Rs billion)	3.9	18.4	21.5
Operating income (Rs billion)	1.14	1.5	1.4
Income growth (%)	NA	35.2%	-11.8%
Operating profit margin (%)	-37.2%	-3.6%	2.6%
Net profit margin (%)	-35.5%	-4.2%	5.6%
RoE (%)	-643.4%	-66.2%	N.Ap[2]
RoCE (%)	-513.1%	-55.8%	N.Ap[3]
Gearing ratio (times)	0.3	0.0	N.Ap[2]
Interest coverage ratio (times)	-290.6	-49.9	4.0

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

1: NA: Not available

2: N.Ap[2]. – Not Applicable, since tangible networth of the company turned negative as negative net reserves exceeded paid-up equity share capital in fiscal 2021

3: N.Ap[3]. – Not Applicable, since addition of tangible networth and debt of the company turned negative as negative net reserves exceeded paid-up equity share capital in fiscal 2021

Source: Company's annual reports, CRISIL Research

MakeMyTrip Ltd

Introduction

MakeMyTrip Ltd was incorporated in April 2000, primarily to cater to the demand for US-India inbound air tickets from Non-resident Indians (NRIs) in the US. MakeMyTrip Pvt Ltd, the Indian subsidiary, was set up in 2005 and commenced operations in India in September 2005.

Listing on NASDAQ

MakeMyTrip Ltd was listed on the NASDAQ, an American stock exchange, in August 2010. MakeMyTrip Ltd issued five million ordinary shares at a share price of USD 14 per share, raising USD 70 million at a valuation of USD 478 million.

Key operational and financial parameters at the time of listing

Parameters	FY09	FY10
Gross booking volumes	1.3	1.9
Air ticketing (million)[1]	1.25	1.8
Hotels and holiday packages (million)[2]	0.08	0.1
Gross booking revenues (Rs billion)	14.4	22.3
Air ticketing[1]	12.0	19.6
Hotels and holiday packages[2]	2.4	2.7
Operating income (Rs billion)	3.2	4.0
Operating profit margin (%)	-14.4%	-5.3%
Net profit margin (%)	-10.7%	-7.4%

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

1: Air ticketing for MakeMyTrip Ltd. is defined as air passengers travelled during the fiscal year.

2: Hotels and holiday packages for MakeMyTrip Ltd. is defined as hotel room nights booked on standalone basis and as a part of a holiday package.

Source: Company's annual reports, CRISIL Research

Acquisition by Ctrip.com International, Ltd

In January 2016, Ctrip.com International, Ltd, a China-based online travel agency, invested USD 180 million in MakeMyTrip Ltd through convertible bonds that would allow it to own up to 26.6% in MakeMyTrip Ltd. In May 2017, the company raised a further investment of USD 330 million from existing investors, Ctrip and MIH Internet SEA Pte, a subsidiary of Naspers Ltd., by issuing 916,000 ordinary shares and 3.66 million Class B convertible ordinary shares respectively, at USD 36 per share.

In April 2019, Ctrip entered into a share-swap deal with Naspers, which resulted in Ctrip's share in MakeMyTrip Ltd. increasing to around 49%, with Naspers getting a 5.6% stake in Ctrip. The deal, which gave Ctrip 4% voting rights in MakeMyTrip Ltd, was approved by the Competition Commission of India in August 2019.

Key subsidiaries and associates

Name of the company	Holding/Subsidiary/Associate	Shares held
MakeMyTrip (India) Pvt Ltd	Subsidiary	100%
Ibibo Group Pvt Ltd	Subsidiary	100%

Source: Company Annual Report FY21, CRISIL Research

Key business segments

MakeMyTrip offers domestic and international airline tickets and hotel bookings, domestic and international holiday packages, rail ticketing through a tie-up with IRCTC, domestic bus tickets, car rental booking, B2B services and other travel-related services and products, such as the facilitation of access to travel insurance and visa services.

Operating revenue across all segments declined in fiscal 2021 due to the Covid-19 pandemic. The contribution of ancillary services (such as the facilitation of access to insurance and visa processing) to operating revenue increased from ~19.81% in fiscal 2020 to ~24.06% in fiscal 2021. As a result, the share of the hotels and holiday packages segment fell from ~46% in fiscal 2020 to ~41% in fiscal 2021, while the share of the air ticketing segment in operating revenue grew from 34.09% to 34.64%.

Operating revenue share break-up by segment

Net revenue (Rs million)	FY19	Contribution in FY19 (%)	FY20	Contribution in FY20 (%)	FY21	Contribution in FY21 (%)
Air tickets	11,736	34.3%	12,920	34.1%	4,232	34.6%
Hotels and holiday packages	16,720	48.9%	17,474	46.1%	5,046	41.3%
Others	5,756	16.8%	7,511	19.8%	2,941	24.1%
Total	34,212		37,905		12,218	

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

Others include bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing.

Financials for fiscal 2018 include full-year financials of Ibibo Group for fiscal 2018.

Source: Company annual reports, CRISIL Research

Key acquisitions

In January 2017, the company acquired 100% equity in the Ibibo Group for $720 million in stock. The Ibibo Group was co-owned by the South African firm, Naspers Ltd, and China's Tencent. As a result of consolidation, MakeMyTrip gained ownership of goibibo, redBus and Ryde that were part of the Ibibo Group. The deal helped MakeMyTrip strengthen its presence in key markets, expand its product portfolio and gain presence in the budget hotel segment.

In July 2018, MakeMyTrip Ltd invested an undisclosed amount in Bengaluru-based Bitla Software Pvt Ltd, a provider of bus travel management software and technology solutions to travel and logistics operators, in a bid to strengthen its offerings in bus travel through redBus. In April 2019, the company announced the acquisition of a majority stake in Mumbai based Quest2Travel.com India Pvt Ltd, an internet-based corporate travel management company, with the objective of leveraging Quest2Travel's existing clientele to expand its corporate travel business (MakeMyTrip had launched its SME-focused platform MyBiz in September 2017, to provide travel solutions for corporate customers).

Other key acquisitions of the company

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD million)
Bona Vita Technologies Pvt Ltd (India)	Domestic and International inbound/outbound holidays, vacation activities, weekend getaways and adventure activities	2015	5
Inspirock (USA)	Online travel planner	2015	NA*
HolidayIQ Pte Ltd (India)	Travel information portal and recommendation search engine	2015	15
MyGola (India)	Online travel planner	2015	NA*
EasyToBook (Amsterdam)	Online hotel operator	2014	5
Simplotel Technologies Private Limited (India)	Development of websites and booking engines for hotels.	2014	NA*
Hotel Travel Group (Thailand)	Online hotel reservations	2012	25
ITC Group (Thailand)	Hotel aggregator and tour operator	2012	3.2

*Note: * NA: Not Available since the deal amount is undisclosed.*

Source: Company annual reports, Media reports, CRISIL Research

Distribution network

As per the company's annual report for fiscal 2021, the company's distribution network includes its India-focused websites- www.makemytrip.com, www.goibibo.com, and www.redbus.in, as well as its MakeMyTrip, goibibo and redBus mobile applications for Android and iOS. The network also includes its UAE-focused website, www.makemytrip.ae , its call centres, its airport counters and its various travel stores in over 40 cities in India, as per its annual report. The company also has a network of approximately 11,000 registered agents across over 300 cities and towns in India, who further sell its online travel services to customers using the company's booking platforms. As on March 31, 2021, it offered its customers access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,500 domestic accommodation properties in India, over 700,000 hotels and properties outside India, Indian Railways and over 3,500 bus operators, including several major Indian, Peruvian, Colombian and South-East Asia-based bus operators. As on March 31, 2021, the company offered outstation cab services in more than 1,200 Indian cities, as well as airport pick-up and drop-off services from and to 12 airports across India. In fiscal 2018, the company also launched hotel booking centres for its goibibo brand in popular travel destinations in India to facilitate offline bookings in the budget hotel segment. Post the onset of the pandemic, to shift away from offline sales channels and as part of its ongoing effort to optimise fixed costs, it closed its company-owned travel stores and airport counters in India in fiscal 2021.

Key financials

Parameters	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21
Gross booking revenues (Rs billion)	76.0	100.5	120.4	158.0	296.2	378.2	432.0	121.4
Operating income (Rs billion)	15.4	18.3	22.0	30.0	43.6	33.8	36.3	12.2
Income growth (%)		18.8%	20.2%	36.8%	45.0%	-22.0%	7.4%	-66.4%
Operating profit margin (%)	-4.6%	-2.4%	-16.8%	-24.0%	-27.7%	-26.2%	-24.7%	-22.6%
Net profit margin (%)	-8.1%	-6.1%	-26.3%	-24.6%	-32.6%	-34.5%	-87.5%	-34.1%
RoE (%)	-17.1%	-14.7%	-204.5%	-48.6%	-53.2%	-58.2%	-208.7%	-36.1%
RoCE (%)	-11.4%	-9.5%	-42.4%	-39.6%	-66.5%	-46.4%	-197.5%	-22.1%
Gearing ratio (times)	0.0	0.0	4.8	0.0	0.0	0.0	0.0	1.1
Interest coverage ratio (times)	-1.9	-0.6	-6.7	-4.8	-56.7	-12.5	-19.8	-4.7

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards. Financials for fiscal 2017 include financials of Ibibo Group for two months ended 31st March 2017 following the completion of the acquisition of Ibibo Group on 31st January 2017.

Financials for fiscal 2018 include full-year financials of Ibibo Group for fiscal 2018.

1: Financials reported by company are in USD, and have been converted into Rs using average USD-INR exchange rate for fiscal 2020 and 2021

2: N.M.: Not meaningful since periods are not comparable, as income statement is available only for first and second quarters of fiscal 2020.

Source: Company's annual reports, CRISIL Research

Yatra Online, Inc.

Introduction

Yatra Online, Inc. was founded in December 2005. It commenced operations in India in August 2006 with the incorporation of Yatra Online Pvt Ltd, its Indian subsidiary.

Listing on NASDAQ through reverse merger

Yatra Online, Inc. was listed on the NASDAQ in December 2016 through a reverse merger with Terrapin 3 Acquisition Corp (TRTL), an American special purpose acquisition company (SPAC), which, in turn, was listed on the NASDAQ in July 2014. Yatra Online, Inc. issued 18.5 million ordinary shares at a share price of USD 10 per share, and raised USD 92.5 million at a valuation of USD 218 million.

Key operational and financial parameters at the time of listing

Parameters	FY15	FY16
Gross booking volumes	5.3	7.0
Air ticketing (million)[1]	4.2	5.7
Hotels and holiday packages (million)[2]	1.0	1.3
Gross booking revenues (Rs billion)	47.8	58.9
Air ticketing[1]	40.4	49.3
Hotels and holiday packages[2]	7.4	9.6
Operating income (Rs billion)	6.5	8.3
Operating profit margin (%)	-12.6%	-12.1%
Net profit margin (%)	-14.5%	-14.9%

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

1: Air ticketing for Yatra Online, Inc. is defined as air passengers travelled during the fiscal year.

2: Hotels and holiday packages for Yatra Online, Inc. is defined as hotel room nights booked on standalone basis and as a part of a holiday package.

Source: Company's annual reports, CRISIL Research

Key subsidiaries and associates

Name of the company	Holding/Subsidiary/Associate	Shares held
Yatra Online Pvt Ltd (Yatra India)	Subsidiary	98.63%*
Yatra TG Stays Pvt Ltd	Subsidiary	98.63%*
Yatra for Business Pvt Ltd	Subsidiary	98.63%*
Yatra Hotel Solutions Pvt Ltd	Subsidiary	98.63%*
Yatra Corporate Hotel Solutions Pvt Ltd	Subsidiary	98.63%*
TSI Yatra Pvt Ltd	Subsidiary	98.63%*
Middle East Travel Management Company Pvt Ltd	Subsidiary	100%
Travel Co.In Ltd (TCIL)	Subsidiary	98.63%*
Yatra USA Corp	Subsidiary	100%
Yatra USA, LLC	Subsidiary	100%
Asia Consolidated DMC Pte Ltd	Subsidiary	100%
Yatra Online Freight Services Pvt Ltd	Subsidiary	98.63%*
THCL Travel Holding Cyprus Limited	Subsidiary	100%

**: Rest of the shares held by minority stakeholders*

Source: Company Annual Report FY19, CRISIL Research

Key business segments

As per the company's annual report for fiscal 2021, leisure and business travelers use mobile applications, website, www.yatra.com, and other offerings and services to explore, research, compare and book a wide range of travel services. These services include air tickets, bus tickets, rail tickets, cab bookings and ancillary services within India. It also provides access through its platform to hotels, homestays and other accommodations, with ~94,000 hotels and homestays in 1,400 cities and towns across India and more than 2 million hotels globally.

All segments were affected by the pandemic. Notably, the contribution of air tickets jumped during fiscal 2021 to 69.8% of the total net revenue, from 35.5% in fiscal 2020. Hotels and holiday packages saw a dip, with a contribution of 13.5% in fiscal 2021 from 49.0% in fiscal 2020.

Operating revenue share break-up by segment

Net revenue (Rs million)	FY19	Contribution in FY19 (%)	FY20	Contribution in FY20 (%)	FY21	Contribution in FY21 (%)
Air tickets	3,449	36.0%	2,610	35.5%	893	69.8%
Hotels and holiday packages	4,914	51.2%	3,602	49.0%	173	13.5%
Others	1,232	12.8%	1,137	15.5%	214	16.7%
Total	9,595		7,348		1,280	

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.
Others include rail ticketing, bus ticketing, cab booking and activities like sightseeing, events, shows etc.
Source: Company annual reports, CRISIL Research

Key acquisitions

In January 2019, the company acquired the corporate travel business of PL Worldways Ltd (PLW), a Chennai-based corporate travel services provider, to strengthen its corporate travel business and its presence in the southern India region. In July 2017, Yatra acquired Air Travel Bureau Ltd (ATB), an independent corporate travel services provider, to widen its customer-base in the corporate travel business.

Other key company acquisitions

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD million)
TravelGuru (India)	Hotel aggregator	2012	NA*
Buzzintown (India)	Event and entertainment guide portal	2012	NA*
MagicRooms (India)	Online hotel aggregator and global distribution system (GDS) provider	2011	NA*
Travel Services International (India)	B2B ticket consolidator	2010	NA*

*Note: * NA: Not Available since the deal amount is undisclosed.*
Source: Company annual reports, Media reports, CRISIL Research

Distribution network

The company operates in the B2C segment through a distribution network comprising its website, www.yatra.com, its Yatra mobile application and other associated platforms. As per the company's annual report for fiscal 2021, the company also operates in the B2E (corporate travel) segment through a self-booking tool as well as site support with staff, with a portfolio of ~700 large corporate customers, as on March 31, 2021. The company operates in the B2B2C segment, which largely caters to offline travel bookings, through ~27,000 agents in more than 860 cities in India.

Key financials

Parameters	FY15	FY16	FY17	FY18	FY19	FY20	FY21
Gross booking revenues (Rs billion)	47.8	58.9	68.0	92.5	111.2	85.3	14.7
Operating income (Rs billion)	6.5	8.3	9.3	12.2	9.6	7.34	1.28
Income growth (%)		27.7%	12.2%	30.8%	-21.5%	-23.0%	-83.0%
Operating profit margin (%)	-12.6%	-12.1%	-17.2%	-21.7%	-16.3%	-2.6%	-45.3%
Net profit margin (%)	-14.5%	-14.9%	-63.5%	-33.1%	-13.5%	-11.4%	-93.4%
RoE (%)	NA[1]	N.Ap.[2]	-19.5%	N.Ap.[2]	N.Ap.[2]	N.Ap[2]	-2938.7%
RoCE (%)	NA[1]	N.Ap.[2]	-11.0%	N.Ap.[2]	N.Ap.[2]	-58.3%	-177.7%
Gearing ratio (times)	NA[1]	N.Ap.[2]	0.03	N.Ap.[2]	8.2	N.Ap[2]	0.5
Interest coverage ratio (times)	-7.9	-7.7	-36.5	-22.3	-1.5	0.5	-2.3

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

1: NA – Not Available since company has not reported its Balance Sheet for fiscal 2015.

2: N.Ap. – Not Applicable, since Tangible Networth of the company turned negative as negative net reserves exceeded paid-up equity share capital in fiscals 2016, 2018 and 2020

Source: Company's annual reports, CRISIL Research

6 Competitive assessment of corporate travel players in India

6.1 Competitive assessment – Business to Business (B2B)

CRISIL Research has compiled profiles of key players in corporate travel industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly-available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Key players in the domestic corporate travel market

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel	B2C travel	Employee count
Yatra Online, Inc	2005	Gurugram, Haryana	Corporate travel management	✓	1,006[3]
GBT India Pvt Ltd	2014	Delhi, India	Corporate travel management, meetings and events, global business consulting		1,234[3]
CWT India Pvt Ltd	1998	Mumbai, Maharashtra	Travel Management, meetings and events, travel consulting		982[3]
FCM Travel Solutions India Pvt Ltd	1997	Mumbai, Maharashtra	Corporate travel management, account management, meetings and events, consulting services	✓	1,659[1]
Thomas Cook India Ltd.	2008	Mumbai, Maharashtra	Corporate travel; meetings, incentives, conventions and exhibitions (MICE)	✓	5,898[2]

1: employee count at the end of FY20

2: on-roll employees at the end of FY21

3: As of FY21

Source: Companies' annual reports, CRISIL Research

Brief profiles of key players

CWT India Pvt Ltd: CWT is a Business-to-Business-for-Employees (B2B4E) travel management platform. Companies and governments rely on it to keep their people connected. It provides businesses with innovative technology and an efficient, safe and secure travel experience. Its services include business travel management, travel risk management, meetings and events and travel consulting services.

FCM Travel Solutions India Pvt Ltd: FCM Travel Solutions provides business travel management services through its platform. Inspired by the needs of its customers, FCM has developed proprietary technology to tackle the most common challenges facing business travel today. Delivering flexibility and agility through plug-and-play capability, it helps make booking and managing corporate travel easier. AI guides customers and offers them a seamless experience across all devices. FCM's solutions include travel management, account management, meetings & events, consulting services, visa and immigration services, foreign exchange services and VIP & executive travel services.

GBT India Pvt Ltd: American Express Global Business Travel (GBT) is one of the world's leading business partners for managed travel. Companies of all sizes, and in all places, rely on GBT to provide travel management services, organise meetings and events, and deliver business travel consulting. GBT is a joint venture that is not

wholly-owned by American Express Company or any of its subsidiaries (American Express). "American Express Global Business Travel," "American Express," and the American Express logo are trademarks of American Express and are used under limited licence.

Thomas Cook India Ltd: Thomas Cook (India) Limited is the one of the largest integrated travel and travel-related financial services companies in the country. The brand offers a broad spectrum of services, including leisure and corporate travel, foreign exchange, insurance and MICE operations.

Operational performance for FY20

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY20 (%)	Gross booking revenue CAGR for FY18-20 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY20 (%)	Net revenue CAGR for FY18-20 (%)
Yatra Online, Inc.	~42.7[7]	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.44[6]	13%	18%
CWT India Pvt Ltd	NA	NA	NA	2.26	9%	-2%
FCM Travel Solutions India Pvt Ltd	24.6[8]	34.9%	50%	2.03	0%	5%
Thomas Cook India Ltd	10.5[3]	-5.7%	14%	1.4[5]	-4%	0%

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

3: For Thomas Cook, gross revenues only available of MICE section, net revenue given only for Corporate Travel

5. Net revenue for corporate travel segment of Thomas Cook India Ltd. from annual report

6: Net revenues for fiscal 2021 for GBT were INR 1.82 billion. Fiscal 2021 figures not available for other B2B players in terms of revenue from corporate segment

7: Yatra stated that corporate travel made up 50% of their gross revenues pre-covid in their Q1 FY22 earnings call

8: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenues of Rs 80.3 billion in fiscal 2020. Out of this, gross revenue of Rs 55.7 billion came from foreign exchange services which have been adjusted for comparison.

NA: Not available in the annual report filings

Source: Companies' annual reports, CRISIL Research

Profitability for FY20 and FY21

Players	Operating profit[1] in FY20 (Rs million)	Operating profit in FY21 (Rs million)	Operating profit margin[2] in FY20 (%)	Operating profit margin in FY21 (%)	Net profit margin[3] in FY20 (%)	Net profit margin in FY21 (%)
Yatra Online, Inc.	-193.4	-579.4	-2.6%	-45.3%	-11.4%	-93.4%
GBT India Pvt Ltd	~260	NA	12.5%	NA	3.7%	-1.1%
CWT India Pvt. Ltd.	~340	N.Ap	14.9%	N.Ap	12.4%	N.Ap

Players	Operating profit[1] in FY20 (Rs million)	Operating profit in FY21 (Rs million)	Operating profit margin[2] in FY20 (%)	Operating profit margin in FY21 (%)	Net profit margin[3] in FY20 (%)	Net profit margin in FY21 (%)
FCM Travel Solutions India Pvt. Ltd.	~70	N.Ap	3.0%	N.Ap	-13.1%	N.Ap
Thomas Cook India Ltd.*	~2,230	-3,530	3.2%	-44.4%	-0.3%	-44.4%

Note: Financials have been reclassified as per CRISIL Standards.

**Figures for Thomas Cook India Ltd. are for the whole company, and not just corporate travel and are consolidated financials. other companies have presence majorly in the corporate segment or only corporate segment and they report stand alone financials, while Thomas Cook has large presence in the B2C or consumer space as well*

1: Operating profit is defined as operating revenues less costs excluding depreciation and amortization, interest expenses, and taxes. Operating profits have been recalculated as per CRISIL's standard format for ease of comparison

2: Operating profit margin is defined as operating profit as percentage of operating revenue

3: Net Profit Margin is defined as percentage of revenue left after all expenses have been deducted from operating revenue.

Source: Companies' annual reports, CRISIL Research

NA: Not available as per CRISIL Standards

N.Ap – Not applicable as latest data available is for 2020

Break-up of gross booking revenue across segments (Rs million)

Break-up of gross booking revenue across segments is only available for FCM Travel Solutions India Pvt Ltd among the players discussed above for the B2B segment. In fiscal 2020, the company had a total of Rs 80.3 billion in gross booking revenue. Of this, Rs 16.8 billion came from air ticketing, and Rs 5.3 billion from hotel bookings and tour packages. A majority of gross booking revenue came from selling foreign exchange with a gross revenue of Rs 55.7 billion. Others accounted for Rs 2.5 billion. Gross booking revenue for FCM Travel Solutions India Pvt Ltd grew by 35% in fiscal 2020.

For Thomas Cook, gross booking revenue from the MICE segment declined 5.7% on-year in fiscal 2020 to Rs 10.5 billion.

Revenue share break-up by geographical location of customers for fiscal 2020

Players	Domestic (%)	International (%)
Yatra Online, Inc.	NA*	NA*
GBT India Pvt Ltd	32.8%	67.2%
CWT India Pvt. Ltd.	82.3%	17.7%
FCM Travel Solutions India Pvt. Ltd.	NA*	NA*
Thomas Cook India Ltd.*	NA*	NA*

*Note: * NA: Not Available since revenue segmentation by geographical location of customers is not reported.*

For GBT India Pvt Ltd, geographical segment revenue is based on operating revenues. For GBT, for fiscal 2021, domestic revenues were 23.1% and international revenues were 76.9%.

Source: Company annual report, CRISIL Research

7 Overview of tourism industry

7.1 Trend in global travel and tourism industry

Tourism industry accounted for 10.4% of global GDP in 2019

While nations across the world announced lockdowns to contain the spread of the Covid-19 pandemic, the measures implemented worldwide have shattered the travel and tourism sector. While the overall world economy fell 3.7%, travel and tourism GDP declined by a significant 49.1% to USD 4,498 billion in 2020. As of 2019, domestic travel continued to generate the majority of global travel and tourism expenditure (accounting for 71.7% of the total global spending), with the remaining 28.3% from international visitors. In 2020, the share of domestic travel increased to 82%, while that of international spending reduced to 18% amid Covid-19-led restrictions on international travelling. The domestic visitor spending reduced 45%, while the international spending declined 69.4%, resulting in increased share of domestic spending.

Travel and tourism is a catalyst for economic recovery and growth and was responsible for 330 million jobs globally in 2019. Over the past five years (2014-2019), one in four of new jobs across sectors and industries worldwide, has been in travel and tourism. The continued rise in the number of middle-class households, sustained low unemployment rates, and visa relaxations in several countries globally enabled the sector's growth till 2019, surpassing the global economic growth for the ninth consecutive year. However, the share of travel and tourism in global GDP dropped from 10.4% in 2019 to 5.5% in 2020 due to travel restrictions amid the pandemic. Asia-Pacific, Caribbean, Europe, the Middle East and Africa were the most affected regions with a 50-58% decline in travel and tourism GDP, while Latin and North America were relatively less affected with a 41-42% decline.

Trend in global domestic and outbound tourism spending


7
6
5
4
3
2
1
0
1.17
3.34
1.29
3.43
1.35
3.58
1.39
3.73
1.45
3.91
1.5
4.06
1.69
4.3
0.5
2.3
CY 13
CY 14
CY 15
CY 16
CY 17
CY 18
CY 19
CY 20
Domestic Tourism Spending (in USD Trillion)
Outbound Tourism Spending (in USD Trillion)

Note: Total tourism spending (sum of domestic and outbound) in $ trillion has been shown at the top of each bar.
The values have been rounded off to the nearest decimal.
E: Estimated
Source: WTTC, CRISIL Research

India ranked seventh globally in total tourism spending in 2020, up from ninth in 2019

India ranked seventh worldwide in total tourism spend in calendar year 2020. As a percentage of GDP, tourism spending was 6.9% in calendar year 2019. Travel and tourism GDP fell 36.3% on-year in 2020, owing to the pandemic.

Top 10 countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2020 (%)


2,000
1,500
1,000
500
0
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
8.6%
5.3%
11.6%
4.5%
7.1%
4.7%
9.8%
5.5%
13.1%
7.0%
8.5%
4.7%
6.9%
4.7%
10.1%
4.2%
15.0%
8.5%
10.7%
6.0%
USA
China
Japan
Germany
Italy
France
India
UK
Mexico
Australia
Total Contribution to GDP (In $ Billion) 2019
Total Contribution to GDP (In $ Billion) 2020
Total Contribution to GDP (In %) 2020
Total Contribution to GDP (In %) 2019

Source: World Travel and Tourism Council (WTTC), CRISIL Research

India's tourism spends driven by domestic and leisure spending

Domestic tourism accounts for a dominant share in India's overall tourism spend, with its share constantly rising to reach 89% in 2020. Further, increasing number of Indians travelling abroad for leisure and business purposes, higher ranking of Indian passport, and rising awareness about foreign tourist destinations, increased the share of outbound tourism to 18% of India's total tourism spend, as of 2019. However, outbound spending considerably declined to USD 12 billion (11% share) in 2020 amid Covid-19 related travel restrictions.

In 2019, leisure spending continued to dominate with a 94% share vs. 6% for business spending. However, business spending declined by a significant 61% in 2020 because of office closures and work-from-home environment. Leisure spending too declined 49.4% in the same year due to Covid-19 disruptions.

Trend in India's tourism spending (business vs leisure and domestic vs outbound)


3%
6%
CY19
CY20
94%
97%
Leisure Spending
Business Spending


11%
18%
CY19
CY20
82%
89%
Domestic T&T Spending
Outbound T&T Spending

The values have been rounded off to the nearest decimal. The data is as per the latest data available on WTTC extracted as on 13.10.2021

Source: WTTC, CRISIL Research

With easing travel restrictions and workforce returning to offices, CRISIL Research expects the share of business spending to improve gradually over the coming months. However, leisure spending is expected to continue holding a major share, as domestic travel activities improved with easing travel restrictions and an increasing pace of vaccinations.

7.2 Overview of domestic travellers in India

Domestic travelling to grow over the next five years

Domestic tourist visits (DTV) to all states/union territories (UT) in India rose to ~2,322 million in 2019 from ~220 million in 2000, registering a 13.2% CAGR. According to the Ministry of Tourism (MoT) statistics, DTV in India declined 78% on-year to touch 610 million in 2020. Tamil Nadu, Uttar Pradesh, Telangana, Karnataka and Andhra Pradesh accounted for ~68% of total DTV in 2020.

Till 2019, DTV has seen strong growth, largely led by rising disposable income, increased air connectivity and rail travel, affordability of air travel thanks to low-cost carriers, state-level policy initiatives for tourism, and increasing room inventory across budget, mid-segment and premium hotels in the country. Other softer factors such as increase in business travel, concept of weekend getaways and shorter stays gaining popularity, ease in bookings on growing proliferation of online agents and aggregators, and rising inclination of young travellers to explore untapped tourist destinations also played a key role in strong DTV growth. Consequently, CRISIL Research expects DTV to grow at a CAGR of 3-4% and touch 2,800-2,900 million by 2025.

DTV to all states/UTs in India (million)


3,000
2,500
2,000
1,500
1,000
500
0
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
CAGR: 12 %
CAGR: 3-4%
9%
12%
12%
13%
3%
12%
25%
-74%
1,045
1,143
1,283
1,432
1,615
1,658
1,854
2,322
610
2,800-2,900
CY12
CY13
CY14
CY15
CY16
CY17
CY18
CY19
CY20E
CY25P
Domestic Tourist Visits (million)
y-o-y growth (%)

Note: E: Estimated P: Projected
Source: Ministry of Tourism, CRISIL Research

7.3 Overview of foreign travellers in India

Foreign tourist arrivals to exhibit growth in next five years

Foreign tourist arrivals (FTA) in India rose to 10.9 million in 2019 from 2.6 million in 2000, a 7.7% CAGR. FTA registered mild growth rates of 5.2% and 3.5% in 2018 and 2019, respectively, before falling 75% to 2.7 million in 2020.

Visits by foreign nationals in India are mainly driven by leisure travel because of India's rich cultural heritage and geographical diversity. The leisure, travel and recreation category accounted for ~58% of FTA in India in 2020, with countries such as the US, the UK, Bangladesh and Canada accounting for nearly half of the share. Under Budget 2021-22, the government of India allotted Rs 6.3 billion for the development of tourist circuits under Swadesh Darshan scheme, a 5% increase from revised budget estimate of Rs 6 billion in 2020-21.

The business and professional category comprised ~12% share of FTA in India in 2020, down from 15% in 2019.

Medical tourism is another key driver of visits by foreign nationals in India, especially from developing nations. The share of medical tourism in FTA in India increased to ~6.7% in 2020 from 6.4% in 2019 and 2.20% in 2011. The South Asia region (consisting of Afghanistan, Bangladesh, Bhutan, Iran, Maldives, Nepal, Pakistan and Sri Lanka) accounted for over half of all medical FTA in India. The presence of relatively advanced medical facilities and specialised doctors at competitive rates versus developed countries have prompted medical tourism growth in recent years.

As a result, FTA is expected to record 2-3% CAGR over 2019-2025 and touch an estimated 12-12.5 million by 2025, driven by India's cultural attractions for foreign nationals and a lower base of 2020 positively impacting tourism, hospitality and connectivity, and medical tourism.

FTA in India (million)


14
12
10
8
6
4
2
0
6%
10%
5%
10%
14%
5%
4%
CAGR: 2-3%
CAGR: 7.8%
7
8
8
9
10
11
11
3
12
-75%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
CY13
CY14
CY15
CY16
CY17
CY18
CY19
CY20
CY25P
FTA arrivals (in mn)
% growth y-o-y

Note: P: Projected

Source: Ministry of Tourism, CRISIL Research

7.4 Major countries contributing to Indian tourism

Bangladesh ranked as the top source for FTA in 2020

Until 2013, the US and UK led FTA in India. However, Bangladesh's contribution to FTA in India has risen considerably since 2014, clocking a significant 22-23% CAGR in 2014-2019. Bangladesh ranked as the top country, contributing to FTA in India for 2020. Industry sources indicate that this recent surge in tourism from Bangladesh has been driven primarily by medical tourism. Triple entry is permitted for e-medical visa and for e-medical attendant visa and extension may be granted up to six months on a case-to-case basis.

As of September 2021, e-visa facility has been extended to the nationals of 156 countries under five sub-categories - 'e-tourist visa', 'e-business visa', 'e-medical visa', 'e-medical attendant visa' and 'e-conference visa'. All these have also been instrumental in boosting FTA in India. The number of FTA from top-10 source countries has recorded a 9.6% CAGR over 2014-19 versus 7.3% CAGR for total FTA in India over the same period.

Top 10 source countries of FTA in India in 2020

	2020		2019	
Countries	**FTAs**	**% Share**	**FTAs**	**% Share**
Bangladesh	5,49,273	20%	25,77,727	24%
US	3,94,092	14%	15,12,032	14%
UK	2,91,874	11%	10,00,292	9%
Canada	1,22,868	4%	3,51,859	3%
Russian Federation	1,02,166	4%	2,51,319	2%
Australia	86,758	3%	3,67,241	3%
France	74,243	3%	2,47,238	2%

Countries	2020		2019	
	FTAs	% Share	FTAs	% Share
Germany	72,558	3%	2,64,973	2%
Malaysia	69,897	3%	3,34,579	3%
Sri Lanka	68,646	3%	3,30,861	3%
Total top-10 countries	18,32,375	67%	72,38,121	66%
Others	9,12,391	33%	36,92,234	34%
Grand total	27,44,766	100%	1,09,30,355	100%

Source: Ministry of Tourism, CRISIL Research

7.5 Trend in Indian nationals' departures from India

Indian nationals' departures from India grew 8% annually between CY 2010-2019

The number of Indian nationals' departures (IND) from India grew to 26.9 million in 2019 from 4.6 million in 2001. The strong growth in IND over the years has been driven by rising disposable incomes, rapidly growing middle class, and improving connectivity to various foreign countries. Better internet access has enhanced exposure to global tourist destinations, resulting in higher aspirations of foreign travel, especially in young travellers. Increasing preference for destination weddings in foreign locations and international travel for honeymoons is another key driver of IND, especially in recent years. However, IND from India declined 73% to 7.3 million in 2020 amid Covid-19.

Major destinations for IND include the US and European countries such as the UK for leisure travel. West Asia has also been a major destination for IND as Indians travel to countries such as Saudi Arabia, United Arab Emirates, Qatar, Kuwait, and Oman for employment opportunities. Asian countries such as Thailand, Singapore and Malaysia have also emerged as preferred destinations for leisure travel, reflected in strong IND growth to these countries.

Additionally, the Indian passport is gaining strength with higher number of countries allowing visa-free and visa-on-arrival access to Indian passport holders, which is expected to aid outbound leisure travel. The 2021 Passport Index (jointly published by the United Nations Development Programme (UNDP) Human Development Index and financial advisory firm Arton Capital), which ranks 199 countries based on their visa-free scores, placed India at the 69th position in 2021 versus 77th in 2015.

Going forward, IND is expected to record a 2-3% CAGR over 2019-2025, driven by rising disposable incomes, higher number of millennial travellers opting for foreign trips, and increasing awareness on a plethora of foreign tourist destinations through growing usage of social media.

IND from India


35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
7%
11%
10%
11%
7%
9%
10%
2%
-73%
14.92
16.63
18.33
20.38
21.87
23.94
26.30
26.92
7.29
31-32
CAGR: 2-3%
CAGR: 9%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2025 P
Indian Nationals' Departures (INDs) from India (million)
Y-o-Y % Growth

Note: P: Projected

Source: Ministry of Tourism, CRISIL Research

7.6 Overview of the domestic and international passenger volumes in India

Domestic passenger traffic to grow at a 6-7% CAGR over fiscals 2020-2026

CRISIL Research expects domestic air passenger traffic for fiscal 2022 to record a 45-50% rise over fiscal 2021 lows to 75-85 million, setting it back by 5-6 years to fiscal 2015-16 levels. The growth is on a low base of fiscal 2021, as the rising pace of vaccinations is improving sentiments. Fiscal 2022 could have been better for the industry, but the second wave was strong enough to disturb the recovery. However, passenger traffic has started recovering and is likely to improve on-month, with rising vaccination and easing norms for inter-state travel. With a drop in cases and rising vaccination, leisure and business travel is seen recovering.

Domestic passenger traffic in fiscal 2021 was recorded at 53.7 million, similar to fiscal 2011 levels, sending air passenger traffic back by a decade, recording a 62% decline over fiscal 2020. The decline in passenger traffic is attributable to -

i) Two months of the seasonally strong first quarter were lost to the suspension of air services
ii) Apprehension of flying by passengers upon the resumption of air services in May 2020
iii) Job losses and reduction in salaries hampering spending power of Indians
iv) Capacity caps imposed by the government impacting the number of flights
v) Suspension of leisure travel by pax and loss of business travel due to the impact of pandemic, boosting digitalisation and work from home environment.

Domestic passenger traffic is estimated at around 200-220 million in fiscal 2026, with the recovery in traffic from fiscal 2020. Further, passenger traffic growth in India is likely to be led by i) lower air penetration compared with other developing nations, ii) pent-up demand due to no/minimal travel in fiscals 2021 and 2022, iii) increasing per capita income post economic revival from the pandemic, and iv) the Ude Desh ka Aam Naagrik (UDAN) scheme connecting unserved and underserved airports.

S1 – Base case – Third wave is contained and no lockdowns imposed. S2 – Pessimistic case – String third wave with cases at 50% of second wave peak leading to imposition of lockdowns

Domestic passenger traffic in India (million)



250
200
150
100
50
0
60%
40%
20%
0%
-20%
-40%
-60%
-80%
39
45
54
61
58
60
70
85
104
123
140
142
54
80
65
16%
19%
13%
-5%
16%
5%
22%
22%
19%
14%
1%
45-50%
18-22%
CAGR: 6-7%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22P S1
FY22P S2
FY26P
Domestic passenger traffic (million)
y-o-y growth (%)

Note: P: Projected

Source: Directorate General of Civil Aviation (DGCA), CRISIL Research

S1 – Base case – Third wave is contained, and no lockdowns imposed. S2 – Pessimistic case – String third wave with cases at 50% of second wave peak leading to imposition of lockdowns.

International passenger traffic estimated to grow 2.5-3.5% between fiscals 2020-2026

CRISIL Research expects international passenger traffic to record 70-80% optical growth on a low base to 15-20 million in fiscal 2022 in the base case, owing to the following:

i) Suspension of scheduled International air services till at least November 30, 2021

ii) Suspension of visas announced by various countries

iv) Curbs on Indian travellers by countries with whom India had operationalised air bubble flights

v) Job losses and pay cuts to impact spending power impacting International trips.

vi) Minimal FTAs due to apprehension of flying, visa restrictions and Covid-19 cases in India.

In fiscal 2021, international passenger traffic was 10.1 million, declining 85% over fiscal 2020, as leisure and business travel was suspended/deferred, countries closed borders, scheduled international services were suspended and travel limited to migratory and essential.

International passenger traffic would take a couple of years to recover to pre-Covid-19 levels, with an estimated traffic of 80-85 million passengers by fiscal 2026. The further increase from fiscal 2020 levels will be brought about by increasing International operations by Indian low-cost carriers (LCCs) and under-penetration of international trips per capita for India compared with other developing countries, and increasing FTA due to tourism, VFR and business opportunities in India.

International passenger traffic in India (million)


90
75
60
45
30
15
0
120%
80%
40%
0%
-40%
-80%
-120%
32
34
38
41
43
47
51
55
59
65
69
67
10
15-20
2-1
75-85
11.8%
6.3%
8.3%
9.0%
7.6%
-2.9%
-84.9%
73.3%
CAGR: 2.5-3.5%
38.6%
FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 S1 FY22P S2
FY26P
International passenger traffic (million)
y-o-y growth (%)

Note: E: Estimated P: Projected

Source: Airports Authority of India (AAI), CRISIL Research

S1 – Base case – Third wave is contained and no lockdowns imposed. S2 – Pessimistic case – String third wave with cases at 50% of second wave peak leading to imposition of lockdowns.

7.7 Overview of annual domestic passenger volumes at top-30 airports in India

Annual domestic passenger volumes at top-30 airports grew at an 11.5% CAGR between fiscals 2010-2020

In India, annual domestic passenger volumes at the top-30 airports* tripled at an 11.5% CAGR, from ~84 million in fiscal 2010 to ~251 million in fiscal 2020. The annual domestic passenger volumes are largely dominated by metro airports, such as Delhi, Mumbai, Bengaluru, Kolkata, Chennai and Hyderabad. Other prominent non-metro airports include Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur and Lucknow.

Annual domestic passenger traffic at the top-30 airports dropped to ~95 million in fiscal 2021, mainly on account of a drop in leisure and business travel originating from Tier-1/2 cities due to the pandemic-led travel restrictions.

Note: *Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore and Jammu.

With airport infrastructure development in smaller Tier-2 and -3 cities, many domestic carriers have started direct flights to these cities. This is expected to reduce the prominence of metro airports as hubs, and shrink their share in domestic passenger traffic. Also, due to the congestion at metro airports, new route additions are picking up steam in the non-metro space.

Further, implementation of the Regional Connectivity Scheme (RCS) has provided a fillip to growth at non-metro airports, due to the extension of air connectivity to smaller cities which were earlier inaccessible by air, thus boosting passenger volumes. On October 21, 2016, the Ministry of Civil Aviation (MoCA) launched the RCS called UDAN, aiming to improve regional connectivity through a price-capped system by providing support through infrastructure and incentives for a period of 10 years. Apart from cost incentives, the scheme also provides viability gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and to states with value-added tax (VAT) on aviation turbine fuel (ATF) less than 1%, and willing to contribute 20% to VGF.

CRISIL Research expects airfares to rise 6-10% on-year in the current fiscal in the base case. Due to the extension of fare caps expected in the pessimistic case, airfares are seen rising 10-15% on year. The rise in fiscal 2022 is on a 8-12% rise in airfares in fiscal 2021.

Annual domestic passenger traffic at top-30 airports in India (million)


300
250
200
150
100
50
0
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
73
84
100
114
109
114
131
159
193
228
255
250.9
95
15.5%
18.3%
14.5%
-4.9%
5.1%
14.6%
21.5%
21.4%
17.8%
1.9%
-1.6%
-62.2%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
Domestic passenger traffic (million)
y-o-y growth (%)

Note: Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore, and Jammu.

Source: Airports Authority of India (AAI), CRISIL Research

7.8 Overview of annual international passenger volumes at top-10 airports in India

Annual international passenger volumes at top-10 airports in India grew at a 7.9% CAGR between fiscals 2009-2019

Annual international passenger volumes (defined as inbound and outbound passenger traffic on international routes) at the top-10 airports* (*Delhi, Mumbai, Chennai, Cochin, Bengaluru, Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad*) in India nearly doubled at a 7.9% CAGR, from ~29 million in fiscal 2009 to ~63 million in fiscal 2019. These volumes are largely dominated by metro airports, comprising Delhi, Mumbai, Bengaluru, Kolkata, Chennai,

and Hyderabad. Other prominent non-metro airports contributing significant international passenger volumes include Cochin, Calicut, Trivandrum and Ahmedabad.

In fiscal 2021, annual international passenger traffic at the top-10 airports in India was reported at ~8.5 million, which fell 86% on-year.

Annual international passenger traffic at top-10 airports in India (million)


70
60
50
40
30
20
10
0
20%
0%
-20%
-40%
-60%
-80%
-100%
29
32
35
38
40
43
47
50
54
59
7.4%
10.7%
8.0%
5.3%
7.5%
9.0%
6.6%
7.8%
9.9%
6.3%
-5.3%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
International passenger traffic (million)
y-o-y growth (%)

Note: Top-10 airports are Delhi, Mumbai, Chennai, Cochin, Bengaluru, Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad.

Source: Airports Authority of India (AAI), CRISIL Research

Foreign travellers are increasingly looking at niche tourist destinations beyond Tier-1 cities in India, driven by religious events, such as Kumbh Mela in Prayagraj (erstwhile Allahabad in Uttar Pradesh), and wellness travel in Kerala, Goa, and Uttarakhand. In the last few years, there has been an uptick in the number of Indian travellers from Tier-2/3 cities undertaking foreign trips for business, with smaller business hubs coming up in non-metro cities, and for leisure, driven by rising incomes and higher aspirations. With the development of airport infrastructure in Tier-2 and 3 cities, many domestic and international carriers have started direct flights on international routes to/from Tier-2/3 cities. For instance, Air India and IndiGo started international flights connecting Chandigarh with Sharjah and Dubai, respectively, in September 2016.

7.9 Overview of airline-wise market share on domestic routes

New entrants to raise market share in the Covid-19 impacted fiscal 2022

Competition in the Indian aviation space is heating up, with incumbents such as Air India, IndiGo, SpiceJet, and GoAir challenged by new entrants such as Vistara, AirAsia India, TruJet and Star Air. The new entrants have been expanding their footprints in the trunk and new routes through direct flights, with their share of revenue passenger kilometre in the domestic market rising to ~15% in fiscal 2021 from 10% in fiscal 2019.

Post the resumption of domestic services in May 2020, the newer entrants have been swifter and nimbler in deploying capacity and attracting passengers, leading to their rising market share despite the pandemic environment. The ensuing period has also seen the entrance of regional operators, such as FlyBig and Air Taxi, in the domestic space.

Two TATA group entities, AirAsia India and Vistara dominate the landscape for new players in the Indian market with the others accounting for around 5% as these are regional players.

In October 2021, TATA Group also emerged as the successful bidder of the national carrier Air India after submitting the winning bid of INR 1800 billion. As a result, TATA group will own 100% stake in AIR India post completion of the acquisition.

The UDAN scheme may need additional benefits to be offered by the Ministry of Civil Aviation to make it viable in the post-Covid-19 scenario as the financial position of airlines is expected to be stretched due to the pandemic-enforced lockdown and suspension of air services. There will be a huge shortfall in the collections from UDAN cess charged on departing flights due to a sharp drop in the number of departures in the current fiscal, thereby limiting the ability for the VGF paid out under UDAN. In a fiscal where its finances are already stretched due to lower tax revenue and higher allocation towards healthcare and social spends, the government may need to allocate funds to keep the UDAN scheme going.

A new airline, Star Air, had commenced domestic operations in January 2019 under the UDAN scheme. Star Air, which currently operates three Embraer aircraft with 50-seat capacity, is promoted by the Sanjay Ghodawat group. The group is well-diversified, with a presence across the agro, floriculture, food processing, energy, mining, realty, consumer products, textiles, and education industries. The company also charters helicopters on lease for dignitaries, political leaders and business icons. Regional airlines FlyBig and Air Taxi have commenced services in January 2021. FlyBig would operate ATR aircraft and is run by Sanjay Mandaviya (a former pilot turned entrepreneur), while Air Taxi would use Tecnam aircraft (which is run by two former pilots).

Overall airline market share on domestic routes in India (%)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21 E
Indigo
Air India
Jet Airways
SpiceJet
GoAir
Air Asia
Vistara
Others

Note: Others include airlines such as JetLite, TruJet, Air Carnival, Zoom Air, etc.
Source: Directorate General of Civil Aviation (DGCA)

7.10 Overview of market share of LCCs on domestic routes

Competitive pricing helps LCCs gain ~82% volume share

Low-cost carriers (LCCs) are airlines that offer basic service of carriage at cheaper prices. Full service carriers (FSCs), on the other hand, charge more and offer on-board services, such as food, in-flight entertainment and other amenities. LCCs in India include IndiGo, SpiceJet, GoAir, Air Asia, and TruJet.

Over fiscals 2009-2021, combined share of LCCs in domestic passenger volumes has more than doubled from ~29% to ~82%. The surge has been primarily driven by IndiGo, which nearly tripled its share in domestic passenger volume on the back of strong fleet expansion and rapidly increasing popularity over the period.

GoAir's share dropped marginally to 8% in 2021 from 11% in 2020 and SpiceJet's from 16% to 14%. Air Asia India, a joint venture (JV) between Tata Sons Ltd and Air Asia Berhad, commenced operations in fiscal 2015 and managed to garner ~7% share as of fiscal 2021.

In the international segment, current fiscal is an outlier as bulk of the International services have been operated by Air India under the Vande Bharat mission which has pushed up FSCs' share. Going forward, we expect LCCs' share to continue to rise as they operate short-haul international services more frequently. Indian LCCs have been expanding their international operations on short-haul destinations with increasing range, possible due to induction of new-generation aircraft that possess higher range than their older counterparts.

LCC proliferation has also reduced the cost of flying. In the price-sensitive Indian market, this is leading to higher traction. Their share expanded sharply due to collapse of Jet Airways in fiscal 2020, leaving Air India as the sole FSC (Vistara is still in the infancy of its international operations).

Market share of LCCs in domestic routes in India (%)


37.7 43.9 52.7 59.1 56.5 59.0 66.4 81.0 98.6 117.0 134.9 136.7 52.9
100%
80%
60%
40%
20%
0%
FY09: 13% 13% 3% 71%
FY10: 17% 15% 5% 62%
FY11: 20% 16% 6% 58%
FY12: 23% 17% 6% 54%
FY13: 30% 20% 7% 42%
FY14: 33% 19% 9% 39%
FY15: 38% 15% 9% 37%
FY16: 40% 12% 8% 2% 38%
FY17: 43% 12% 8% 3% 35%
FY18: 41% 12% 9% 4% 34%
FY19: 43% 12% 9% 5% 30%
FY20: 48% 16% 11% 7% 18%
FY21: 53% 14% 8% 7% 18%
Indigo
SpiceJet
GoAir
Air Asia
Others

Note: Others comprise smaller LCCs such as TruJet and FSCs such as Air India, Jet Airways, etc. Revenue passenger kilometres (RPKM), which is calculated by multiplying number of fare-paying passengers and distance flown in kilometres, is a gauge of airlines' market share and is measured in billion kilometre. RPKM is shown at the top of each bar.

Source: DGCA

7.11 Fleet forecast for Indian carriers

Fleet additions likely to continue for some players; overall fleet count to drop

The pandemic is bound to affect the net fleet addition of Indian carriers, which had ~900 aircraft on order as on March 31, 2020, because traffic is unlikely to rebound to even fiscal 2020 level in the medium term. Fleet on hand is likely to fall in fiscal 2022 as a major Indian carrier has already guided for a drop in its fleet this fiscal. In addition, non-payment of lease rentals has resulted in repossession of some aircraft of another airline and Air India would see retirement of its older aircraft which are nearing or past their usable years. The drop in fleet comes after healthy net addition of 45-50 aircraft per year over the past 3 years. While lessors had granted lease rental extensions/ holidays to Indian airlines in fiscal 2021, it is unlikely to be extended in the current fiscal as the western aviation market has started recovering and lessors could place their assets in those markets, which was not the case in the previous fiscal.

In the milieu, fleet additions are likely to be limited to fleet replacements, with newer generation aircraft replacing older generation leased aircraft. The airlines will lack the balance sheet heft to add new fleet and the market conditions do not require addition of new aircraft as capacity is unlikely to return to fiscal 2020 levels in the near term.

Hence, while fiscal 2019 is estimated to have seen an ~18% rise in capacity, domestic airlines' fleet size remained flattish in fiscal 2020 due to grounding of Jet Airways' entire aircraft, which stood at ~124 as of December 2018. SpiceJet inducted 22 Boeing 737 aircraft from Jet Airways' fleet in May 2019 and had plans to add eight more of them. Over fiscals 2020-2024, we expect capacity growth to be slower as airlines rationalise capacity. Over the next five years, we expect IndiGo to have the highest net fleet addition, followed by SpiceJet and GoAir.

Fleet size of Indian carriers


800
700
600
500
400
300
200
100
0
411
355
377
377
407
432
487
561
685
700
709
2010-11
2011-12
2012-13
2013-14
2014-15
2015-16
2016-17
2017-18
2018-19
2019-20
2020-21E

Source: DGCA, CRISIL Research

7.12 Impact of Covid-19 pandemic on tourism industry

Indeed, the pandemic has dealt a huge blow to the travel and tourism sector. Many countries suspended flights or halted international travel in the wake of the pandemic all of a sudden. Even domestically, national and sub-national jurisdictions instituted shelter in place orders. Many businesses were forced to close temporarily, often unfortunately resulting in permanent closures. Businesses that remained open only saw limited activity. All these transpired such that at the peak of the crisis, travel and tourism jobs were lost daily during the period. As around 90% of the global population stayed home due to travel restrictions and fearing infection, the sector came to a near-total standstill. Communities, large and small, depending on tourism were reeling under financial difficulties due to low revenue, and millions have been furloughed or laid off within a span of a few months. As per the WTTC, the travel and tourism sector lost almost $4.5 trillion and its contribution to global GDP declined 49.1% from 2019 level.

CRISIL Research expects domestic travel and tourism industry to recover in the near term from 2020 levels on the back of a drop in afflictions and wider coverage of vaccination.

8 Overview of the hospitality industry

8.1 Classification of hotels

Classification and hotel concepts

Hotels in India can be broadly classified based on:

- Star rating
- Location
- Level of service
- Theme

Hotels can be classified into luxury/ premium, mid-market and budget category hotels

The Ministry of Tourism (MoT) classifies hotels in India based on star ratings as heritage hotels, five-star deluxe, five-star, four-star, three-star, two-star, and one-star. Are per CRISIL Research's categorisation, luxury/ premium hotels are those with a rating of five stars, five-star deluxe, and heritage hotels; mid-market hotels are those with three- and four-star ratings; and budget hotels are those with two and one star. Non-starred hotels include those awaiting classification by the MoT (hotels approved by the ministry, but not classified under any star category yet) and those that have not applied for any classification (they have received a licence from the requisite authorities, but chose not to be classified under any star category).

Classification of hotels based on star ratings


Indian hotel industry
Starred hotels
Awaiting classification
Licensed hotels
Heritage hotels (Luxury)
Star hotels
Heritage
Heritage classic
Heritage grand hotels
5 star deluxe (Luxury)
5 star (Luxury)
4 star (Mid-market)
3 star (Mid-market)
2 star (Budget)
1 star (Budget)

Source: CRISIL Research

Brands such as the Taj Group, ITC, Bharat Hotels, Marriott, Leela Group, Carlson Rezidor, and Accor operate across categories, eyeing a larger pie of the Indian hospitality industry.

Leading hotel chains in India

Company name	Brands across luxury/premium segment	Brands across mid-market segment	Brands across budget category
Indian Hotels Company Ltd	Taj, Vivanta by Taj	Gateway by Taj	Ginger Hotels
ITC Ltd	ITC hotels, WelcomHotel, WelcomHeritage	Fortune Hotels	NA
East India Hotels (EIH) Ltd	Trident, The Oberoi	NA	NA
Hotel Leela Venture Ltd (HLVL)	The Leela and The Leela Palace	NA	NA
Bharat Hotels	The Lalit, Vibe By The LaLiT Traveller	The Lalit Traveller	NA
Royal Orchid Hotels	Royal Orchid	Royal Orchid Central, Regenta	NA
Concept Hospitality Pvt Ltd	The Fern	The Fern Residency	Beacon Hotels & Resorts
Marriott International*	Marriott Hotels and Resorts, JW Marriott Hotels and Resorts, Renaissance, Ritz-Carlton, Westin, Sheraton, W hotels, St Regis, Le Meridien	Courtyard by Marriott, Fairfield by Marriott, Four Points by Sheraton, Aloft	NA
Carlson Rezidor	Park Plaza, Radisson Blu, Radisson hotel, Radisson Red	Country Inn & Suites, Park Inn	NA
Accor	Sofitel, Fairmont, Swissotel, Pullman, Grand Mercure	Mercure, Novotel	Ibis
Lemon Tree Hotels	NA	Lemon Tree, Lemon Tree Premier	Red Fox
Park Hotels	The Park	Zone by The Park	NA

*Note: *Marriott International includes Starwood Hotels; NA: Not applicable, since the company does not have properties in the segment*

Source: CRISIL Research

- Indian Hotels Company Ltd (IHCL) and its subsidiaries are collectively known as Taj Hotels, Resorts and Palaces. Incorporated by Jamsetji Tata, the company opened its first property, The Taj Mahal Palace Hotel, Mumbai, in 1903. It is one of the country's largest domestic hotel companies in terms of revenue and room inventory.
- Concept Hospitality Pvt Ltd (CHPL) was started in July 1996 in Mumbai by a team of hotel consultants. CHPL sets up and operates restaurants, hotels, clubs and resorts for different owners. It provides various hotel management and operations services such as pre-opening services, post-operative services, hospitality consultancy, marketing, and ecotel services. In the premium segment, it operates hotels under the brand The Fern, in the mid-market under The Fern Residency, and in the budget segment under Beacon Hotels & Resorts. It also operates independently branded hotels The Wall Street and Rodas in the mid-market segment. It has ~3,739 rooms across ~66 hotels under its own brands and five independently branded hotels.
- Marriott International Inc, established in 1992, is an American hospitality company. In September 2016, Marriott acquired Starwood Hotels & Resorts Worldwide for $13 billion. It has been gaining growth momentum through aggressive addition of inventory through management contracts and franchisee models.

- In 2012, Carlson Hotels and Rezidor Hotel Group combined to form the Carlson Rezidor Hotel Group, a global hospitality and travel company. In March 2018, Carlson Rezidor Hotel Group rebranded itself as the Radisson Hotels Group.
- Accor is a France-based hotel company, present in 109 countries with over 4,500 hotels and more than 660,000 rooms. In India, the company operates under the brands Sofitel, Fairmont, Pullman, Grand Mercure, Mercure, Novotel, and Ibis. Its portfolio encompasses all categories from budget to luxury and includes around 30 brands.
- Lemon Tree Hotels Pvt Ltd is a hotel chain that owns and operates mid-segment and budget category hotels under the brand names Lemon Tree, Lemon Tree Premier, and Redfox by Lemon Tree. Lemon Tree Hotels opened its first hotel in Gurugram (erstwhile Gurgaon) in May 2004. In 2009, the company launched its budget hotel under the brand Red Fox in Delhi.
- The Park Hotels is a collection of luxury boutique hotels in India by the Apeejay Surrendra Group. The first hotel under the brand was set up in Kolkata in 1967. The company has also forayed into the mid-market segment through the brand Zone by The Park.

8.2 Growth drivers for the Indian hospitality industry

The Indian hospitality industry is driven by demand from foreign and domestic travellers who visit the country for leisure and business purposes. Both foreign and domestic travel demand are further driven by various factors. Some of the major growth drivers for the Indian hospitality industry are:


Strong GDP growth
Increasing domestic travel
Growing foreign tourist arrivals
Emergence of corporate hubs in India
Development of Smart Cities
Government policies promoting tourism
Growth in online hotel bookings
Evolution of traveler behaviour

Source: CRISIL Research

Development of Smart Cities to boost business travel

In June 2015, the Ministry of Urban Development (MoUD) laid down operational guidelines for the formulation, approval and execution of projects under the Smart Cities Mission. The mission is aimed at driving economic growth and improving the quality of life by enabling local area development and harnessing technology. The two major components of the project are area-based development and pan-city improvements. It is proposed to be funded by the central and state governments, urban local bodies, user charges and taxes, public-private partnerships (PPPs), land-based financing instruments, and municipal bonds. Assistance is also expected from the World Bank ($500 million), Asian Development Bank ($1 billion), and the National Investment and Infrastructure Fund (initial corpus of Rs 200 billion).

The cities for the project were selected over various stages from January 2016 to January 2018. The following cities submitted winning approvals across stages:

Round	Month of selection	No of cities	Cities
Round 1	Jan 2016	20	Bhubaneshwar, Pune, Jaipur, Surat, Kochi, Ahmedabad, Jabalpur, Vishakhapatnam, Solapur, Davanagere, Indore, NDMC, Coimbatore Kakinada, Belagavi, Udaipur, Guwahati, Chennai, Ludhiana, Bhopal
Fast track	May 2016	13	Lucknow, Warangal, Dharamshala, Chandigarh, Raipur, Newtown Kolkata, Bhagalpur, Panaji, Port Blair, Imphal, Ranchi, Agartala, Faridabad
Round 2	Sept 2016	27	Amritsar, Kalyan-Dombivali, Ujjain, Tirupati, Nagpur, Mangaluru, Vellore, Thane, Gwalior, Agra, Nashik, Rourkela, Kanpur, Madurai, Tumakuru, Kota, Thanjavur, Namchi, Jalandhar, Shivamogga, Salem, Ajmer, Varanasi, Kohima, Hubballi-Dharwad, Aurangabad, Vadodara
Round 3	June 2017	30	Thiruvananthapuram, Naya Raipur, Rajkot, Amaravati, Patna, Karimnagar, Muzaffarpur, Puducherry, Gandhinagar, Srinagar, Sagar, Karnal, Satna, Bengaluru, Shimla, Dehradun, Tiruppur, Pimpri Chinchwad, Bilaspur, Pasighat, Jammu, Dahod, Tirunelveli, Thoothukudi, Tiruchirapalli, Jhansi, Aizawl, Allahabad, Aligarh, Gangtok
Round 4	Jan 2018	9	Silvassa, Erode, Diu, Biharsharif, Bareilly, Itanagar, Moradabad, Saharanpur, Kavaratti

Source: Ministry of Housing and Urban Affairs

The timeline for the completion of smart city projects according to the rounds in which they were selected is given below:

- Round 1 cities – fiscals 2020 to 2021
- Round 2 cities – fiscals 2020 to 2022
- Round 3 cities – fiscals 2021 to 2022
- Round 4 cities – fiscals 2021 to 2023

Smart Cities Mission budget and progress

Round	Winning proposals	Total area-based development cost (Rs billion)	Total pan-city solution cost (Rs billion)	Total cost of projects (Rs billion)	Funds released until 31 March 2018 (Rs billion)
Round 1	20	371.23	109.41	480.64	39.2

Fast-track	13	259.74	38.21	297.95	20.83
Round 2	27	425.24	113.79	539.03	37.62
Round 3	30	469.79	105.15	574.93	7.03
Round 4	9	116.05	22.58	139.17	0.29
Overall	99	1,642.04	389.14	2,031.18	104.97

Source: Ministry of Housing and Urban Affairs

This mission is expected to increase commercial activity and boost business travel in these cities, which, in turn, will drive the hospitality industry.

Government policies key to hospitality sector's growth

Following are the steps the government has taken to promote travel and tourism in the country:

- Development of tourism infrastructure via schemes, such as Swadesh Darshan, Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD), Adopt a Heritage, and Special Tourism Zones (STZ). These are focused on improving overall tourism infrastructure in the country and bringing it at par with international standards, which will help attract both domestic and foreign tourists
- Facilitative visa regime is a pre requisite for increasing inbound tourism. The MoT engages with the Ministry of Home Affairs and Ministry of External Affairs to achieve this. As of September 2021, e-visa facility is extended to 156 countries under five sub-categories — e-tourist visa, e-business visa, e-medical visa, e-medical attendant visa and e-conference visa.
- RCS-UDAN was introduced with the main objective of facilitating/ stimulating regional air connectivity by making air travel affordable. Towards this end, the central government, state governments and airport operators offer concessions to reduce the cost of operations of airlines and financial support to meet gaps, if any, between the cost of operations and expected revenue on such routes. Under the RCS-UDAN-3, 46 tourism routes got air connectivity. These included iconic sites, of which eight routes have been operationalised to date. This is expected to have a cascading effect on the hospitality industry.

The government has also taken the following steps to support the hospitality sector n the following manner:

- The Goods and Services Tax (GST) Council announced a cut in tax rate on hotel room tariffs, a move aimed at giving a boost to the hospitality sector. The GST rate on hotel rooms with tariffs of up to Rs 7,500 per night has been cut to 12% from the existing 18%. Similarly, tax on rooms tariff above Rs 7,500 has been slashed to 18% from the existing 28%. There will be no GST on room tariffs below Rs 1,000 per night. GST on restaurants and eateries has been brought down to 5%, irrespective of whether they are air-conditioned or not.
- As of now, there are 46 institutes of hotel management or IHMs (21 Central and 25 under states) and 14 food-craft institutes (FCIs), which have come up with the support of the ministry.

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8.3 Challenges for the Indian hospitality industry

The Indian hospitality industry also faces certain challenges. Some of them are illustrated below.


Cyclicality
Seasonality
High land cost
Shortage of talent pool
Emergence of alternative accommodation options

Source: CRISIL Research

Hotel industry is cyclical in nature

The hospitality sector is cyclical in nature. During positive business cycles, it witnesses periods of sustained growth and healthy average room rates (ARRs) and occupancy rates (ORs). The trend reverses in case of an economic downturn or of excess supply in the sector. Usually, ORs begin to decline when recession sets in and this is followed by a decline in ARRs. In the recovery phase, ORs start to move up and subsequently, ARRs.

Revenue per available room (RevPAR) growth in business destinations is more sensitive to macroeconomic indicators, such as nominal GDP growth. For instance, during the global economic crisis of 2008, RevPARs in business destinations declined ~27% (while the decline in leisure destinations was ~8%.

Note:

Average room rate (ARR) is defined as the average rate paid for rooms sold, and is calculated by dividing total room revenue by number of rooms sold during a given period (ARR = room revenue / rooms sold)

Occupancy rate (OR) is defined as the percentage of rooms sold out of total available rooms during a given period (OR = rooms sold / rooms available)

*Revenue per available room (RevPAR)is defined as the total room revenue divided by the total number of available rooms. RevPAR is a product of average room revenue and occupancy rate (RevPAR = ARR * OR)*

Leisure destinations, on the other hand, are more sensitive to non-economic factors, such as terror attacks and health-related travel warnings. This is reflected in a sharper reduction in RevPAR growth in such destinations during fiscal 2002 (following the 9/11 terror attack on the World Trade Centre). Another instance is in 2008, when foreign tourist flow to Mumbai declined largely because of the terror attacks on November 26, 2008, and swine flu-

related travel advisories. Consequently, RevPARs in leisure destinations fell in fiscals 2009 and 2010. The global slowdown compounded the negative effect.

Due to intense competition and economic slowdown over fiscals 2011-2017, RevPAR growth in India had declined at a CAGR of ~2%. At 7%, the decline was more drastic during fiscals 2013 and 2014, due to huge supply addition. However, it started to improve then on with economic conditions improving.

In fiscal 2021, as a result of the pandemic and supply-demand dynamics, RevPAR is estimated to have declined a steep ~61% on-year, primarily due to massive drop in occupancies and room rates. As occupancies across destinations came under strain due to Covid-19 and subsequent adverse impact on corporates, hoteliers were compelled to cut rates to revive demand. However, despite a huge hit on ORs, some players did not cut prices as they did during earlier global economic slowdown because rate recovery from those levels was not easy. Some brands also tried to bring in some revenue during this period to help owners manage their liquidity via schemes that allowed for advance bookings for next year at discounted rates (which has a limited time period).

In fiscal 2022, leisure demand saw strong recovery in the second quarter as the second wave tapered off. The trend is expected to continue in the second half, when offices are expected to reopen helping recovery in corporate travel.

Unlike leisure, business travel is fairly immune to seasonality

Seasonality in another challenge the sector faces. The nature of demand in the hotels industry is seasonal. However, the trend in ORs shows a significant divergence in business and leisure destinations. Though the peak season (January-March) is the same for both business and leisure destinations, both the segments exhibit a markedly different trend during the rest of the year. Business destinations maintain relatively constant ORs (albeit 5-10% lower than the January-March period) from April to November. However, in December, which is an international holiday season, the occupancies in business destinations see decline on-month. Demand for hotel rooms in business destinations is generally concentrated around weekdays. As a result, occupancies are usually lower on weekends. On the other hand, leisure destinations witness low ORs (55-70%) during May-September, because of unfavourable weather (hot, humid and rainy). During December, they see good ORs (above 70%).

High land cost a deterrent for budget and mid-market hotels

The hotel industry is highly capital-intensive. However, overall cost depends on the locality where the property is constructed, as land cost is a significant component of the cost of construction. Industry estimates indicate land cost forms 25-30% of overall project cost and could be even higher in metros and tier-I cities. Along with high land prices in metros and tier-I cities, land ownership and title issues are also a major impediment. This acts as a deterrent, especially for budget and mid-market hotels, which take longer to break even.

Talent pool remains an issue due to the shortage of skilled staff

Shortage of trained and experienced staff remains a major concern for the hotel industry. Rapid expansion by hotel chains has outpaced demand for requisite talent pool over the past few years and this is expected to continue in the short to medium term. This has prompted hotel chains, such as Taj, ITC, and Oberoi, to operate their own training institutes or offer vocational programmes. Additionally, employee cost across guest services, housekeeping and kitchen management, along with managerial positions, form a major part of a hotel's operating costs and these are independent of occupancy levels.

Emergence of alternative accommodation options could pose a threat in the long term

The past few years have seen the emergence of several alternative accommodation options, which are gaining traction among travellers. Travellers, especially urban millennials, are increasingly looking at homestays, self-catering villas, camps and farmhouses as alternatives to conventional hotel rooms in order to experience the authentic culture and cuisine of a destination. Many such places also offer related activities, such as farming, fruits or vegetable picking and pottery, which add to the authenticity of the accommodation. Typically, such alternative accommodations are also more economical than hotel stays. Moreover, reviews on social media platforms and online travel portals have also played a role in popularising such options and tackling the issue of safety and security. Several online travel portals have come up to cater exclusively to these experiences, indicating the growing popularity of such options.

Another popular concept is Airbnb, which allows homeowners to host travellers in their houses for a price. Many young travellers are choosing Airbnb to get a taste of local culture. Couchsurfing, which allows travellers to find free-of-cost accommodation at like-minded travellers' homes, is also fast gaining popularity as an option to experience local culture while networking with people of similar tastes.

Even though most of these options are still in a nascent stage in India, they may pose a challenge to the formal hotel industry in the medium or long term.

8.4 Market size of the organised and branded hotel industry in India

Organised and branded hotel industry to grow at 2-4% CAGR between fiscals 2020 and 2025

CRISIL Research estimates the market size of the organised Indian hotel industry (includes premium, mid-market and budget hotels, but excludes other budget accommodations such as apartments, villas, hostels and lodges) to have been Rs 720-740 billion in fiscal 2020. The industry clocked ~10.7% CAGR between fiscals 2015 and 2020.

Over fiscals 2015 to 2020, budget and mid-market hotels witnessed strong growth on account of an improvement in occupancy rates despite rising room inventories. An improving economic scenario and rising incomes led to a rise in the number of domestic travellers visiting various states and union territories (UTs) in India, and increasing awareness about Indian tourist destinations further helped growth. Moreover, as OTAs and aggregators gained popularity, visibility, especially for budget and mid-market hotels, increased. Competitive prices for hotel rooms offered by these agencies resulted in improved occupancy rates in these segments. The boom in the number of mobile subscribers and internet users, following availability of data at cheap tariffs, allowed domestic travellers to compare hotels and prices efficiently. These factors led to the budget and mid-market segments logging CAGRs of ~11.7% and ~13.3%, respectively, between fiscals 2015 and 2020.

The premium hotel segment (CRISIL Research has included heritage hotels in the premium hotel segment for this assessment) clocked ~9% CAGR over the same period, driven by strong economic growth, an uptick in business travel from large corporates, and growth of foreign tourist arrivals in India. During fiscal 2021, the hotel industry witnessed a significant drop in demand due to Covid-19, leading to a decline in occupancy rates. Business destinations observed a higher decline in demand than leisure destinations.

Over fiscals 2020 to 2025, demand in the premium segment is expected to marginally slow down amid the pandemic, resulting in only 2-4% CAGR in market size between fiscals 2020 and 2025. Premium hotels in popular or niche tourist destinations are also being looked at as venues for destination weddings, thereby addressing seasonality in demand. Upcoming Grade A commercial spaces could lead to an increase in business travel to these locations from large corporates and multinational companies (MNC); premium hotels in tourist destinations are also preferred for MICE tourism by large corporates.

Led by the after-effects of lockdowns, growth in budget and mid-market hotels is also expected to remain muted on account of a decline in room rents, sticky nature of room rent prices, and moderate expansion in room supply in the near term. However, the growth is expected to pick up in the medium term, by fiscal 2025. The pandemic has dealt a crippling blow to the Indian travel and tourism industry. This is one of the worst crises ever to hit the Indian tourism industry, impacting all its geographical segments – inbound, outbound and domestic – and almost all tourism verticals – leisure, adventure, heritage, MICE, cruise, corporate and niche segments.

Occupancy rates are estimated to have been 30-35% in fiscal 2021; while signs of recovery are visible in fiscal 2022, full recovery is expected to take another 2-3 years before the industry reaches pre-pandemic levels.

As a result, the overall organised hotel industry is expected to log 2-4% CAGR between fiscals 2020 and 2025.

Organised and branded hotel industry in India (Rs billion)


900
750
600
450
300
150
0
430-450
CAGR: 10.7%
720-740
CAGR: 2-4%
840-860
57% decline in FY21
300-320
FY15
FY20E
FY21P
FY25P
Organised and branded hotel industry in India (Rs billion)

Note: E: Estimated; P: Projected
Source: CRISIL Research

8.5 Share of the premium segment in the hotel industry

Premium-hotel demand to clock 2-4% CAGR between fiscals 2020 and 2025

CRISIL Research estimates premium-hotel demand to witness an uptick in fiscal 2022:

- Easing of lockdown and travel restrictions to aid demand for leisure destinations over a low base of fiscal 2021
- Revival in social functions and MICE meetings to further support growth
- With the workforce returning to office in the second half of fiscal 2022, corporate demand is expected to pick up as companies ease restrictions for work-related travel
- Lower incidences of Covid-19 cases and an increasing vaccination rate to also aid domestic leisure demand

Segment-wise share of organised and branded hotel industry in India (%)


(Rs bn)
430-450
720-740
300-320
840-860
100%
80%
60%
40%
20%
0%
47%
53%
52%
48%
54%
46%
53%
47%
FY15
FY20E
FY21P
FY25P
Premium hotels (%)
Mid-market and Budget hotels (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL Research

8.6 Room inventory in the budget and mid-market hotel segments

Room addition to slow down in the budget hotel segment amid the pandemic impact

As of fiscal 2021, the budget hotel segment constituted half of the total room inventory of the hospitality industry in India. Room inventory in the budget hotel segment logged ~6% CAGR between fiscals 2015 and 2020, driven by an increase in the number of domestic travellers visiting various states/union territories in India for leisure. Room supply also grew on account of demand from business travel, especially among mid and small-sized companies. The share of the budget segment in total room inventory across hotel segments is estimated to have fallen from 53% in fiscal 2015 to 52% in fiscal 2020.

Budget hotel room inventory is expected to increase at a slower pace of 2-3% CAGR between fiscals 2020 and 2025, as hotels look to improve occupancy levels amid a pick-up in demand from leisure travellers and budget business travellers. Further, popularity of workcation, weekend breaks and staycation is expected to translate into some demand for the budget hotel segment during the Covid-19 scenario.

Supply addition of mid-market hotels to grow more than budget hotels, clocking 4.0% CAGR between fiscals 2020 and 2025

Between fiscals 2015 and 2020, room inventory in the mid-market segment logged ~9% CAGR, as mid-market hotels and hotel chains expanded aggressively to compete with premium segment hotels. Expansion was also targeted in Tier 2 and 3 cities as business and leisure travel to these cities witnessed a rise. Mid-market hotels are

adding room supply to cater to the growing preference of middle-income customers for premium options, arising from their increasing affluence.

Between fiscals 2020 and 2025, room inventory in mid-market hotels is expected to clock 3-5% CAGR, as mid-market hotel operators aim to enhance their occupancy rates in the light of significant inventory levels.

Room inventory in the budget and mid-market hotel segments in India (in thousand)


300
250
200
150
100
50
0
53%
190-195
25%
85-90
52%
250-260
28%
135-140
50%
280-300
29%
160-170
FY15
FY20E
FY25P
Room inventory in budget hotels segment (thousand)
Room inventory in mid-market hotels segment (thousand)

Note: Share of the respective segment in room inventory across hotel segments in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL Research

8.7 Proportion of hotel bookings made online

Share of online hotel bookings to improve to 34-38% over the next five years

CRISIL Research defines online bookings of hotels to include the following:

- Bookings made through captive websites of standalone hotels/hotel chains
- Bookings made using global distribution systems (GDS), which are a worldwide network of electronic reservation systems used by hotels and buyers to provide and avail of booking services
- Bookings made using central reservation systems (CRS), which are computerised reservation systems that store and distribute information of room rates and availability for further transmission to sales channels
- Bookings made via online travel agencies and online aggregators

Online bookings are typically done over the internet by using laptops, desktops, tablets and mobiles. Offline bookings include those made through phone calls, and walk-ins. Business-to-consumer (B2C) and business-to-business (B2B) bookings are typically categorised as online bookings.

Industry estimates indicate that a mere 10-15% of hotel bookings were made online six to eight years ago, whereas offline bookings accounted for 85-90% share – online booking was a nascent concept five to seven years ago. On

the demand side, low internet penetration, high data tariffs, and price barriers to mass adoption of smartphones resulted in lack of comfort and awareness about internet and smartphone usage. Safety concerns about internet banking led to lower acceptance of digital transactions among customers. On the supply side, relative newness of OTAs and online aggregators acted as a barrier for hotel chains to list inventory online. These factors contributed to low penetration of online bookings in overall hotel bookings.

However, the share of online bookings has improved and is estimated to have been 23-27% of total hotel bookings as of fiscal 2020. A rapid rise in internet penetration and smartphone usage, coupled with availability of cheap data packs for internet surfing, has brought about a behavioural change as Indian consumers have become more comfortable with digital communication. Tech-savvy youngsters are increasingly becoming comfortable with the ease, speed and safety offered by online bookings. Proliferation of online payment platforms, along with lucrative discounts from banks, is encouraging customers to opt for digital transactions. On the supply side, most of the big hotel brands and chains have moved to the online platform via captive websites, to target the millennial generation. Increased visibility offered by OTAs and aggregators, especially for smaller hotel chains and independent hotels, has also helped improve the share of online bookings. Among online channels, OTAs currently constitute a major share compared to captive websites of hotels, largely on account of the convenience offered in terms of comparison and competitive rates. User-generated reviews and visual previews of available options also aid customers in decision-making, thus adding to the convenience provided by OTAs.

However, there is still significant supply, especially among the mid-market and budget hotel segments, that is yet to become available online. Also, a large part of business travel bookings, which form a key segment for the hospitality industry, continues to be dominated by offline bookings. Corporates, especially the mid and small-sized ones, prefer offline booking channels for negotiating rates, rescheduling and cancellations, and customer support. As a result, offline bookings still hold 73-77% share in overall hotel bookings.

The share of online bookings is expected to reach 34-38% by fiscal 2025, led by both leisure and corporate travel, with OTAs garnering a majority share. Growth in online hotel bookings will be driven by continued rapid adoption of smartphones and digital transactions, a rising customer base of OTAs due to attractive offers and incentives, and a higher share of young travellers who are more comfortable with online bookings.

Share of online bookings in overall hotel bookings (%)


(Rs bn)
Rs 430-450
Rs 720-740
Rs 840-860
100%
80%
60%
40%
20%
0%
85-90%
10-15%
73-77%
23-27%
62-66%
34-38%
FY15
FY20E
FY25P
Online bookings (%)
Offline bookings (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL Research

8.8 Proportion of hotel bookings through mobile phones

Share of online hotel bookings through mobile phones estimated at 70-75% by fiscal 2025

Online hotel bookings are typically made using desktops, laptops, tablets and mobile phones by accessing websites or applications. CRISIL Research has defined bookings via mobile phones to include those via websites and applications.

As per industry interactions, nearly 20-25% of online hotel bookings were made through mobile phones six to eight years ago, while online bookings made through other devices made up the remaining 75-80% share.

Over the last five years, however, technological advancements have enhanced the features and screens of smartphones, leading to an optimum viewing experience. The launch of fourth generation (4G) data in 2016 at cheap prices by Reliance Jio forced the other incumbents to lower their data tariffs to stay competitive, resulting in a price war that increased the affordability of 4G data for mobile subscribers. The availability of cheap mobile data, coupled with the entry of multiple Chinese players offering feature-rich smartphones at affordable prices, boosted the 4G subscriber base. At the same time, mobile users, particularly the tech-savvy young population, grew comfortable with mobile application usage, largely due to improving user experience, and the convenience of digital transactions, which picked up pace after demonetisation. Finally, companies also started focussing on providing user-friendly applications as technology improved. All these factors led to the share of mobile bookings in online hotel bookings jumping to 65-70% in fiscal 2020, even as the share of other devices dropped to 30-35%.

Going forward, with a substantial increase in the number of smartphone users, customers are more likely to prefer using mobile applications for hotel bookings. The share of mobile online hotel bookings is expected to rise to 70-75% in fiscal 2025, even as the share of other devices falls to 25-30%.

Share of online hotel bookings (%) made through mobile phones


100%
80%
60%
40%
20%
0%
75-80%
20-25%
30-35%
65-70%
25-30%
70-75%
FY15
FY20E
FY25P
Mobile bookings (%)
Online bookings through other devices (%)

Note: E: Estimated; P: Projected
Source: CRISIL Research

8.9 Split in hotel bookings made online by Tier 1, Tier 2 and Tier 3 cities

Share of Tier 2 and Tier 3 cities in online hotel bookings set to rise

As per the 7th Pay Commission, the Ministry of Finance has classified cities into X, Y and Z categories for the purpose of house rent allowance (HRA) – cities with a population of more than or equal to 5 million, between 0.5 million and 5 million, and less than 0.5 million, respectively, based on Census 2011. For the purpose of this study, CRISIL Research has considered the X, Y and Z category cities as Tier 1, Tier 2 and Tier 3 cities, respectively.

Based on industry interactions, Tier 1 cities accounted for 80-85% of online hotel bookings on a pan-India level six to eight years ago as higher customer awareness about the benefits of online bookings encouraged Tier 1 city hotels to list their inventory online. Customers from Tier 1 cities used online platforms provided by hotels, online travel agencies, and aggregators for online bookings. In contrast, hotels in Tier 2 and Tier 3 cities continued to operate largely via the offline mode, on account of lack of comfort in dealing with OTAs and other online aggregators. This was especially true in the case of smaller and independent branded hotels. Moreover, a majority of their clientele also preferred the offline mode for bookings. Limited internet connectivity, high tariffs, and low usage of smartphones and laptops/desktops compared with metro cities acted as barriers for hotels in Tier 2 and Tier 3 cities to list their inventories online. Consequently, the share of Tier 2 and Tier 3 cities together was limited to 15-20% of online hotel bookings.

However, factors such as increased 4G coverage, affordable handsets, and low wired-broadband infrastructure penetration in rural areas will drive 4G addition. Reliance Jio's (a 4G-only telco) plan to launch affordable 4G and 5G handsets will also support 4G data subscriber growth. With telcos expanding 4G services in rural areas in a focussed and aggressive manner, their subscriber base has grown rapidly in recent times. While growth in urban areas is expected to diminish, that in rural areas, where penetration remains low, is expected to drive overall

growth. These factors have pushed up the combined share of Tier 2 and Tier 3 cities in online bookings to 30-35%, as of fiscal 2020, with the share of Tier 1 cities falling to 65-70%.

A further improvement in internet penetration, coupled with rising disposable incomes and growing business travel, in Tier 2 and Tier 3 cities is expected to push their combined share of online bookings higher to 40-45% in fiscal 2025.

Tier-wise split of online hotel bookings (%)


100%
80%
60%
40%
20%
0%
15-20%
80-85%
30-35%
65-70%
40-45%
55-60%
FY15
FY20E
FY25P
Online hotel bookings from tier-1 cities (%)
Online hotel bookings from tier-2/3 cities (%)

Note: E: Estimated; P: Projected
Source: CRISIL Research

9 Government initiatives

India ranked at 34th position in Travel and Tourism Competitiveness Index 2019

The Union Ministry of Tourism (MoT) is responsible for marketing and promoting India as a premier tourist destination inside the country and abroad. Towards this end, it formulates programmes and schemes, devises growth-oriented policy measures, and coordinates with private and government agencies. In order to make India a tourist destination throughout the year, it is augmenting tourism infrastructure, easing visa regime, assuring quality service by industry players, and promoting sustainable tourism.

Globally, the country has been consolidating its position as an important tourism destination. In the Travel and Tourism Competitiveness Index 2019 of the World Economic Forum, a global ranking, India improved its position to 34, jumping 18 spots from 52 in 2015. India (40th to 34th) had the greatest improvement over 2017 among the top 25% of all countries ranked in the report.

9.1 Key government initiatives for tourism

Over the years, the ministry has undertaken several initiatives to promote tourism in the country, at the national as well as global levels. Some of them are as follows:

National Tourism Policy 2002

National Tourism Policy 2002 aims to position tourism as a major engine of economic growth

A national policy on tourism was first formulated and presented in the Parliament in 1982, highlighting the importance of the sector for the country. Later in 2002, a National Tourism Policy (NTP) was introduced. The policy sought to enhance employment potential of the tourism sector and foster its integration with other sectors. A new draft National Tourism Policy was formulated in 2015 taking into account latest global developments and advancements that have had a strong impact on the sector. However, this is yet to be approved.

Salient features of the new draft policy

- Focus on employment generation and community participation in tourism development
- Stress on developing sustainable and responsible tourism
- Development of the sector through linkages with various ministries, departments, states/UTs and stakeholders
- Vision is to position India as a "must experience" and "must re-visit" destination for global travellers, while encouraging Indians to explore their own country
- Development and promotion of varied tourism products, including the culture and heritage of the country, as well as niche products such as medical and wellness, MICE, adventure, and wildlife
- Development of core infrastructure (airways, railways, roadways, waterways, etc.) and tourism infrastructure
- Development of quality human resources in the tourism and hospitality sectors, across the spectrum of vocational to professional skills development and opportunity creation

- Creation of an enabling environment for investment in tourism and tourism-related infrastructure, with an emphasis on technology
- Focus on domestic tourism as a major driver of the sector's growth
- Focus on promotions in established source markets and potential markets, with targeted and country-specific campaigns

With the MoT promoting niche tourism products, new destinations such as Bekal, Mahabalipuram and Puducherry have emerged as tourist attractions. With the advent of such destinations, the need for quality hospitality is also fast evolving. This is encouraging branded hospitality companies to set up new properties in such niche destinations. This is expected to augur well for the overall travel and tourism industry in the medium to long term.

Incredible India 2.0 campaign

Incredible India 2.0 campaign focussing on niche tourism products, including wellness, yoga, luxury and cuisine

The 'Incredible India' campaign was launched by the MoT in 2002 to promote the country as a popular tourist destination among the global audience by showcasing different aspects of the Indian culture, including yoga and spirituality. The campaign also sought to bring in a professional touch in tourism promotion by integrating communication strategies. In 2008, the ministry launched the 'Atithi Devo Bhava' campaign. The audience of this campaign was the domestic population. It sought to create awareness about the need for good behaviour and etiquette when engaging with foreign tourists. It complemented the Incredible India campaign.

In September 2017, the ministry launched the 'Incredible India 2.0' campaign, which shifted the focus from generic promotions to specific, theme-based ones such as spiritual, medical and wellness tourism. The schemes under the Incredible India 2.0 campaign include UDAN scheme, Bharatmala and Sagarmala projects, and the Holistic Island Development plan that focuses on the Andaman & Nicobar (A&N) and Lakshadweep islands. This creates jobs for the islanders and increases connectivity through infrastructure projects. The 'Find the Incredible You' campaign won the Pacific Asia Travel Association (PATA) Gold Award 2019.

In June 2018, the MoT revamped the Incredible India website, showcasing the country as a holistic destination for spirituality, heritage, adventure, culture, yoga and wellness. The website is fully responsive with mobile phones, and is easy to navigate on a wide range of web browsers and portable devices.

Swadesh Darshan

Rs 59.5 billion sanctioned for 76 projects until July 2021

In January 2015, the ministry launched the Swadesh Darshan scheme for integrated development of five theme-based tourist circuits, namely Himalayan Circuit, North-East Circuit, Krishna Circuit, Buddhist Circuit and Coastal Circuit. By 2017, 10 more thematic circuits were introduced, taking the total to 15.

As per the official Swadesh Darshan website accessed on October 18, 2020, the ministry has sanctioned a total of Rs 59.0 billion for 75 projects across 30 states and UTs under the scheme. Apart from the above-sanctioned projects, the ministry has sanctioned three projects for a total amount of Rs 1.8 billion under the Swadesh Darshan

scheme in Gujarat as per a press release on August 2, 2021. As per a government press release in Rajya Sabha on July 20, 2021, the MoT has sanctioned a total of Rs 59.5 billion for 76 projects.

Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD)

Rs 12.14 billion sanctioned as of July 2021

In fiscal 2015, the ministry launched the Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD) scheme in order to develop tourism infrastructure in the country. As many as 12 sites – Ajmer (Rajasthan), Amritsar (Punjab), Amaravati (Andhra Pradesh), Dwarka (Gujarat), Gaya (Bihar), Kedarnath (Uttarakhand), Kamakhya (Assam), Kanchipuram (Tamil Nadu), Mathura (Uttar Pradesh), Puri (Odisha), Varanasi (Uttar Pradesh) and Vellankani (Tamil Nadu) – were brought under the scheme. During fiscals 2016 and 2017, a total of 13 additional sites were added, taking the total number to 25.

After discontinuation of Heritage City Development and Augmentation Yojana (HRIDAY) of the Ministry of Housing and Urban Development, the projects for development of heritage destinations were brought under the PRASHAD scheme. Accordingly, the scheme's guidelines were modified. It was also renamed as the National Mission on Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive or PRASHAD in October 2017.

A government press release of July 2021 said that an amount of Rs 1,214.19 crore has been sanctioned for 37 projects in 24 states.

Sites identified under PRASHAD scheme as of July 2021

States	Sites
Andhra Pradesh	Amaravati, Tirupati, Srisailam
Arunachal Pradesh	Parasuram Kund
Assam	Kamakhya, Guwahati
Bihar	Patna, Gaya
Chhattisgarh	Balmeshwari Devi Temple
Gujarat	Dwarka, Somnath
Haryana	Gurudwara Nada Saheb, Mata Mansha Devi Temple
Jammu & Kashmir	Hazratbal, Katra
Jharkhand	Deogarh, Parasnath
Kerala	Guruvayoor, St. Thomas International Shrine, Cheraman Juma Mosque
Madhya Pradesh	Omkareshwar, Amarkantak
Maharashtra	Trimbakeshwar
Meghalaya	Babedpara, West Jaintia Hills and Sohra
Nagaland	Kohima District , Mokokchung District
Odisha	Puri, Ramachandi
Punjab	Karuna Sagar, Valmiki Sthal at Amritsar
Rajasthan	Ajmer
Sikkim	Yuksom
Tamil Nadu	Kanchipuram, Vellankani

States	Sites
Tripura	Tripura Sundari
Uttar Pradesh	Mathura, Ayodhya, Varanasi
Uttarakhand	Badrinath, Kedarnath, Gangotri & Yamunotri
West Bengal	Belur

Source: The Ministry of Tourism, PIB release dated July 2021

Adopt a Heritage

As of October 2021, 27 MoUs have been signed under the scheme

The initiative was launched in September 2017 and is a collaborative effort between the MoT, Ministry of Culture, Archaeological Survey of India (ASI), and state governments/UTs. Under the scheme, the government invites public sector companies, private sector companies and individuals to become 'Monument Mitras' and adopt heritage sites to develop amenities and facilities at these sites. The 'Monument Mitras' will construct, landscape, illuminate and maintain activities related to provision and development of basic and advanced tourist amenities at the adopted site.

As per the official Adopt a Heritage website accessed on October 23, 2021, 27 MoUs have been signed under this programme.

MoUs signed as of October 2021

Monument Mitra	Name of monument/heritage site/tourist site or technological intervention
The Arts and Cultural Heritage Trust (TAACHT) and the Museum & Arts Consultancy (MAC)	Dara Shikoh Library Building, Delhi
Drishti Lifesaving Pvt Ltd	Aguada Fort, Goa
Mandore Fort	Mehrangarh Museum Trust, Rajasthan
Apeejay Surrendra Park Hotels Ltd	Jantar Mantar, Delhi
Bird Heritage Foundation	Bara Lao ka Gumbad, Delhi
Resbird Technologies Pvt Ltd	Multilingual audio guide application for tourist sites at Goa, Rajasthan, Assam, Kerala, Bihar
M/s Dalmia Bharat Ltd	Red Fort, Delhi
M/s Dalmia Bharat Ltd	Gandikota Fort, Andhra Pradesh
Adventure Tour Operators Association of India	Area surrounding Gangotri Temple and trail to Gaumukh, Uttarakhand
Adventure Tour Operators Association of India	Mt. Stok Kangri Trek, Ladakh, Jammu & Kashmir
Yatra Online Pvt Ltd	Qutub Minar, Delhi
Yatra Online Pvt Ltd	Leh Palace, Jammu & Kashmir
Yatra Online Pvt Ltd	Ajanta Caves, Maharashtra
Yatra Online Pvt Ltd	Hampi (Hazara Rama Temple), Karnataka
M/s Bliss Inns Pvt Ltd (V-Resorts)	Surajkund, Haryana
Akshar Travels Pvt Ltd	Rani-ki-Vav, Patan, Gujarat
Akshar Travels Pvt Ltd	Sun Temple, Modhera, Gujarat
Akshar Travels Pvt Ltd	Champaner-Pavagadh Archaeological Park, Gujarat

Monument Mitra	Name of monument/heritage site/tourist site or technological intervention
Akshar Travels Pvt Ltd	Buddhist Caves, Junagadh, Gujarat
Interglobe Foundation	Tomb of Abdur Rahim Khan-i-Khana, Delhi
Drishti Lifesaving Pvt Ltd	Bekal Fort, Kerala
M/s Resbird Technologies Pvt Ltd	Development of multilingual audio guide application for five tourists sites (Colva Beach in Goa, Amer Fort in Rajasthan, Kaziranga in Assam, Kumarakom in Kerala, Mahabodhi Temple in Bihar)
M/s Resbird Technologies Pvt Ltd	Development of multilingual audio guide application for nine tourists sites (ASI monuments – Dholavira in Gujarat, Somnath in Gujarat, Humayun's Tomb in Delhi, Red Fort in Delhi, Purana Qila in Delhi, Fatehpur Sikri in Agra, Taj Mahal in Agra, Mahabalipuram in Tamil Nadu, Khajuraho in Madhya Pradesh)

Source: Adopt a Heritage website

Special focus on the north-east region

North-east India has huge potential for tourism

The MoT provides special financial assistance to the north-east states (Arunachal Pradesh, Assam, Manipur, Meghalaya, Mizoram, Nagaland, Tripura and Sikkim) for development of tourism infrastructure, promotion of fairs/ festivals and tourism-related events in the region, information technology-related projects, publicity campaigns, market development assistance, human resource development, market research, etc. Some of the initiatives taken by the ministry for the region are as follows:

- Regular familiarisation (FAM) tours to the north-east for travel and media representatives from overseas
- Domestic campaigns to promote tourism in the region
- International Tourism Mart organised annually to highlight the tourism potential in the region
- As of April 2019, the government is developing Majuli Island in Assam as a world heritage tourist resort to attract domestic and foreign tourists
- Under the Swadesh Darshan scheme, during fiscal 2018, Rs 2,226 million was released for the region
- In October 2018, the Ministry of Development of North Eastern Region (DoNER) launched North-East Tourism application to facilitate a single-point portal for information about the region

As per the interim Union Budget announced in February 2021, the proposed allocation for the north-east increased 33% to Rs 680 billion in fiscal 2022 over fiscal 2021 revised budget estimates

Tourism-related initiatives under Swachh Bharat Mission

The MoT undertook the Swachhta Action Plan for fiscal 2021, implemented by the Indian Institute of Tourism and Travel Management, Gwalior. In fiscal 2021, due to the pandemic, the ministry carried out Swachhta Action Plan activities via Video Conference through webinars, audiovisuals, etc at 55 sites (110 activities in total) in 12 states/UTs to create awareness among school / college students and stakeholders of tourist centres.

Statue of Unity

Inaugurated in October 2018, the statue of Sardar Vallabhbhai Patel, also known as Statue of Unity, is situated in Gujarat's Narmada district. It is the tallest statue in the world at 182 metres. The project, which is well-connected to expressways and the rail system, is estimated to have been visited by over 30,000 every day during its inauguration month, as per media reports, quoting government spokespersons. The statue is expected to boost the tourism and hospitality industry in the state.

9.2 E-visa

As of 2020, e-visa facility was available to nationals of 171 countries, restored for 156 countries as of October 2021

In order to make travelling to India easier, the Government of India introduced the tourist visa on arrival (TVOA) scheme in January 2010 for citizens of Finland, Japan, Luxembourg, New Zealand, and Singapore. A year later, the scheme was extended to six more countries - Cambodia, Indonesia, Laos, Myanmar, the Philippines, and Vietnam, taking the total number to 11.

The scheme was aimed at attracting foreign tourists by encouraging them to plan tours to India even at short notice. For the grant of TVOA, tourists from the 11 countries were required to fill a simple visa application form on arrival at designated airports.

TVOA also allowed group visas, under which foreign tourists arriving in groups of four or more, sponsored by MoT-approved Indian travel agencies and with a pre-drawn itinerary were granted collective landing permit for a period not exceeding 60 days, with multiple entry facilities.

In September 2014, the government launched tourist visa on arrival enabled by electronic travel authorisation (TVOA-ETA) for 46 countries to facilitate short duration international travellers. The facility allowed online pre-authorisation of visa, which was handed to tourists on arrival. TVOA-ETA was single-entry visa valid for 30 days.

The nomenclature TVOA-ETA, though, led to confusion, and many tourists presumed that the visa would be granted on arrival in India. Thus, the TVOA-ETA scheme was renamed e-tourist visa (eTV) in November 2014. In February 2016, 150 countries were brought under the scheme. Effective April 2017, eTV was further subdivided into three categories – e-tourist visa, e-business visa, and e-medical visa – and extended to 161 countries. As per a PIB release dated November 2018, two new categories of e-visa were introduced – e-conference visa and e-medical attendant visa.

As of March 2020, before Covid-19 restrictions, the e-visa scheme was applicable to citizens of 171 countries.

With the advent of e-visa facilities, the number of foreign nationals utilising the same to arrive in India has been trending up.

Trend in e-visa arrivals in India

Year	FTA in India (million)	Arrivals on e-visa (million)	Share of e-visa arrivals in FTA (%)
2014	7.68	0.04	0.5
2015	8.03	0.45	5.5
2016	8.80	1.08	12.3

Year	FTA in India (million)	Arrivals on e-visa (million)	Share of e-visa arrivals in FTA (%)
2017	10.04	1.70	16.9
2018	10.56	2.37	22.4
2019	10.93	2.93	27.0
2020	2.74	0.84	30.5

Source: Ministry of Tourism website, Indian Tourism Statistics

9.3 Key government policies for hospitality sector

The hospitality sector is an important component of, and a key contributor to the travel and tourism experience. In order to provide uniform standards of facilities and services in hotels in India, the MoT has formulated a voluntary scheme for classification of hotels across star categories, from five star deluxe to one star, and across heritage category hotels.

Some of the key policies related to the hospitality sector in India are:

Inclusion of three star and above category hotels in harmonised master list of infrastructure

The Ministry of Finance (Department of Economic Affairs) has issued the harmonised master list (HML) of infrastructure sub-sectors, which includes hotels under the category of social and commercial infrastructure. As per the October 2017 notification, under tourism infrastructure, the following have been included:

- Three-star or higher category-classified hotels located outside cities with population of more than 1 million
- Ropeways and cable cars

The categories included in the infrastructure sub-sectors guide all agencies responsible for supporting infrastructure in various ways, including easier access to long-term funding and lower interest rates. This is expected to provide an impetus to development of hotel infrastructure in India.

100% FDI allowed to encourage investments in hotel infrastructure

In India, 100% FDI is permitted for all construction development projects such as hotels and resorts, recreational facilities, city and regional level infrastructure. Although FDI in the sector is subject to a lock-in period of three years based on certain conditions, special dispensation has been given for construction of hotels and resorts, recreational facilities, hospitals, educational institutions, special economic zones, old age homes, and investment by non-resident Indians. Further, conditions regarding minimum capitalisation and area restriction have been removed.

The hotel and tourism sector received FDI equity inflow of Rs 945.4 billion ($15.7 billion) between April 2000 and March 2021, accounting for 2.96% share of cumulative FDI equity inflow in the country during the period.

Year-wise trend in FDI equity inflows in hotel and tourism sector


(Rs bn)
300.0
200.0
100.0
0.0
35.4
14.6
47.9
177.8
29.5
48.8
86.3
61.4
72.8
75.9
210.6
27.6
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21

Source: Department of Industrial Policy & Promotion

Impact of Goods & Services Tax on the hotels industry

GST charged on transacted room rate instead of declared tariff

Prior to implementation of GST, hotels across India charged taxes such as VAT, service tax, and luxury tax as per respective state policies, and these varied widely from one state to another. Post implementation of GST in July 2017, hotels were brought under uniform tax slabs of 12%, 18% and 28%, based on their declared tariff rates. This resulted in considerable confusion, wherein customers who secured bookings below the declared tariffs were still charged GST as per the declared tariff rates. To counter this, the GST Committee changed the base by replacing declared tariff value with value of supply, or actual transacted value.

In September 2019, the GST Council also reduced taxes for hospitality sector effective October 1, 2019 to provide a boost to the sector.

Applicable GST slabs for hotels and restaurants

Services	GST rates (applicable before October 1, 2019)	GST rates (applicable after October 1, 2019)
Hotel stay with room rate of less than Rs 1,000 per day	Nil	Nil
Hotel stay with room rates between Rs 1,000 and Rs 2,500 per day	12%	12%
Hotel stay with room rates between Rs 2,500 and Rs 7,500 per day	18%	12%
Hotel stay with room rates charged above Rs 7,500 per day	28%	18%
Restaurants in five-star hotels (with standard room rate < Rs 7,500)	5% (no input tax credit)	5% (no input tax credit)
Restaurants in five-star hotels (with standard room rate > Rs 7,500)	18% (with input tax credit)	18% (with input tax credit)

Source: CRISIL Research

Union Budget 2021-22

Higher publicity and infrastructure spending, and development of iconic sites augurs well for tourism

In Union Budget 2021-2022, allocation to the tourism and culture ministries was enhanced to Rs 2,026.77 crore for fiscal 2022 from revised estimates of Rs 1,260 crore of the previous budget. However, the sum was 19% lower than the initial budget for fiscal 2021 (Rs 2,500 crore). Nevertheless, that budget has raised publicity fund from Rs 590.00 crore last fiscal to Rs 668.72 crore in fiscal 2022. Out of the Rs 668.72 crore allocated towards promotion and publicity, Rs 524.02 crore is for the overseas market, and Rs 144.70 crore for domestic tourists.

9.4 Travel and tourism under Make in India initiative

Tourism and hospitality among sectors identified under Make in India

Make in India was launched in September 2014 with the aim to transform India into a global hub for manufacturing, research and innovation. Tourism and hospitality is one of the 25 sectors identified by the government under the programme. Additionally, sectors conducive to growth of tourism and hospitality - such as wellness, railways, roads and highways - have also been included in the scheme.

Sectors under Make in India programme

Automobiles	Aviation	Chemicals	IT & BPM	Pharmaceuticals
Construction	Defence manufacturing	Electrical machinery	Food processing	Textiles and garments
Ports	Leather	Media and entertainment	Wellness	Mining
Tourism and hospitality	Railways	Automobile components	Renewable energy	Biotechnology
Space	Thermal power	Roads and highways	Electronics systems	Oil and gas

Source: Make in India website

Some of the key initiatives specific to tourism and hospitality, and related sectors are:

- Under the HML of infrastructure, three star or above category hotels outside cities with population of more than 1 million have been included. The list also includes ropeways and cable cars
- Focus on skill development with several government-run hotel management and catering technology institutes and food craft institutes established to impart specialised training in hoteling and catering
- Development of ayurveda, yoga, naturopathy, unani, siddha and homoeopathy (AYUSH) infrastructure, comprising registered practitioners, dispensaries, hospitals, etc. in order to boost wellness-related tourism
- Liberal FDI policies across sectors such as hotels, AYUSH, railways, roads and highways, which is expected to improve overall infrastructure and connectivity

These measures are expected to provide a fillip to business as well as leisure travel to India, thereby benefiting the travel and tourism industry.

9.5 Key government policies for other sectors impacting the hospitality industry

CRISIL Research has considered the following related sectors for their impact on tourism and hospitality:

Aviation industry

National Civil Aviation Policy 2016 and UDAN under Regional Connectivity Scheme

The National Civil Aviation Policy was launched in 2016, under which the government proposed to take flying to the masses by making it affordable and convenient. The policy aims at enabling 300 million domestic ticketing by 2022, 500 million by 2027, and 200 million international ticketing by 2027. One of the key components of the policy is to enhance regional connectivity through fiscal support and infrastructure development. As aviation and tourism are interconnected, the policy will have significant beneficial impact on both sectors. To address the issue of regional connectivity and connectivity to tier II and III cities, the Ministry of Civil Aviation and the Government of India launched Ude Desh ka Aam Nagrik (UDAN) in April 2017. The scheme aims at providing connectivity to unserved and under-served airports of the country through revival of existing airstrips and airports. Key provisions under UDAN are:

- Price of Rs 2,500 (including all taxes) capped for one-hour flights with subsidised seats (minimum nine seats and maximum 40 seats)
- UDAN scheme also provides viability gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and subject to states with VAT on ATF less than 1%, with acceptance to contribute 20% to VGF
- The scheme is expected to be operational for 10 years

As per a PIB release dated August 2021, 361 routes and 59 airports (including five heliports and two water aerodromes) have been operationalised under UDAN.

Also, as per a PIB release dated March 2021, the Ministry of Civil Aviation (MoCA) has proposed ~392 routes under UDAN 4.1 bidding process. The UDAN 4.1 round is focused on connecting smaller airports, along with special helicopter and seaplane routes. In addition to these, some new routes have been proposed under the Sagaramala Seaplane Services, in consultation with the Ministry of Ports, Shipping and Waterways.

As the scheme aims at promoting tourism by developing the regional aviation market and making flying affordable, it is expected to act as a booster for business and leisure travel.

Wellness

India's traditional healthcare therapies - ayurveda and yoga - expected to drive medical tourism

The MoT categorises medical and wellness tourism under niche tourism. In line with this, medical visas were introduced to foreign travelers coming to India specifically for medical treatment. E-medical visas were introduced in April 2017 and were available to nationals of 171 countries as of March 2020, recently restored for nationals of 156 countries. Additionally, the National Medical and Wellness Tourism Board was set up in 2015 as an umbrella

organisation to govern and promote medical tourism in India, including the Indian system of medicine covered by AYUSH.

While medical tourism is mainly driven by the private sector, the MoT has also taken steps to market and promote this concept in key markets.

Roads

The Ministry of Road Transport and Highways (MoRTH) is responsible for formulating and administering policies for road transport, national highways and transport research, in consultation with stakeholders, to increase efficiency of the road transport system in India. Some of the key projects undertaken, which are expected to improve connectivity and consequently aid travel and tourism industry growth, are:

- **Bharatmala Pariyojana**

  Bharatmala Pariyojana is the umbrella programme that aims to optimise efficiency of road traffic movement across the country by bridging critical infrastructure gaps. The project will focus on connectivity of areas of economic activity, places of religious and tourist interest, border areas, backward and tribal areas, coastal areas, and trade routes with neighbouring countries.

  As per data on the official website accessed on October 2021, ~24,800 km are being considered in Phase I of Bharatmala. In addition, Bharatmala Pariyojana Phase-I also includes 10,000 km of balance road works under National Highways Development Project, taking the total to 34,800 km, at an estimated cost of Rs 5,35,000 crore. Bharatmala Phase-I is to be implemented over five years, i.e. fiscals 2018 to 2022.

- **Setu Bharatam**

  Under this project, MoRTH has targeted replacement of level crossings on national highways by constructing 208 road over bridges /road under bridges not falling under any other programme, at an estimated cost of Rs 500 billion.

- **Chardham Mahamarg Vikas Pariyojna**

  The project aims to provide easy access to four *dhams* - Gangotri, Yamunotri, Kedarnath, and Badrinath - in Uttarakhand. These four *dhams* are prominent pilgrimage centres in India. The project entails development of 889 km of two-lane roads with paved shoulders at an estimated cost of Rs 120 billion. The project is being taken up on engineering, procurement and construction basis. Out of the total 53 civil works covering the entire length of 889 km under Chardham project, 40 civil works totalling Rs 9,474 crore (including cost of pre-construction works of Rs 491 crore) covering 673 km have been sanctioned. 34 works covering 604 km amounting to Rs 7,923 crore have been awarded, out of which 30 works totalling Rs 7,679 crore covering 589 km are ongoing and 78 km have been completed till March 2019, and two works to Rs 141 crore covering 1.1 km have been completed. For the remaining two works, dates and other details are yet to be given.

- **Multimodal Logistics Parks (MMLPs)**

  A network of 35 MMLPs have been identified for development in phase I of the Bharatmala Pariyojana project. These MMLPs will act as regional intermodal freight-handling facilities with mechanised material handling provisions, and comprise warehouses, specialised cold chain facilities, freight / container terminals, and bulk /

break-bulk cargo terminals. As per MoRTH's annual report for fiscal 2021, MMLP Jogighopa is the first project for which development work has begun.

Other landmark projects being implemented include:

– Vadodara-Mumbai Expressway
– Delhi-Mumbai Expressway
– Bengaluru-Chennai Expressway
– Nagpur-Hyderabad-Bengaluru Expressway
– Kanpur-Lucknow Expressway

Railways

Trains are a cheap and reliable mode of transport in India. Almost all places of tourism in India are accessible by rail. The Indian Railways encourages tourism by offering different promotional schemes, tour packages, special trains, charter trains, luxurious trains, and coaches. The Indian Railway Catering and Tourism Corporation (IRCTC), which is a subsidiary of the Indian Railways, handling catering, tourism and online ticketing operations of the Indian Railways, focuses on rail tourism via special trains, schemes and packages as detailed below:

- **Bharat Darshan Tourist Train**

  Bharat Darshan Tourist Trains are special trains and tour packages offered by IRCTC, primarily targeting budget tourists. These trains operate from various cities across the country on various circuits, covering various tourist destinations. Priced at Rs 900 per day per passenger for non-AC sleeper class (plus applicable GST), the tour package is inclusive of rail and road travel, meals, sightseeing and accommodation. Additionally, tourists are insured for accidental claim up to Rs 1 million. In fiscal 2020, IRCTC operated 92 trips of Bharat Darshan Tourist Trains.

- **Pilgrim special trains**

  For travellers seeking to enhance their spiritual experience, pilgrimage special tour packages have been developed by IRCTC. Tickets are attractively priced at Rs 900 and Rs 1,500 per day per person + GST for sleeper class and 3rd AC class passengers, respectively.

- **Buddhist Circuit Special Train**

  Started in 2007, the Buddhist Circuit Special Train is a fully air conditioned train offering seven nights/ eight days package covering all major Buddhist pilgrim locations in India and Lumbini in Nepal. In fiscal 2020, 365 tourists availed this tour package.

- **Gandhi Circuit Special Train**

  The IRCTC started the Gandhi Darshan Special Circuit Train in June 2017 to commemorate the centenary celebration of Sabarmati Ashram in Gujarat. The train offers an all-inclusive tour package across major tourist places connected to the life of Mahatma Gandhi.

- **Maharajas' Express**

Maharajas' Express was launched in 2010 and has been the recipient of the world's leading luxury tourist train consecutively from 2012 to 2017 at the World Travel Awards. The train operates on five different itineraries, out of which three are of seven nights/ eight days and two are of three nights/ four days, covering Ajanta, Udaipur, Jodhpur, Bikaner, Jaipur, Ranthambore, Agra, Balasinor, Gwalior, Khajuraho, Varanasi, and Lucknow. The train carried 1,074 tourists in fiscal 2020 over 25 trips.

- **State Special trains**

  The IRCTC runs special tourist train tours in collaboration with state governments. These train tours cover various destinations of tourist and pilgrim importance across India. In fiscal 2020, IRCTC tied up with state governments of Delhi, Madhya Pradesh, Odisha, Rajasthan and Jharkhand to operate State Special trains. During the year, 64,733 tourists availed these tours in 68 trips. An income of Rs 94.94 crore was generated from the operation of State Special trains

- **Tourism portal**

  The IRCTC launched its tourism portal www.irctctourism.com in March 2007. It offers online booking of tourist trains, air tickets and tour packages through rail/ air/ land, hotels, and cabs. As per the annual report for fiscal 2019, the IRCTC revamped the website to improve user-friendliness and facilities offered,and planned to introduce offerings such as cruise and river cruise packages, cargo business, AC tourist trains, adventure tourism packages, foreign exchange, visa, and international travel insurance.

- **E-catering services**

  The IRCTC launched e-catering services in 2015, wherein passengers can log onto the e-catering website, enter a valid PNR and choose from the menu. Orders are accepted over call or SMS as well. Further, to make the services passenger-friendly, online and cash-on-delivery services are available for e-catering services. Besides food from IRCTC-managed food plazas and fast food units, reputed food chains such as McDonald's, KFC, Switz Foods, Only Alibaba, Dominos, Haldiram, Bikanerwala, Nirulas, Sagar Ratna, and Pizza Hut have tied up with IRCTC to serve passengers. As of fiscal 2020, average daily bookings under e-catering totalled 21,571 meals, up from 11,859 meals in fiscal 2019.

10 Overview of air and port freight industries in India

10.1 Review and outlook of air freight

Domestic air freight traffic to grow at 4-6% CAGR up to fiscal 2026

Domestic freight traffic is projected to grow at 30-35% on-year in fiscal 2022 to 675-725 thousand tonne over a low base, owing to revival of the economy and increased capacity deployment. Rise in e-commerce activity, attributable to a permanent shift brought about by the pandemic, has also led to a rise in freight demand, both domestically and globally. Transport of vaccines by air remains a monitorable, and would provide a tailwind to freight traffic. In fiscal 2021, though, domestic freight declined 27% on-year because of Covid-19-induced lockdowns and suspension of air services for two months in the first quarter of the fiscal, lower capacity deployment upon resumption, and contraction of the economy.

In the long term, i.e. up to fiscal 2026, domestic freight traffic is projected to touch 975-1,050 thousand tonne, with increased capacity and connectivity on domestic routes, and higher GDP growth leading to high transfer of goods within the country.

Domestic air traffic trend (000 tonne)


1,200
1,000
800
600
400
200
0
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
591
624
635
697
761
737
538
975-1050
5.6%
1.8%
9.8%
9.2%
3.2%
-27.0
CAGR(FY20-FY26): 4-6%
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY26P
Domestic Air freight traffic trend
Y-o-Y growth rate

P: Projected
Note: Data for fiscal 2021 includes unscheduled cargo operations, including Lifeline UDAN and cargo charter flights
Source: DGCA, CRISIL Research

International air freight traffic estimated to grow at 4-6% CAGR between fiscal 2020 and 2026

International freight traffic is expected to surpass fiscal 2017 levels, surging 20-30% on-year to 1,800-1,900 thousand tonne, with increasing capacity in the international market and rising air shipments because of

bottlenecks in the supply chains and unavailability of containers. In fiscal 2021, though, international freight traffic plunged 24% on-year because of:

- Covid-19 outbreak in India and globally, and subsequent lockdowns and suspension of scheduled international air services
- Contraction in global and Indian economies; and, hence, despite resumption of air services, goods trade and consumption activity declining, thereby lowering international freight volume
- Limited network operated by airline post resumption translating into reduced capacity deployment on certain routes, while some routes saw temporary suspension of air services

Also, international freight traffic was affected as scheduled international services remained suspended. Another fallout was increasing self-reliance and manufacturing in India, which reduced imports; however, this boosted exports.

Over the long term, i.e. up to fiscal 2026, though, international freight is seen at 2,700-2,800 thousand tonne, which is a CAGR of 4-6%.

International air traffic trend (000 tonne)


3000
2500
2000
1500
1000
500
0
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
1543
1658
1855
2144
2200
2003
1521
2700-2800
7.5%
11.9%
15.6%
2.6%
-9.0%
-24.1%
CAGR(FY20-FY26): 4-6%
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY26P
International Air freight traffic trend
Y-o-Y growth rate

P: Projected

Note: Data for fiscal 2021 includes unscheduled cargo operations, including Lifeline UDAN and cargo charter flights

Source: AAI, CRISIL Research

10.2 Review and outlook of port traffic

Port traffic estimated to grow at 2-4% CAGR between fiscals 2020 and 2026

Port traffic declined 4.8% on-year in fiscal 2021 because of an economic slowdown amid lockdowns in India (and globally) to contain the spread of Covid-19. The print was on the back of already slowing port traffic in fiscal 2020, which rose a tepid 2.2% on-year vis-à-vis last five years' CAGR of 4.6%. In fiscal 2021, traffic slowed across all key

commodities, such as coal, container, and petroleum, oil and lubricants (POL). Iron ore, though, bucked the trend, with rising exports.

Over fiscals 2020 to 2026, traffic at Indian ports is expected to rise 2-4% CAGR. However, tapering increase in coal and POL segments, led by slower demand for crude oil, and import substitution, and plateauing of iron ore exports are expected to moderate cargo traffic over the long term.

That said, the share of major ports has been reducing as non-major ports provide better efficiencies and lower turnaround time with competitive rates. Over the next five years as well, CRISIL Research expects growth of non-major ports to outpace major ports, led by the container segment.

Port traffic trend (million tonne)


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
CAGR(FY20-FY26): 2-4%
1,133
1,207
1,307
1,332
1,268
1,500-1,600
485
528
605
616
586
718
648
679
702
716
682
828
FY17
FY18
FY19
FY20
FY21E
FY26P
Major Ports
Non Major Ports

E: Estimated; P: Projected
Note: Numbers at the top indicate total annual port traffic
Source: Indian Ports Association (IPA), CRISIL Research

Container traffic estimated to grow at 5-7% CAGR between fiscal 2020 and 2026; to reach 330-340 million Tonnes by 2026

Amid challenges heaped by the pandemic, container traffic at non-major ports was relatively flat at -0.1% in fiscal 2021 over a low base (in fiscal 2020, the segment grew only 2.5%) as the economy was already slowing down. In fiscal 2021, post an on-year plunge of 24% in the first quarter and a relatively flat second quarter, container traffic rebounded 14% in the third quarter with revival in demand. Over fiscals 2020 to 2026, the container segment is expected to post a growth of 5-7% CAGR vis-à-vis 6.6% rise during the previous five years. During the period, the share of container traffic is expected to shift towards non-major ports, owing to faster turnaround times and setting up of new container terminals.

Container traffic trends (million tonne)


400
300
200
100
0
16%
12%
8%
4%
0%
-4%
14%
11%
3%
0%
CAGR(FY20-FY26): 5-7%
182
208
230
236
235
337
FY17
FY18
FY19
FY20
FY21E
FY26P
Container Traffic
Total Traffic (%y-o-y growth)

E: Estimated; P: Projected

Note: Numbers at the top indicate total annual port traffic

Source: IPA, CRISIL Research

11 Addendum I to the report title 'Assessment of travel industry in India dated November 11, 2021'

2nd February 2022

Additional global competitive analysis

CRISIL Research has compiled additional profiles of key global players in the travel industry on the basis of operating revenue, net profit margin, various financial ratio as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Key players in the market

Players	Year of commencement of business	Company headquarters	Key segments of business	Employee count
Yatra Online, Inc	2005	Gurugram, Haryana	Flights, hotels, holiday packages, trains, buses, cabs, corporate travel, freight	1,006[3]
TripAdvisor, Inc.	2000	Needham, Massachusetts, United States	Travel guidance through reviews & places to visit, flight, hotels, holiday packages, car hire through partner sites	2,596[4]
Trivago NV	2005	Dusseldorf, Germany	Comparison of hotel booking prices from various sites and platforms	834[4]

Note: The above list is not an exhaustive list of global competitors

3: As of FY21

4: As of December 31, 2020

Source: Companies' annual reports, CRISIL Research

Brief profiles of key players

TripAdvisor, Inc: TripAdvisor operates a global travel guidance platform that connects the world's largest audience of prospective travellers with travel partners through rich content, price comparison tools, and online reservation and related services for destinations, accommodations, travel activities and experiences, and restaurants. Under its flagship brand, Tripadvisor, it launched www.Tripadvisor.com in the U.S. in 2000. Since then, it has launched localized versions of the Tripadvisor website in 48 markets and 28 languages worldwide. As of December 31, 2020, Tripadvisor featured 884 million reviews and opinions on 7.9 million hotels and other accommodations, restaurants, experiences, airlines and cruises. In addition to the flagship Tripadvisor brand, it owns and operates a portfolio of online travel brands and businesses, operating under various websites, including the following: www.bokun.io, www.cruisecritic.com, www.flipkey.com, www.thefork.com (including www.lafourchette.com, www.eltenedor.com, www.bookatable.co.uk, and www.delinski.com), www.helloreco.com, www.holidaylettings.co.uk,

www.housetrip.com, www.jetsetter.com, www.niumba.com, www.seatguru.com, www.singleplatform.com, www.vacationhomerentals.com, and www.viator.com.

Trivago NV: Trivago NV is a metasearch engine that compares accommodation prices and offers provided to it by many different online booking sites. It compares and displays different offers from many booking sites, and these sites pay Trivago a fee if a user clicks on their specific deal. Trivago works with many booking sites worldwide, including online travel agencies, as well as accommodation chains and independent hotels. In total, trivago's sites cover more than 2.5 million hotels and other types of accommodations across approximately 190 countries.

Key financial parameters CY20 in USD (CY20 for TripAdvisor, Inc. and Trivago NV, FY21 for Yatra Online, Inc.)

Players	Net revenue (USD million)	Net revenue CAGR (CY18-20)	Operating margin	Net profit (USD million)	Net profit margin	Net profit YoY growth	ROCE	Gearing ratio	Interest coverage ratio
Yatra Online, Inc*	17.2	-64.5%	-45.3%	-16.1	-93.4%	N.Ap.	-177.5%	0.5	-2.3
TripAdvisor, Inc.	604.0	-38.9%	-26.5%	-289.0	-47.8%	-329.4%	-64.0%	-9.1	-3.9
Trivago NV	283.9	-48.8%	-17.9%	-279.3	-98.6%	-1567.8%	-90.9%	0.0	-507.3

*Note: *All parameters for Yatra Online, Inc. are for FY21, while for others it is for CY20. Similarly, past growth for Yatra Online, Inc. is compared with FY, while it is compared with CY for others*

For Yatra Online, Inc., financials converted from INR to USD at average FY21 rate of 1 USD=74.225 INR, 1 USD=70.897 INR for FY20, 1 USD=69.9229 INR for FY19

For Trivago NV, IMF data on currency rates is averaged out for CY20, the rate used is 1 EUR=1.1403 USD, 1 EUR=1.1196 USD for CY19, 1 EUR=1.1815 USD for CY18

N.Ap. stands for Not applicable

Source: Companies' annual reports, CRISIL Research

Key financial parameters CY19 in USD (CY19 for TripAdvisor, Inc. and Trivago NV, FY20 for Yatra Online, Inc.)

Players	Net revenue (USD million)	Net revenue YoY growth	Operating margin	Net profit (USD million)	Net profit margin	Net profit Year on Year growth	ROCE	Gearing ratio	Interest coverage ratio
Yatra Online, Inc*	103.6	-24.5%	-2.6%	-11.8	-11.4%	N.Ap.	-58.4%	-5.1	0.5
TripAdvisor, Inc.	1,560.0	-3.6%	20.1%	126	8.1%	11.5%	41.9%	0.4	36.6
Trivago NV	939.9	-13.1%	4.8%	19.0	2.0%	N.Ap.	11.9%	0.0	87.4

*Note: *All parameters for Yatra Online, Inc. are for FY20, while for others it is for CY19. Similarly, past growth for Yatra Online, Inc. is compared with FY, while it is compared with CY for others*

For Yatra Online, Inc., financials converted from INR to USD at average FY21 rate of 1 USD=74.225 INR, 1 USD=70.897 INR for FY20, 1 USD=69.9229 INR for FY19

For Trivago NV, IMF data on currency rates is averaged out for CY20, the rate used is 1 EUR=1.1403 USD, 1 EUR=1.1196 USD for CY19, 1 EUR=1.1815 USD for CY18

N.Ap. stands for Not applicable

Source: Companies' annual reports, CRISIL Research

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